

2009 Annual Report

InterOil
NYSE: IOC

Photography by Greg Davis | www.gregdavisphotography.com



Contents

InterOil's strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is to establish and develop gas reserves and an LNG facility in Papua New Guinea and export the LNG.

Letter from the Chairman ... 2

Upstream ... 4

Midstream ... 8

Midstream - Liquefaction ... 11

Downstream ... 12

Environment & Community Relations ... 14

Management Discussion & Analysis ... 16

Financials ... 45

Glossary of Terms ... 101

Corporate Directory ... 103

In picture above: Mr. Phil Mulacek, Mr Gaylen Byker, Mr Christian Vinson, Mr Roger Lewis, Mr Roger Grundy, Mr Bill Jasper, Mr Ed Speal, Mr Collin Visaggio, Mr Wayne Hamal – Photograph December 1, 2009 taken at Antelope-2 discovery well in Papua New Guinea during testing.


P2-HCO
ANTELOPE-2
FLOW TEST

Letter from the Chairman

Dear Shareholders:

I would like to begin by describing 2009 as our most successful year on record since InterOil's inception in 1997. We achieved most of our objectives notwithstanding the residual turmoil that was still in force in the markets for most of the year. We are working towards 2010 being no less successful and to continuing to create exceptional value for you.

The past year was the first where the Company recorded an annual net profit after contributions from our refining and distribution businesses more than offset losses incurred in our developing upstream and liquefaction businesses. We were also successful in continuing to reduce our financial leverage was from a debt-capitalization ratio of 36% at the end of 2008 (after having been 67% in 2007), to a meagre 11% at year-end 2009, leaving our balance sheet in a very healthy condition which now enables the Company to explore a broad range of funding alternatives in the future.

Our exploration success has continued. As of December 31, 2009, GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator retained by us to certify our resource position under applicable Canadian standards and requirements, provided a 'best case' contingent resource estimate of 8.2 trillion cubic feet (tcf) of natural gas and 156.5 million barrels of condensate (mmbbls) for a total of 1.52 billion barrels of oil equivalent. This compares to the 2008 best case contingent resource estimate of 3.4 tcf of natural gas and 59.3 mmbbls for a total of 631 million barrels of oil equivalent, a 141% increase. Upstream gross capital expenditures of $91.8 million added best case gross initial recoverable resources of 889 million barrels of oil equivalent, for a cost of 2C contingent resource additions of approximately $0.10/BOE ($0.017/Mcfe). We believe that this level of contingent resources would be sufficient to underpin our proposed liquefied natural gas project (LNG) which is planned to be located on Papua New Guinea Crown land adjoining our refinery.

While on the subject of resources, allow me to briefly talk further about the Antelope field where two remarkable wells; the Antelope-1 and Antelope-2 wells, have discovered gas and condensate

On March 2, 2009, the Antelope-1 well flowed gas at a rate equivalent to 382 million cubic feet of gas per day with 5,000 barrels of condensate per day, establishing a new record for Papua New Guinea. On December 1, 2009 a surface flow test conducted at Antelope-2 tested natural gas and condensate at a rate of 705 million cubic feet of gas per day with 11,200 barrels of condensate per day.

The likelihood is that additional value of any substance is more likely to occur in the exploration and midstream liquefaction segments of our business. Currently, InterOil's exploration assets consist of petroleum licenses covering about 3.9 million acres in Papua New Guinea's Gulf Province, of which only a fraction has been explored to date. We have already identified 40 exploration prospects for further assessment in that area. Conversely, late in the year we agreed to divest our 15% non- operated interest in PPL244, located offshore in the Gulf waters of PNG. The divestment remains subject to Papua New Guinea government approval and is expected to close soon. It was undertaken to better allow us to concentrate our resources in exploration areas and methods we consider more prospective at present and which we are better placed to exploit.

On February 9, 2010, we announced the purchase of a second drilling rig. The second rig is outstanding in terms of design and capabilities and is particularly well suited for operations in the area in which our development and exploration activities are being conducted. Once commissioned later this year, the second rig will of course provide greater flexibility and provide some means for us to progress our exploration activities at a greater rate.

In our midstream liquefaction segment and the planned development of an LNG facility, we, along with Pacific LNG Operations Ltd, acquired Merrill Lynch's interest in the joint venture company which had been formed to develop the proposed LNG project. This provides us with an enhanced ability to transact with a major industry player that may want to participate directly in the entire value chain, from the well-head to long term LNG off-take agreements. We are currently in the process of inviting bids from industry majors and other interested parties to invest and participate in the LNG Project and hope to be able to close an acceptable transaction during 2010.

Significant progress was achieved at the end of 2009 with the signing of the LNG Project Agreement ("Project Agreement") with the Government of Papua New Guinea which sets the project fiscal terms for a twenty year period. The Project Agreement includes a 30% company tax rate and certain exemptions applicable to large scale projects of this nature. The Agreement also sets out the terms upon which the Government is able to acquire up to a 20.5% ownership interest in the Project, and for an additional 2% interest to be acquired by affected landowners. The Agreement provides important definition to the parameters within which the LNG Project is to be conducted and provides an essential platform for any future investment by InterOil and its partners.

Our midstream refining operations at Napa Napa were profitable in 2009, in part due to the lower volatility in the traded price of crude in 2009 and in large part to the US$18.2 million we netted from closing out hedge contracts entered into during 2008 to manage timing and margin risk on our crude cargos.

Our downstream distribution business continued to operate profitably with an increase in sale volumes. We also entered into a direct shipping arrangement under which we are now able to direct vessel movements, rather than co-ordinate shipping around Papua New Guinea with other distributors as was previously the case. This also provides us with the ability to build our export market in the nearby region.

We mentioned in last year's report, early in 2009 we delisted from the TSE in Canada in preparation for our listing on the New York Stock Exchange which took place on March 31, 2009. At that time we believed that our transition to the NYSE, the world's premier exchange, would provide shareholders with increased liquidity, while strengthening InterOil's profile in financial markets. Since listing on the NYSE, InterOil has attracted investment analyst coverage by a leading Wall Street investment firm as well as several other equally important research companies. The result has been a significant increase in the number of institutional investors who are now shareholders in our Company.

In closing, although I described 2009 as our most successful year since the inception of InterOil in 1997, it was not all "plain sailing". We have had to deal with a great many issues as is natural in the business environment we occupy. In this context I would like to express my gratitude to InterOil's team of committed staff and senior management, for their continued support, dedication and loyalty. I also wish like to thank my Board of Directors for their wise counsel and significant contribution to the Company during the year past.

Phil S. Mulacek

Phil E Mulacek
Chairman and Chief Executive Officer



Upstream

"In 2009 our main focus was the appraisal of the Elk/Antelope field. In 2010 we intend to initiate development of Elk/Antelope and also resume our exploration programs with further airborne gravity and magnetics, additional exploration seismic and drilling. We have the potential to build on our huge exploration success to date by discovering additional gas volumes and focus to unlock the oil potential of this new exploration frontier."

Mr Wayne Hamal, General Manager Exploration and Production

Upstream - Exploration and Production

Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries. Current commercialisation of the Elk and Antelope fields includes the development of a condensate stripping and recycling facility and development of gas production facilities for liquefied natural gas.

Description of Properties

As at December 31, 2009 we had interests in four PPLs in Papua New Guinea covering approximately 4.7 million gross acres, of which approximately 4.1 million net acres were operated by InterOil. PPLs 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. All of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore in the Gulf of Papua.


InterOil Structures
Gas Field
Oil Field
Lead
Prospect
PPL237
PPL238
PPL236
Proposed LNG Pipeline
Hiritano Hwy
Australia
Port Moresby

The following table summarizes our interests and the details of exploration wells that have been drilled on acreage currently held by InterOil as at December 31, 2009:

License	Location	Operator	InterOil Working Interest [1]	Acreage Gross	Acreage Net
PPL 236	Onshore	InterOil	100.00%	1,122,224	1,122,224
PPL 237	Onshore	InterOil	100.00%	809,267	809,267
PPL 238	Onshore	InterOil	100.00%	2,084,326	2,084,326
PPL 244	Offshore	Talisman	15.00%	675,400	101,310
Total				**4,691,217**	**4,117,127**

(1) See Petroleum License Details – Net Working Interest on PPL 236, PPL 237 and PPL 238

Operated License Commitments, Terms, Expiry and Re-Application

The primary six year terms of our operated exploration licenses expired in March 2009. Under the relevant legislation in Papua New Guinea, a licensee is permitted to apply for a second exploration term for a further five year period, but is required to relinquish 50% of the acreage granted under the primary term. In March 2009, all three licenses were renewed in respect of what we considered the most prospective 50% of the license acreage.

The PPL license renewals also required that we make further commitments on spending within those license areas during the renewed license term. Set out below are InterOil's applicable commitments for each PPL based on the approved renewals in March 2009:

License	License Issued for second term in	Second Term	Commitment Years 1- 2 (US $ Millions)	Commitment Years 3 - 5 (US $ Millions)	Total License Commitment (US $ Millions)	License Expiry
PPL 236	March 2009	5 years	$5.0	$10.0	$15.0	March 2014
PPL 237	March 2009	5 years	$14.0	$34.0	$48.0	March 2014
PPL 238	March 2009	5 years	$2.0	$30.0	$32.0	March 2014
Totals			**$21.0**	**$74.0**	**$95.0**	

Petroleum License Details

Net Working Interests on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)

The Operated Exploration Licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are wholly owned by InterOil, subject to investor elections to earn a working interest in any discoveries under our various indirect participation interest agreements. The State also has the right under relevant PNG legislation to acquire a 22.5% interest (which includes 2% on behalf of landowners) in any PDL, by contributing its share of exploration and development costs. Pacific LNG Operations LTD (Pac LNG), a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G., holds a 2.5% working interest in gas and condensate in the Elk and Antelope fields (which fields are located on PPL 237 and PPL 238) under an agreement entered into in 2009. The agreement grants Pac LNG rights to be registered on the PRL applied for in respect of the fields and on any subsequent PDL. The table (see right) sets forth the potential dilution of existing working interests in a discovery in the event that the State, Pac LNG and indirect participation interest holders all exercises their rights to acquire their allocated interests in the Elk and Antelope discoveries.

Participant	Working interests *	With State participation
InterOil	74.1614%	57.4751%
IPI holders	16.5886%	12.8562%
PNGDV	6.75%	5.2312%
Pac LNG	2.50%	1.9375%
State entitlement (Petromin)	0.00%	20.50%
Landowners entitlement	0.00%	2.00%
Total	**100.00%**	100.00%

* These interests assume all existing potential partners as at December 31, 2009 elect to participate.

Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPL's 238 and 237, where the Elk and Antelope fields are located.

On October 30, 2008, Petromin entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields. If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk and Antelope fields. The State's right to invest arises under legislation and is exercisable upon issuance of the PDL, which has not yet occurred. The agreement contains certain provisions applicable in the

event that the PDL is not issued within a certain timeframe. During 2009, the State confirmed Petromin's nomination to exercise its interest in the Elk and Antelope fields.

Petroleum Prospecting License 236

We have a 100% working interest in PPL 236, subject to elections made by holders of certain indirect participation interests described below. We are the operator of the license. This license covers an area that includes our refinery and has limited road access. We conducted desktop studies over this license area in September and October 2009.


PPL236
Hiritano Hwy
Proposed
LNG Pipeline

Petroleum Prospecting License 237

We have a 100% working interest in PPL 237, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. In 2007, 28 miles (44 kilometres) of the 144 mile (230 kilometres) Elk appraisal 2D seismic program were acquired over PPL 237. During 2009, the Antelope-2 well was drilled in this license area. This well satisfies our obligation to drill a well on PPL 237 in the first year of the current second term of the PPL 237 license. On December 2, 2009, a short term surface flow test of Antelope-2 was conducted resulting in an estimated 705 mmscfpd of gas and associated condensate of approximately 11,200 bbls per day. During 2009, we also undertook various continuing desktop and surface studies.


PPL237
Proposed
LNG Pipeline

Petroleum Prospecting License 238

We have a 100% working interest in PPL 238, subject to elections made by holders of indirect participation interests described below. We are the operator of the license. We have drilled a total of seven wells on this license of which Elk 1, Elk 4A and Antelope-1 have been gas/condensate discovery wells. On March 2, 2009 a short term surface flow test of Antelope-1 was conducted resulting in an estimated 382 mmscfpd of gas and associated condensate of approximately 5,000 bblpd. This well encountered a dolomitized reef and penetrated approximately 2,000 feet of reservoir with matrix porosity averaging around 8%. On November 28, 2008, we applied for a Declaration of Location over our discovery block and an additional 8


PPL238
Legend
Proposed
LNG Pipeline

blocks in the license that comprised the Elk and Antelope fields and a development corridor. The declaration of location is a necessary pre-condition to the application for a PRL or a PDL and was granted in March 2009. In August 2009, we applied for a PRL over the declared location. The PRL is yet to be granted. Subject to an election to be made by Petromin to acquire a 20.5% interest on behalf of the State, we will have a 97.5% interest in the PRL once it is granted, recognizing the 2.5% direct working interest held by Pacific LNG Operations Limited acquired during 2009.

Petroleum Prospecting License 244

We currently have a 15% working interest in PPL 244 although we have agreed to terms to divest all of our interest in this license. This divestment is currently pending approval from the State, at which point it will become unconditional and the transaction will be finalized. Talisman Oil Limited is the operator of this license. This license was granted on February 25, 2005 for a six year term ending February 25, 2011. This license is located offshore in the Gulf of Papua and the operator is preparing to drill a commitment well in the second half of 2010.

Petroleum Development License ("PDL")

In order to progress the proposed development and commercialization of the Elk and Antelope fields, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the Elk and Antelope fields and also acreage on which to locate facilities and pipelines. We have commenced preparation of an application for a PDL which encompasses the Elk and Antelope fields and this work is ongoing.

The State's Department of Petroleum and Energy ("DPE") will review any PDL application and an initial development plan and consider awarding a PDL. Should the PDL be issued, the acreage would be held subject to periodic review. It is at this stage that the State's interest would be recorded on the Papua New Guinea Petroleum register as a partner on the license, if the State elects to take up such interest.

Participation Agreements

In May 2003, we entered into an indirect participation agreement with PNGDV which was amended in May 2006. Under this amended agreement, PNGDV has a right to a 6.75% interest in the next four exploration wells (the first of which was Elk-1 so that two of these four wells have now been drilled) to be drilled by us. PNGDV also retained the right to participate for up to an interest of 5.75% in the 16 wells that follow the next four wells by contributing their share of well costs.

In February 2005, we entered into an agreement with IPI holders pursuant to which the IPI holders paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and 238. We have drilled four of the eight wells to date. IPI holders hold interests totaling 16.5886% of each of these existing and future wells, including those in the Elk and Antelope fields.

"The results of our Antelope wells stand out in their own right. However, as an explorationist I am most excited by their impact on our exploration potential. We have established the Papuan Gulf reef trend extends onshore into the heart of our licences. We have a frontier basin with the potential to be as prolific as the reefal gas fields, like the giant Arun field, in the Lho Sukon region of North Sumatra."

Mr David Holland, Exploration Manager



In addition to the above, PNG Energy Investors ("PNGEI") has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2009, we have drilled less than 9 exploration wells. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these future wells.

For details of "Material Contracts" view AIF available on SEDAR – www.sedar.com.

Pac LNG holds a 2.5% direct working interest in gas and condensate in the Elk and Antelope fields under an agreement entered into in 2009. The agreement grants rights to Pacific LNG to be registered on the PRL applied for in respect of the Elk and Antelope fields.

If a PDL is granted, investors in our participation interest programs set out above have the right to become working interest owners in the PDL. In order to maintain their right to earn revenues from the field, the investors are required to continue to fund their share of ongoing appraisal drilling and all subsequent capital expenditures which may be required to bring the field into production.



Midstream

"2009 was a favourable year for crude supply to the refinery and for the performance of our assets both in production output and our continued focus on asset care and maintenance activities. We achieved 2000 man-days without a lost time incident, and introduced night berthing at our Jetty. In 2010 we will look to maximise the production of transport fuels in keeping with the growing demand in Papua New Guinea"

Mr. Andy Dolman General Manager – Refining

Midstream - Refining

Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Under our 30 year agreement with the State which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an IPP. (See under the heading "Sales" on page 9 for a further discussion of IPP). Our refinery's production capacity is more than sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea. However, during 2008 and continuing through 2009, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea by distributors in contravention of our rights under our agreement with the State. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. Low sulfur waxy residue can be and is being sold as fuel domestically and by export and is valued by more complex refineries as cracker feedstock.



Facilities and Major Subcontractors

Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system (gantry). Our larger berth has deep water access of 56 feet (17 metres) and has been designed to accommodate 12,000 to 130,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 22,000 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstock and approximately 1.1 million barrels of refined products. We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.

Our refinery's on-site laboratory is an Australian National Association of Testing Authorities (NATA) accredited lab. The lab is staffed and operated by an independent nationally accredited company. All crude imports and finished products are tested and certified on-site to contractual specifications while independent certification of quantities loaded and discharged at the refinery are also provided by the laboratory.



Crude Supply and Throughput

In December 2001, we entered into an agreement with BP for the supply of crude feedstock to our refinery. The original agreement continued until June 2009 when it was renewed for a further 12 months until June 2010. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstock for our refinery. We will continue to review these arrangements and other options for sources of supply after expiration of this contract. We do not expect that the expiration of this contract will adversely affect our ability to obtain crude feedstock for the refinery.

Sales

Papua New Guinea is our principal market for the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the State, the State has agreed to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, (and from any refinery which may be constructed in Papua New Guinea), at IPP. In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported. In November 2007, the IPP was modified by changing the Singapore benchmark price from the "Singapore Posted Prices" which is no longer being updated, to "Mean of Platts Singapore" ("MOPS") which is the benchmark price for refined products in the region in which we operate. The revised formula is yet to be formally entrenched by means of necessary amendment to the Project Agreement governing the Company's relationship with the Independent State of Papua New Guinea. However, it is the current IPP calculation mechanism being monitored by the ICCC (see "Material Contracts – Refinery Project Agreement").

The major export product from our refinery is naphtha, which was historically sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expired in September 2008. A 12 month term contract was then signed with Sojitz Corporation for export sales of naphtha from October 1, 2008 to September 30, 2009. From October 1, 2009, a new term agreement with Dalian Fujia Dahua Petrochemicals, which operates a petrochemical plant in China, has been put in place providing for export sales of naphtha until September 30, 2010.

During 2009, there were six export cargoes of naphtha averaging approximately 27,000 metric tons each for a total of approximately 166,000 tonnes or 1.55 million bbls. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline or middle distillates in 2007 or 2008. However, we made an export sale of diesel and gasoline to the Pacific Island of Nauru in November 2009.

Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines.

Until the conversion in 2006, of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of

LPG. With the installation of the low sulfur waxy residue firing generators, heaters and boilers, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are now a net producer of LPG.

Competition

Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners for use as feedstock. Therefore, there is significant competition to secure cargoes of these crude types. Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.

We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the IPP structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading "Sales" (page 9). We do not envision any new entrants into the refining business within Papua New Guinea under the current market conditions. However, domestic distributors did not source all of their requirements from the refinery during 2008 and 2009 and a volume of competing finished product is currently being imported, in contravention of our rights under our Refinery Project Agreement. Excess diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large cargo sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.

Customers

Domestically in Papua New Guinea we sell Jet A-1 fuel, diesel, gasoline and small parcels of gases and low sulfur waxy residue to all domestic distributors. Our main domestic customer is our downstream business segment, however we also distribute fuel products to Niugini Oil Company (NOC) and Exxon Mobil, with gases sold to Origin PNG.

Our major exports are naphtha and low sulfur waxy residue ("LSWR"). Previously we sold all naphtha exports under term contracts with Shell and Sojitz Corporation. Since October 2009, all sales of naphtha have been under our 12 month term contract with Dalian Petrochemical Plant. Sales of export LSWR were also under a term contract with Shell International Eastern Trading Company which expired in December 2008. We have not renewed the term contracts for sales of low sulfur waxy residue and, since such time, sell LSWR in the spot market.

Trading and Risk Management

Our revenues are derived from the sale of refined petroleum products. Prices for refined products and crude feedstock are volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.

Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products takes place after the crude feedstock is discharged and processed. This timing difference impacts upon the cost of our crude feedstock and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments to reduce or hedge the risks of changes in the relative prices of our crude feedstock and refined products. These derivatives, which we use to manage our price risk, effectively enable us to manage the refinery margin. However, this means that if the difference between our sales price of the refined products and our acquisition price of crude feedstock expands or increases, then the benefits are limited to the margin range we have established. We refer to this risk as timing and margin risk.

The derivative instrument which we generally use is an over-the-counter swap. Swap transactions are executed between the counterparties in the derivatives swaps market. It is commonplace among major refiners and trading companies in Asia Pacific to use derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to manage margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.

Due to the high volatility of crude prices in 2008 we entered into certain short and long term hedges in order to manage a significant portion of our timing and margin risk on our

crude cargos. In 2009 our hedges netted us $18.2 million of hedging gains which were recognised in our 2009 refinery profit. In light of lower volatility, no new hedges were entered into during 2009 and there are no outstanding derivative hedge contracts as at December 31, 2009.

Midstream - Liquefaction

InterOil is developing an LNG Project for the potential construction of liquefaction facilities that would be built adjacent to our refinery. The LNG Project targets facilities that would produce up to nine million tons per annum of LNG and associated condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling. Initial design for the liquefaction facilities incorporates interface with our existing refining facilities.

On July 30, 2007, a shareholders' agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. ("Joint Venture Company"). The signing of this shareholders' agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between InterOil and the other parties to the shareholders' agreement. This shareholders agreement established the Joint Venture Company as the basis for participation in and furtherance of the LNG Project.

On February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd acquired Merrill Lynch's interests in the Joint Venture Company in equal shares. InterOil ultimately issued 499,834 common shares valued at $11.25 million for its share of the consideration to Merrill Lynch. As a result of this transaction, Merrill Lynch has not retained any ownership in LNG Project or in the Joint Venture Company. (See "Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009")

At present, we have equal voting rights with Pac LNG in the Joint Venture Company and all decisions are required to be unanimous. At the time the shareholders agreement was signed, we were also provided with non-voting B class shares in the Joint Venture Company reflecting a fair economic value of $100.0 million in recognition of our contribution to the LNG Project. Our contribution included, among other things, infrastructure developed by us near the proposed liquefaction facility site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. Under the 2007 shareholders' agreement, we are not required to contribute towards cash calls from the Joint Venture Company until an equal amount has been contributed by our joint venture partner to equalize their investment in the Joint Venture Company with that of InterOil. As of December 31, 2009, InterOil held 86.66% of the non-voting B class or economic shareholding in the Joint Venture Company. Ultimately, after such equalization, we are entitled to a 52.5% economic interest in the Joint Venture Company while Pacific LNG is entitled to 47.5%.



Our shareholders' agreement recognises that the Final Investment Division for the project is expected to be approved when all of the joint venture partners agree that each and all of the following steps have been completed.

(i) conclusion of FEED for certain (phase 1) facilities;
(ii) execution of the major project contracts;
(iii) approval of the construction plan and budget;
(iv) approval of the financing plan; and
(v) receipt of each material governmental approval required for the project.

Initial engineering design has been undertaken in relation to the LNG Project and the regulatory and taxation regime with the State was established with the execution on December 23, 2009, of the LNG Project Agreement. This agreement also provides for the participation by the State in the LNG Project, allowing it to take up to a 20.5% ownership stake. Affected landowners are able to take an additional 2% stake. Aside from the extensive negotiation process associated with this agreement, effort has been focused towards, establishing the availability of sufficient gas quantities to underpin this project.

We are also undertaking a continuing process to explore the sale of a portion of the ownership in the LNG Project and the Elk and Antelope fields, to industry investors with a view to assisting us to finance the project.

Completion of liquefaction facilities will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully finance or construct such facilities, or as to the timing of such construction.


InterOil
BBJ·328

Downstream

In 2009 with an experienced and committed team of employees, many of whom have served the business for many years, and in partnership with selected competent road transport operators we continued to deliver on our objective to be the supplier of choice by the majority of customers in PNG."

Mr. Peter Diezmann, General Manager, Downstream

Downstream - Wholesale and Retail Distribution

Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, aviation, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers. As of December 31, 2009, we believe we supplied approximately 70% of Papua New Guinea's total refined petroleum product needs.

Sales

The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In June 2009, ICCC commenced a review into the pricing arrangements for petroleum products in PNG. The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC. The ICCC have most recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business. Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

Supply of Products

Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell branded commercial and industrial lubricants, such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery. We import the commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.

We deliver refined products from our refinery to two tanker vessels. These vessels deliver the refined products to distribution terminals and depots, including those owned by us. We do not own these vessels but rather lease them on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants and customers in Papua New Guinea. Our inland depots are supplied by road tankers which are owned and operated by third party independent transport contractors.

Our terminal and depot network distributes refined petroleum products to retail service stations, aviation facilities and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets. We pass transportation costs through to our customers.

Retail Distribution

As of December 31, 2009, we provided petroleum products to 56 retail service stations with 43 operating under the InterOil brand name and the remaining 13 operating under their own independent brand. Of the 56 service stations that we supply, 17 are either owned by or head leased to us with a sublease to company-approved operators. The remaining 39 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

Wholesale Distribution

We also supply petroleum products as a wholesaler to commercial clients. We operate 12 aviation refueling facilities throughout Papua New Guinea and are the largest aviation supplier in PNG, outside the main centre of Port Moresby.

We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs. Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2009 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.

Competition

Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We believe that throughout 2009, our competitors progressively increased their direct importation of refined petroleum products activity rather than sourcing products from our refinery. We have been able to obtain refined products for our distribution business at competitive prices to date, but our competitive position is threatened by the importing activity of our competitors. We also believe that our commitment to the distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have exited the Papua New Guinea fuel distribution market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could if they decided to do so, expand much more rapidly in this market than we can.

Customers

We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited ("OTML") in Papua New Guinea pursuant to a wholesale distribution contract. Due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery. At present, no contract is in place with OTML with the previous contract having expired in December 2009. Agreement has been reached in principle for a new three year supply arrangement and we are currently working to finalise the agreement.

We also sell approximately 10% of our refined petroleum products to Shell Oil Products Ltd (SOPL) in Papua New Guinea pursuant to a wholesale supply contract for the international airport. Due to the amount of petroleum products provided to SOPL, the loss of this customer, at least in the short term would adversely affect the profitability of our wholesale distribution business segment and of the refinery. At present, no contract is in place with SOPL with the previous contract having expired in October 2009. SOPL's owner is engaged in the process of tendering for the divestment of SOPL and the aviation refueling business conducted by it at Port Moresby's international airport. We participated in the tender process during 2009 and entered into an agreement to acquire SOPL as the preferred bidder. The agreement was subject to approval by Papua New Guinea's competition authority, the Independent Consumer and Competition Commission (ICCC). The ICCC refused to authorize the acquisition by us on the basis of our existing market share and the agreement was terminated. Shell's owners have reinstated the sale process.



Environmental and Community Relations

We witnessed significant progress toward development of InterOil's hydrocarbon discovery in the Gulf Province which has the potential to contribute positively towards the improvement in living standards for the people in the project area and throughout both the Province and Papua New Guinea. Through InterOils Community Affairs Department the Company is working closely with communities and Government to realise the benefits presented by this Project."

Geoff Hiatt, Community Affairs Manager

Environmental Protection

Our operations in Papua New Guinea are subject to an environmental law regime which includes laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.

Environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).

The Environment Act 2000 is the single most significant legislation affecting our operations. This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.

Compliance with Papua New Guinea's environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations, as has been the case during 2009. Future legislative action and

regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.

We have outstanding loans with OPIC, an agency of the United States Government. OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC's judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country. For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards. OPIC systematically monitors compliance with environmental representations and non-compliance may constitute a default under loan agreements.

More stringent laws and regulations relating to climate change and greenhouse gases may be adopted in the future and could cause us to incur material expenses in complying with them. Regulatory initiatives could adversely affect the marketability of the refined products we produce and any oil and natural gas we may produce in the future. The impact of such future programs cannot be predicted, but we do not expect our operations to be affected any differently than other similarly situated domestic competitors.



Environmental and Social Policies

We have developed and implemented an environmental policy which acknowledges that the principles of sustainable development are integral to responsible resource management and will strive to minimize impacts on the physical environment. Other environmental initiatives embrace the introduction of " Environmental Risk Analysis " for major projects in which hazards to the environment are identified, mitigating controls implemented and a " Hazard Register "developed to monitor any residual risks. We are also developing project specific " Environmental Management, Monitoring & Reporting Plans ", in compliance with the PNG environmental legislation and in order to monitor our ongoing compliance and performance, we have established corporate level controls in which all " near miss and real incidents " are reported, and investigated.

We have not adopted any specific social policies that are fundamental to our operations. However, we are committed to working closely with the communities we operate in and to complying with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.

Our History

Since 1997 InterOil has actively sought to engage with the communities where our operations are conducted, in a positive and fruitful way. Our positive attitude and respect for the individual, the government and the community at large continues to create goodwill in Papua New Guinea. The Company is proud to be playing a meaningful role in the development of the country and its citizens and remain hopeful that our proposed LNG Project will bring with it, new opportunities for mutual benefit.

We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on "bottom-up planning" thus ensuring that all planning and development takes the local community into account. In relation to our midstream business, the department has developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery. In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks. These include land owner identification studies, social mapping management, local recruitment,

Management Discussion and Analysis

The following Management Discussion and Analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2009 and annual information form for the year ended December 31, 2009 (the "2009 Annual Information Form"). The MD&A was prepared by management and provides a review of our performance in the year ended December 31, 2009, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States dollars ("USD") unless otherwise specified. References to "we," "us," "our," "Company," and "InterOil" refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at and for the year ended December 31, 2009, unless otherwise specified.

We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 30 - "Reconciliation to the generally accepted accounting principles in the United States" to the audited financial statements for the year ended December 31, 2009 for the reconciliation of the Canadian GAAP and U.S. GAAP information.

Forward-looking Statements

This MD&A contains "forward-looking statements" as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as "may," "plans," "believes," "expects," "anticipates," "intends," "estimates," "forecasts," "budgets," "targets" or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of an LNG plant and condensate stripping facility in Papua New Guinea; the development of such LNG plant and stripping facility; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; the potential discovery of any commercial quantities of oil; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

- our ability to finance the development of an LNG and condensate stripping facility;
- the uncertainty in our ability to attract capital;
- the uncertainty associated with the regulated prices at which our products may be sold;
- the inherent uncertainty of oil and gas exploration activities;
- potential effects from oil and gas price declines ;
- the availability of crude feedstock at economic rates;
- our ability to timely construct and commission our LNG and condensate stripping facility;
- difficulties with the recruitment and retention of qualified personnel;
- losses from our hedging activities;
- fluctuations in currency exchange rates;
- the uncertainty of success in pending lawsuits and other proceedings;
- political, legal and economic risks in Papua New Guinea;
- our ability to meet maturing indebtedness;
- stock price volatility;
- landowner claims and disruption;
- compliance with and changes in foreign governmental laws and regulations, including environmental laws;
- the inability of our refinery to operate at full capacity;
- the impact of competition;
- the margins for our products;
- inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
- exposure to certain uninsured risks stemming from our operations;
- contractual defaults.
- payments from exploration partners;
- interest rate risk;
- weather conditions and unforeseen operating hazards;
- the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
- the impact of our current debt on our ability to obtain further financing;

- the adverse effects from importation of competing products contrary to our legal rights; and
- law enforcement difficulties.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading "Risk Factors" in our 2009 Annual Information Form.

Furthermore, the forward-looking information contained in this MD&A is made as of March 1, 2010, unless otherwise specified and, except as required by applicable law, we will not update publicly or revise any of this forward-looking information. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Oil and Gas Disclosures

We are required to comply with Canadian Securities Administrators' National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities ("NI 51-101"), which prescribes disclosure of oil and gas reserves and resources. GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2009 in accordance with NI 51-101 and is summarized in our 2009 Annual Information Form available at www.sedar.com. We do not have any reserves, including proved reserves, as defined under NI 51-101, as per the guidelines set by the United States Securities and Exchange Commission ("SEC") under ASC Topic 932, as at December 31, 2009.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We include in this MD&A information that the SEC's guidelines generally prohibit U.S registrants from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company's Form 40-F dated March 1, 2010, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Resources

We currently have no production or reserves as defined in NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

The Elk and Antelope fields (see "Description of Our Business"), located in Papua New Guinea, is reservoired in a composite trap comprising structural and stratigraphic elements consisting of a Late Oligocene to Late Miocene limestone and carbonate. The Elk field overlies the northern end of the Antelope field and comprises a tectonic wedge, or over thrust, of highly fractured deep water limestone and has been penetrated by the Elk-1 and Elk-2 wells. The Antelope structural field penetrated by the Antelope-1 and Antelope-2 wells consists of a dominantly shallow water reef/platform complex with a dolomite cap with well developed secondary porosity and permeability.

An evaluation of the resources of gas and condensate for the Elk and Antelope fields has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2009, and was prepared in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101.

All resources estimated are classified as contingent resources – economic status undetermined as follows:

Gross Resources Estimate for Gas and Condensate*

As at December 31, 2009	Case		
	Low	Best	High
Initial Recoverable Sales Gas (tcf)	6.19	8.18	9.94
Initial Recoverable Condensate (mmbbls)	117.1	156.5	194.7
Initial Recoverable (mmboe)	1,148.8	1,519.8	1,851.4

*These estimates represent 100% of the Elk/Antelope Field. InterOil currently has a 97.50% working interest in the Elk and Antelope fields

Resource Estimate for Gas and Condensate – Net to InterOil*

As at December 31, 2009	Case		
	Low	Best	High
Initial Recoverable Sales Gas Resources (tcf)	3.56	4.70	5.71
Initial Recoverable Condensate (mmbbls)	67.3	89.9	111.9
Initial Recoverable (mmboe)	660.6	873.2	1063.6

*These estimates are based upon InterOil holding a 57.4751% working interest in the Elk and Antelope fields, which assumes that: (i) the State and landowners elect to participate in the Elk and Antelope fields to the full extent provided under applicable PNG oil and gas legislation after a PDL has been granted in relation to the Elk/Antelope field and (ii) all elections are made to participate in the Field by all investors pursuant to relevant indirect participation interest agreements with InterOil, including to participate fully and directly in the PDL.

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. The following contingencies must be met before the resources can be classified as reserves:

- Sanctioning of the facilities required to process and transport marketable natural gas to market.
- Confirmation of a market for the marketable natural gas and condensate.
- Determination of economic viability.

Although a final project has not yet been sanctioned, pre-FEED studies are ongoing for LNG and condensate stripping operations as options for monetization of the gas and condensate.

The "low" estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate. The "best" estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate. The "high" estimate is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment. Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

Introduction

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments and operations

Upstream: Exploration and Production – Explores for and appraises potential natural gas and oil structures in Papua New Guinea with a view to commercializing significant discoveries. Current commercialization of the Elk and Antelope fields include the development of a proposed condensate stripping facility and development of gas production facilities for liquefied natural gas.

Midstream: Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing proposed onshore and/or offshore floating liquefied natural gas processing facilities in Papua New Guinea.

Downstream: Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

Business Strategy

Our business strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. A significant element of that strategy is to establish and produce gas and condensate reserves and develop liquefaction and condensate stripping facilities in Papua New Guinea. The produced LNG would be exported overseas, whilst the condensate is planned to be used as feedstock for our Midstream - refinery.

InterOil plans to achieve this strategy by:

- Developing our position as a prudent and responsible business operator
- Enhancing the refining and distribution business
- Maximizing the value of our exploration assets
- Building an export liquefaction gas business
- Positioning ourselves for long term success

Further details of our business strategy can be found under the heading "Business Strategy" in our 2009 Annual Information Form available at www.sedar.com.

Operational Highlights

Summary of operational highlights

A summary of the key operational matters and events for the year, for each of the segments is as follows:

Upstream

- On March 2, 2009, the Antelope-1 well flowed gas at a rate equivalent to 382 million cubic feet of gas per day with 5,000 barrels of condensate per day. The well was drilled to a total depth of 8,892 feet (2,710 meters).
- On March 5, 2009, our PPL 238, 237 and 236 licenses were re-issued for a five year term.
- On April 17, 2009, an indirect participation interest ("IPI") investor waived conversion rights to 160,000 of our common shares under the IPI agreement triggering conveyance accounting for their 1.2% interest in the IPI program.
- On June 26, 2009, the Antelope-1 side track was completed with the installation of 2 7/8" tubing and the well was made ready for future production and/or long term flow testing.
- On July 27, 2009, the Antelope-2 well was spudded 2.3 miles to the south of Antelope-1. The purpose of this well was to help delineate the Antelope structure to the south and to further evaluate the condensate and oil observed in the Antelope-1 well.
- During August 2009, we applied for a Petroleum Retention Licence ("PRL") over the declared location. The declaration of location is a necessary pre-condition to the application for a PRL or a PDL. The declared location was granted to us in March 2009 on our discovery block, and an additional 8 blocks in the license that comprised the Elk and Antelope fields, and a development corridor. The PRL is yet to be granted.
- During September 2009, we bought back a total of 4.3364% of IPI interests held under the 2005 Amended and Restated Indirect Participation Agreement.
- During September 2009, we sold to Pacific LNG Operations Limited a 2.5% working interest in the Elk and Antelope fields under an option granted to it and announced by us on May 24, 2007. The interest was acquired in exchange for cash consideration totaling $25.0 million, including $15.0 million paid previously under the 2007 option, together with the transfer to us of 2.5% of Pacific LNG's economic interest in the LNG Project joint venture, and payment by Pacific LNG Operations Limited of certain historical costs incurred in exploring and developing these fields.
- On September 17, 2009, the Antelope-2 well intersected the top of the reservoir at 6,007 feet, 345 feet higher than pre-drill estimates.
- During the third quarter, CGG Veritas was mobilised in preparation to execute a planned 100km appraisal seismic program over the Elk and Antelope fields. This program progressed during fourth quarter and the first seismic lines were completed in December 2009.

- On December 1, 2009 a surface flow test conducted at Antelope-2 tested natural gas and condensate at a rate of 705 million cubic feet of gas per day with 11,200 barrels of condensate per day. Subsequent to the year end, the well was drilled to total depth of 8,087 feet (2,465 meters) with preparations now in place to drill a horizontal extension.
- During December 2009, we bought back a further 0.5% of indirect participation interests held under the 2005 Amended and Restated Indirect Participation Agreement.
- During December 2009, IPI investors with a 6.210% IPI interest waived their conversion rights to 828,000 of our common shares under the IPI agreement triggering conveyance accounting for their interest in the IPI program.
- During the fourth quarter we agreed to divest our 15% non operated interest in PPL244. The divestment remains subject to Papua New Guinea government approval, and contracted pre-emptive rights, and is expected to close in the first quarter of 2010.
- Subsequent to year end, on February 9, 2010, we announced the purchase of our second drilling rig, currently located in New Zealand, for approximately $4.5 million.

Midstream – Refining

- Total refinery throughput during 2009 was 21,155 barrels per operating day, as compared with 22,034 barrels per operating day in 2008.
- Capacity utilization for the year, based on 36,500 barrels per day operating capacity, was 47% (44% for the fourth quarter of 2009) as compared to 44% in 2008 (57% in the same quarter of 2008).

Midstream – Liquefaction

- On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd., acquired Merrill Lynch's interest in the Joint Venture Company. As part of the acquisition all matters between the parties were settled such that Merrill Lynch retained no ongoing economic interests, legal rights or involvement in the LNG Project.
- During September 2009, we received a 2.5% economic interest in the LNG Project joint venture from Pacific LNG Operations Limited as part consideration for the sale of a 2.5% working interest in the Elk and Antelope fields under an option originally granted to it and announced by us on May 24, 2007.
- On December 23, 2009 the Government of Papua New Guinea signed the LNG Project Agreement ("Project Agreement") which sets the project fiscal terms for a twenty year period. It includes a 30% company tax rate and certain exemptions applicable to large scale projects of this nature. The Agreement also sets out the terms upon which the Government is able to acquire up to a 20.5% ownership interest in the Project, and for an additional 2% interest to be acquired by affected landowners.

Downstream

- Total Downstream sales volumes were 588.8 million liters in 2009, compared with 548.0 million liters in 2008.
- In March 2009 we entered into our first direct chartering shipping arrangement with the charter of Ipsilantis, a 3,645 dead weight tonnes ("DWT") vessel, which will result in us being able to direct vessel movements rather than co-ordinate shipping around Papua New Guinea with other distributors. The vessel is chartered for two years plus one optional year.
- In June 2009, the Papua New Guinea Independent Consumer and Competition Commission ("ICCC") commenced a review into the pricing arrangements for petroleum products in PNG. The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue, or be revised for the next five year period. We have provided detailed submissions to the ICCC. The ICCC have most recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business. Such a decision, if made, may negatively affect our downstream business and require a review of its operations.
- Subsequent to year end, in January 2010, we have received delivery of our second charter vessel Saturn, a 13,051 DWT vessel. This vessel has been chartered for nine months with a further six months option to be called by us.

Corporate

- On January 27, 2009, the Company voluntarily delisted its common shares from the Toronto Stock Exchange.
- On March 31, 2009, our common shares commenced trading on the New York Stock Exchange and were delisted from the NYSE Alternext Stock Exchange (formerly the American Exchange), at the close of trading on March 31, 2009.
- During May and June 2009, remaining outstanding debentures from the May 2008 subordinated convertible debenture offering were converted into common shares.
- On June 8, 2009, we completed a registered direct stock offering of 2,013,815 common shares to a number of institutional investors at a purchase price of $34.98 per share raising $70.4 million
- During the quarter ended September 30, 2009, 302,305 of the 337,252 warrants outstanding were exercised and converted into common shares at an exercise price of $21.91. All remaining unexercised warrants lapsed on August 27, 2009.
- During 2009 we reviewed and selected Microsoft Dynamics, a group wide Enterprise Resource Planning ("ERP") system for implementation across all streams. The implementation is expected to be completed by the third quarter of 2010.

Selected annual financial information and highlights

Consolidated Results for the year ended December 31, 2009 compared to year ended December 31, 2008 and 2007

Consolidated – Operating results ($ thousands, except per share data)	Year ended December 31,		
	2009	2008	2007
Sales and operating revenues	688,479	915,579	625,526
Interest revenue	351	932	2,180
Other non-allocated revenue	4,228	3,216	2,667
Total revenue	**693,058**	**919,727**	**630,373**
Cost of sales and operating expenses	(601,983)	(888,623)	(573,609)
Office and administration and other expenses	(44,894)	(46,691)	(41,274)
Derivative gain/(loss)	1,009	24,039	(7,272)
Exploration costs	(209)	(996)	(13,305)
Exploration impairment	-	(108)	(1,243)
Gain on sale of oil and gas properties assets	7,364	11,235	-
Loss on extinguishment of IPI liability	(31,710)	-	-
Gain on LNG shareholder agreement	-	-	6,553
Foreign Exchange gain/(loss)	(3,305)	3,878	5,078
Earnings before interest, taxes, depreciation and amortization ("EBITDA" - non-GAAP measure) (1)	**19,330**	**22,461**	**5,301**
Depreciation and amortization	(14,322)	(14,143)	(13,024)
Interest expense	(9,993)	(20,032)	(20,005)
Profit before income taxes and non-controlling interest	**(4,985)**	**(11,714)**	**(27,728)**
Income tax benefit/(expense)	11,076	(82)	(1,207)
Non-controlling interest	(8)	(1)	22
Net profit	**6,083**	**(11,797)**	**(28,913)**
Net profit per share (dollars) (basic)	**0.15**	**(0.35)**	**(0.96)**
Net profit per share (dollars) (diluted)	**0.15**	**(0.35)**	**(0.96)**
Total assets	**631,754**	**591,843**	**537,815**
Total liabilities	**189,764**	**364,704**	**441,712**
Total long-term liabilities	**96,225**	**208,224**	**174,966**
Gross margin (2)	**86,496**	**26,956**	**51,917**
Cash flows provided by/(used in) operating activities (3)	**44,500**	**15,586**	**(31,620)**
U.S. GAAP net profit (loss) (4)	**(622)**	**(3,943)**	**(19,205)**

(1) Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

(2) Gross Margin is a non-GAAP measure and is "sales and operating revenues" less "cost of sales and operating expenses" and is reconciled to Canadian GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

(3) Refer to "Liquidity and Capital Resources – Summary of Cash Flows" for detailed cash flow analysis.

(4) We are not presenting all the U.S. GAAP information in this MD&A. Readers should review note 30 – "Reconciliation to the generally accepted accounting principles in the United States" to the audited financial statements for the year ended December 31, 2009 for the reconciliation of the Canadian GAAP and U.S. GAAP information.

Analysis of Financial Condition Comparing Year Ended December 31, 2009 and 2008

During the year ended December 31, 2009, we strengthened our financial position with the conversion of the remaining portion of the $95.0 million 8% convertible subordinated debentures issued in May 2008 into our common shares, and the completion of the $70.4 million registered direct common stock offering completed in June 2009. These transactions combined with the exercise of all outstanding warrants and a net profit for the year reduced our debt-to-capital ratio to 11% for the year ended December 2009 from 36% as at December 31, 2008.

As at December 31, 2009, our total assets amounted to $631.8 million as compared to $591.8 million as at December 31, 2008, which is an increase of $40.0 million or 6.8%. The increase is mainly due to the increase in the value of our oil and gas properties by $44.5 million associated with the appraisal of the Elk and Antelope fields. This increase is net of cash calls from IPI investors and the $24.2 million of gain on the sale of oil and gas properties in relation to 2.5% Elk and Antelope interest sold to Pacific LNG Operations Ltd, during the year. We have applied the sale proceeds against the cost base of the Elk and Antelope fields as recovery of cost.

As at December 31, 2009, our total liabilities amounted to $189.8 million as compared to $364.7 million as at December 31, 2008, which is a decrease in liability of $174.9 million or 48.0%. The decrease was mainly the result of the conversion of the $65.0 million remaining portion of the $95.0 million 8% subordinated convertible debentures into common shares, $44.2 million reduction in the working capital facility balances as at December 31, 2009 and a reduction in the IPI liability by $33.8 million due to the waiver of conversion rights during the year by IPI investors coupled with the buyback of 4.8364% IPI interest.

Our current ratio (being current assets/current liabilities), which measures the ability to meet short term obligations, improved to 2.22 as at December 31, 2009 from 1.51 as at December 31, 2008. The quick ratio (or acid test ratio, being ([current assets less inventories]/current liabilities) which is a more conservative measure of our ability to meet short term obligations, improved to 1.47 as at December 31, 2009 from 0.98 as at December 31, 2008.

Analysis of Consolidated Financial Results Comparing Year and Quarter Ended December 31, 2009 and 2008

Annual Comparative

2009 was an improved year for us in relation to our operating results, especially given the global economic backdrop. 2009 is the first year of reporting an annualized net profit since we were formed in May 1997.

Net profit for the year ended December 31, 2009 was $6.1 million compared with a net loss of $11.8 million for the same period in 2008, showing an improvement of $17.9 million. The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the year of $54.0 million while the development segments of Upstream and Midstream Liquefaction yielded a net loss of $47.9 million for an aggregate net profit of $6.1 million.

Sales and operating revenue for the year ended December 31, 2009 were $693.1 million compared with $919.7 million for the same period in 2008 mainly due to the lower crude price environment in the current year. The total volume of all products sold by us was 6.5 million barrels for fiscal year 2009 as compared to 6.6 million barrels in 2008.

EBITDA for the year ended December 31, 2009 was $19.3 million, a reduction of $3.1 million over the $22.4 million for the same period in 2008. EBITDA for the year excluding the $31.7 million "Loss on extinguishment of IPI liability" was $51.0 million as compared to $22.5 million in 2008. "Loss on extinguishment of IPI liability" of $31.7 million relates to our buyback of 4.8364% IPI interest during 2009. We have adopted the extinguishment of liability model for accounting for this transaction with the difference between fair value and book value of the IPI liability for this interest being expensed. This transaction increases our net interest in the resource base as these IPI investors have no further rights to the Elk and Antelope fields or the remaining eight well exploration program provided for under the relevant 2005 Amended and Restated Indirect Participation Interest Agreement.

The Upstream segment had a net loss of $39.5 million in 2009 (2008 – profit of $2.2 million) mainly due to the $31.7 million loss on extinguishment of the IPI liability as noted above, and the $5.3 million higher intercompany interest charges due to higher loan balances from the parent entity (Corporate segment).

Midstream – Refining segment generated a net profit of $41.8 million in 2009 (2008 - $4.7 million) mainly on account of hedge accounted and non-hedge accounted

derivative gains realized of $18.2 million, better gross margins due to higher yielding crude cargos and higher export premiums, and the recognition of $14.3 million of deferred tax assets in relation to carried forward tax losses from prior years.

Midstream – Liquefaction segment had a loss of $8.4 million (2008 - $7.9 million) during the 2009 year in relation to our share of the LNG project expenses. As the Project Agreement was signed by the Government of Papua New Guinea in December 2009, all direct project related costs from January 1, 2010 will be capitalized to the project rather than expensed.

Downstream segment generated a net profit of $8.5 million in 2009 (2008 – loss of $1.2 million) mainly on the basis of the positive effect of product price movements as applied to inventory held during the year.

The Corporate segment generated a net profit of $4.3 million (2008 – loss of $10.6 million) primarily due to intercompany interest recharges on loans provided to other segments and a $6.8 million reduction in the interest expense on borrowings compared to the prior year. The reduction in interest expense is due to the conversion of all outstanding debentures into common shares, and the repayment of our bridging facility in May 2008 with no corresponding interest expense in 2009.

Quarterly Comparative

The net profit for the quarter ended December 31, 2009 was $19.3 million compared with a loss of $34.2 million for the same quarter of 2008, an improvement of $53.5 million. EBITDA for the quarter ended December 31, 2009 was $9.1 million, compared with a negative $28.8 million in the same quarter of 2008, an improvement of $37.9 million.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the fourth quarter of 2009 of $24.5 million, and the development segments of Upstream and Midstream Liquefaction had a net loss of $5.2 million for an aggregate net profit of $19.3 million.

Sales and operating revenue decreased $9.3 million from $218.6 million in the quarter ended December 31, 2008 to $209.3 million in the quarter ended December 31, 2009. The total volume of all products sold by us was 1.8 million barrels for quarter ended December 31, 2009 as compared to 1.7 million barrels for the same quarter of 2008.

Variance Analysis

A detailed discussion of each of our business segment's results can be found under the section "Year and Quarter in Review". The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the years and quarters ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$17.9	**$53.5**	**Net profit/(loss) variance for the comparative periods primarily due to:**
$59.5	$56.5	Increase in gross margins mainly due to hedging gains, improving product price environment, lower inventory write downs, higher yielding crude cargoes and higher premiums on export products.
($23.0)	($23.2)	Lower derivative gains from non-hedge accounted contracts.
($3.9)	$6.3	A gain of $7.4 million was made in 2009 was on account of waiver of common stock conversion rights for a 6.210% IPI interest. 2008 gains included gain on sale of PRL 4/5 for $6.5 million and waiver of 5.225% IPI interest resulting in a gain on conveyance of $4.7 million.
($31.7)	($3.1)	Loss on extinguishment of IPI liability relating to buyback of 4.3346% IPI interest in September 2009 and a further 0.5% in December 2009, with the difference between fair value and book value of the IPI liability expensed under the extinguishment of liability accounting model.
($7.2)	$2.1	Impact of foreign exchange movements as the PGK has been very volatile against the USD during the 2009 periods.
$10.0	$4.4	Lower interest expense primarily due to part conversion and repayment of the Merrill Lynch bridging facility which occurred in May 2008 and then the mandatory conversion in June 2009 of the remaining portion of the $95.0 million 8% convertible debentures in May 2008.
$11.2	$11.1	Reduced income tax expense due to recognition of future income tax benefit relating to carried forward tax losses and other temporary differences.
$3.0	($0.6)	Other miscellaneous variances with the decrease in yearly expenses mainly relating to lower legal and project related consulting expenses.

Analysis of Consolidated Cash Flows Comparing Year Ended December 31, 2009 and 2008

As at December 31, 2009, we had cash, cash equivalents and cash restricted of $75.8 million (December 2008 – $75.3 million), of which $22.9 million (December 2008 - $26.3 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, and $6.4 million (December 2008 – nil) was restricted as cash deposit on the Overseas Petroleum Investment Corporation ("OPIC") secured loan.

The cash held as a deposit for the OPIC secured loan relates to our half yearly installment of $4.5 million and the related interest that will be payable with the next installment on June 30, 2010. The waiver in respect of this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million.

Our cash inflows from operations for the 2009 year ended December 31, 2009 were $44.5 million compared with $15.6 million for the year ended December 31, 2008. The improved cash flows from operations for the year were mainly due to improved margins generated in the Midstream Refining and Downstream segments, and cash received on the close out of long term hedges.

Cash outflows for investing activities for the year ended December 31, 2009 were $85.6 million compared with $47.4 million for 2008. These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, and expenditure on plant and equipment.

Cash inflows from financing activities for the year ended December 31, 2009 were $38.5 million compared with $36.9 million for the year ended December 31, 2008. The financing activities section in the cash flow statement includes the capital and debt raisings by us, exercise of warrants, as well as the movement in the working capital facility balance with BNP Paribas. The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and use of working capital from our Midstream Refining and Downstream segments.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended December 31, 2009 by business segment, and on a consolidated basis.

Quarters ended ($ thousands except per share data)	2009				2008			
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	1,027	1,011	660	611	487	698	895	618
Midstream – Refining	173,438	141,295	114,347	145,523	194,617	216,750	197,864	176,973
Midstream – Liquefaction	0	1	2	4	23	35	19	13
Downstream	118,270	107,712	85,472	78,572	128,540	172,528	140,467	116,048
Corporate	10,539	10,087	8,640	7,753	9,591	8,415	8,334	8,531
Consolidation entries	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)	(102,565)	(109,769)
Sales and operating revenues	**209,303**	**173,597**	**148,496**	**161,662**	**218,567**	**263,731**	**245,014**	**192,414**
Upstream	574	(29,097)	(669)	(469)	(2,483)	231	10,164	(1,135)
Midstream – Refining	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329	5,724
Midstream – Liquefaction	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)	(1,636)
Downstream	4,391	6,542	4,150	3,241	(7,244)	610	7,893	4,529
Corporate	1,765	1,980	1,897	3,051	226	764	(2,155)	1,796
Consolidation entries	(4,884)	(4,092)	(278)	(7,285)	(2,865)	(737)	(3,093)	(2,143)
EBITDA (1)	**9,138**	**(18,587)**	**17,855**	**10,924**	**(28,843)**	**16,814**	**27,354**	**7,135**
Upstream	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)	(1,039)	9,188	(1,993)
Midstream – Refining	18,070	3,762	9,624	10,350	(19,490)	12,660	11,344	202
Midstream – Liquefaction	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)	(1,909)	(1,728)
Downstream	2,371	3,440	1,742	964	(5,901)	(886)	3,383	2,198
Corporate	3,036	1,602	(677)	349	(2,275)	(1,759)	(5,164)	(1,390)
Consolidation entries	1,047	(237)	2,894	(4,332)	37	1,928	(1,241)	315
Net profit/(loss) per segment	**19,307**	**(25,306)**	**9,436**	**2,646**	**(34,229)**	**9,227**	**15,601**	**(2,396)**
Net profit/(loss) per share (dollars)								
Per Share – Basic	0.45	(0.60)	0.25	0.07	(0.96)	0.26	0.48	(0.08)
Per Share – Diluted	0.43	(0.60)	0.24	0.07	(0.96)	0.22	0.40	(0.08)

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation". Year and quarter in review

Year and quarter in review

The following section provides a review of the year and quarter ended December 31, 2009 for each of our business segments.

Upstream – Year and quarter in review

Upstream – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
Other non-allocated revenue	3,309	2,697
Total revenue	**3,309**	**2,697**
Office and administration and other expenses	(7,111)	(5,919)
Exploration costs	(209)	(996)
Exploration impairment	-	(108)
Gain on sale of oil and gas properties	7,364	11,235
Loss on extinguishment of IPI liability	(31,710)	-
Foreign Exchange gain/(loss)	(1,304)	(132)
EBITDA (non-GAAP measure) [1]	**(29,661)**	**6,777**
Depreciation and amortization	(538)	(597)
Interest expense	(9,335)	(4,027)
Loss before income taxes and non-controlling interest	**(39,534)**	**2,153**
Income tax expense	-	-
Net (loss)/profit	**(39,534)**	**2,153**

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Analysis of Upstream Financial Results Comparing Quarter and Year Ended December 31, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the difference in the results between the years and quarters ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($41.7)	**$0.4**	**Net profit/(loss) variance for the comparative periods primarily due to:**
($3.9)	$6.3	A gain of $7.4 million was made in 2009 due to waiver of common stock conversion rights for 6.2109% IPI interest. 2008 gains included gain on sale of PRL 4/5 for $6.5 million and waiver of 5.225% IPI interest resulting in a gain on conveyance of $4.7 million.
($31.7)	($3.1)	Loss on extinguishment of IPI liability relating to buyback of 4.3346% IPI interest in September 2009 and a further 0.5% in December 2009, with the difference between fair value and book value of the IPI liability expensed under the extinguishment of liability accounting model.
($5.3)	($2.7)	Higher interest expense due to an increase in inter-company loan balances.

Midstream Refining – Year and quarter in review

Midstream Refining – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
External sales	299,673	358,896
Inter-segment revenue	274,736	427,218
Interest and other revenue	194	90
Total segment revenue	**574,603**	**786,204**
Cost of sales and operating expenses	(516,349)	(779,832)
Office and administration and other expenses	(9,901)	(10,081)
Derivative gain/(loss)	1,009	24,039
Foreign Exchange gain/(loss)	(3,790)	5,264
EBITDA (non-GAAP measure) (1)	**45,572**	**25,594**
Depreciation and amortization	(10,932)	(10,969)
Interest expense	(7,150)	(9,908)
Profit before income taxes and non-controlling interest	**27,490**	**4,717**
Income tax expense	14,316	-
Non-controlling interest	-	-
Net profit	**41,806**	**4,717**
Gross Margin (2)	**58,060**	**6,282**

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

(2) Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Midstream Refining Operating Review

Key Refining Metrics	Quarter ended December 31,		Year ended December 31,	
	2009	2008	2009	2008
Throughput (barrels per day) (1)	20,966	21,206	21,155	22,034
Capacity utilization (based on 36,500 barrels per day operating capacity)	44%	57%	47%	44%
Cost of production per barrel (2)	$2.92	$2.45	$3.18	$2.97
Working capital financing cost per barrel of production (2)	$0.49	$0.57	$0.40	$1.01
Distillates as percentage of production	61.00%	53.60%	58.63%	56.00%

(1) Throughput per day has been calculated excluding shut down days. During 2009 and 2008, the refinery was shut down for 80 days and 101 days, respectively.

(2) Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.

Analysis of Midstream - Refining Financial Results Comparing the Year and Quarter Ended December 31, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the improvements in the results between the year and quarter ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$37.1	**$37.6**	**Net profit/(loss) variance for the comparative periods primarily due to:**
$51.8	$42.8	Change in Gross Margin was due to the following contributing factors: + Less volatility in crude prices in 2009. The rapid fall in crude prices in the fourth quarter of 2008 reduced the gross margins of our refinery operations by approximately $45.9 million. This includes a year-end inventory devaluation of $4.2 million. + Availability of preferred crude feedstock resulting in stronger refining yield structure and higher distillate production percentage in 2009. + Hedge gains realized on close out of long term hedges in early 2009. + Improved Naphtha premium in 2009 contract. - The above improvements have been partly offset by weaker distillate margins in 2009 which has adversely affected the refining industry in general due to lower worldwide demand.
($23.0)	($23.2)	Decrease in derivative gains from non-hedge accounted contracts.
$2.8	$0.8	Reduction in interest expense as a result of a decrease in inter-company loans (due to conversion of debt to equity on certain intercompany balances) and principal repayments made on the OPIC secured loan.
($9.1)	$3.0	(Reduction)/increase in foreign exchange gains due to the currency fluctuations between PGK and the U.S. Dollar.
$14.3	$14.3	Recognition of future income tax benefit relating to carried forward tax losses and other temporary differences as management now considers it is more likely than not that the deferred tax assets will be realized.

Midstream Liquefaction – Year and quarter in review

Midstream Liquefaction – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
Interest and other revenue	8	91
Total segment revenue	**8**	**91**
Office and administration and other expenses	(7,108)	(7,022)
Foreign Exchange gain/(loss)	41	(560)
EBITDA (non-GAAP measure) (1)	**(7,059)**	**(7,491)**
Depreciation and amortization	(57)	(69)
Interest expense	(1,218)	(241)
Loss before income taxes and non-controlling interest	**(8,334)**	**(7,801)**
Income tax expense	(55)	(110)
Net loss	**(8,389)**	**(7,911)**

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Analysis of Midstream Liquefaction Financial Results Comparing the Years and Quarters Ended December 31, 2009 and 2008

This segment results include the proportionate consolidation of PNG LNG Inc., the Joint Venture Entity, and InterOil LNG Holdings Inc., holding company for our interest in the Joint Venture.

All costs incurred, subsequent to the execution of the shareholders' agreement on July 31, 2007, during the pre-acquisition and construction stage have been expensed as incurred, unless they were directly identified with the property, plant and equipment of the LNG Project. As at December 31, 2009, we had capitalized $2.3 million of such direct costs to the project and expensed costs relating to employees, office premises and consultants.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the year and quarter ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($0.5)	$1.0	**Net profit/(loss) variance for the comparative periods primarily due to:**
$1.5	$0.9	Reduction in office, administration and other expenses due to the reduced consulting expenses incurred in furthering the liquefaction facility. During second quarter of 2009, the Australian project office was closed and work transferred to our newly established project office in Singapore.
($1.5)	-	Relates to the increased loss on proportionate consolidation of PNG LNG Inc. subsequent to the acquisition of Merrill Lynch's interest. These losses be recouped as the remaining joint venture partner equalizes its interests through payment of cash calls.
($1.0)	($0.3)	Increase in interest expense charged from the Corporate Segment due to higher inter-company loan balances following the Merrill Lynch interest acquisition.

Downstream – Year and quarter in review

Downstream – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
External sales	388,806	556,683
Inter-segment revenue	185	185
Interest and other revenue	1,035	715
Total segment revenue	**390,026**	**557,583**
Cost of sales and operating expenses	(359,623)	(536,920)
Office and administration and other expenses	(12,911)	(14,669)
Foreign Exchange gain/(loss)	832	(207)
EBITDA (non-GAAP measure) (1)	**18,324**	**5,787**
Depreciation and amortization	(2,650)	(2,571)
Interest expense	(4,130)	(4,838)
Profit before income taxes and non-controlling interest	**11,544**	**(1,622)**
Income tax expense	(3,027)	414
Net profit	**8,517**	**(1,208)**
Gross Margin (2)	**29,368**	**19,948**

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

(2) Gross Margin is a non-GAAP measure and is "external sales" and "inter-segment revenue" less "cost of sales and operating expenses" and is reconciled to Candadian GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Downstream Operating Review

Key Downstream Metrics	Quarter ended December 31,		Year ended December 31,	
	2009	2008	2009	2008
Sales volumes (millions of liters)	159.1	151.4	588.8	548.0
Cost of distribution per liter ($ per liter) (1)	$0.06	$0.07	$0.06	$0.06

(1) Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Years and Quarters Ended December 31, 2009 and 2008

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the years and quarters ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$9.7	$8.3	Net profit/(loss) variance for the comparative periods primarily due to:
$9.4	$12.6	Increase in gross margin mainly due to the positive effect of product price movements as applied to the inventory sold during the period. The fourth quarter of 2008 saw a significant fall in product prices resulting in the negative gross margin for the year and quarter ended December 31, 2008. The less volatile and gradually increasing price environment has improved the Downstream gross margins compared to prior periods.
$1.8	($1.4)	Reduction in office and administration and other expenses for the year mainly due to lower provisions for doubtful debts.
$0.8	$1.3	Reduction in interest expense compared with prior periods due to lower working capital requirements in lower pricing environment.
($3.4)	($4.7)	Increase in income tax expense in line with movements in Downstream operating profits.
$1.0	($0.1)	Foreign exchange movements during the periods due to the currency fluctuations between PGK and the USD.

Corporate – Year and quarter in review

Corporate – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
Inter-segment revenue	21,194	24,568
Interest revenue	15,825	10,303
Total revenue	**37,019**	**34,871**
Office and administration and other expenses	(29,241)	(33,753)
Foreign Exchange gain/(loss)	915	(486)
EBITDA (non-GAAP measure) (1)	**8,693**	**632**
Depreciation and amortization	(275)	(66)
Interest expense	(3,952)	(10,766)
Profit/(loss) before income taxes and non-controlling interest	**4,466**	**(10,200)**
Income tax expense	(158)	(386)
Net profit/(loss)	**4,308**	**(10,586)**

(1) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Analysis of Corporate Financial Results Comparing the Years and Quarters Ended December 31, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the years and quarters ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
$14.9	$5.3	Net profit/(loss) variance for the comparative periods primarily due to:
$12.3	$5.3	Reduced interest expenses (net of recharged intercompany interest revenue from other segments) due to part conversion, and part repayment of Merrill Lynch bridging facility in May 2008 plus mandatory conversion in June 2009 on the remaining portion of the $95.0 million debentures issued in May 2008.
$1.1	($0.6)	Reduction in net office and administration and other expenses after recharges to other streams (included in inter-segment revenue) for the year mainly due to lower legal consulting costs.
$1.4	($0.8)	Increase/(Decrease) in foreign exchange gains due to the currency fluctuations between Australian Dollar ("AUD") and the U.S. Dollar.
$0.2	$1.5	Reduction in income tax expense during the period primarily due to a the recognition of future income tax benefits.

Consolidation Adjustments – Year and quarter in review

Consolidation adjustments – Operating results ($ thousands, unless otherwise indicated)	Year ended December 31,	
	2009	2008
Inter-segment revenue (1)	(296,115)	(451,970)
Interest revenue (5)	(15,792)	(9,748)
Other non-allocated revenue	-	-
Total revenue	**(311,907)**	**(461,718)**
Cost of sales and operating expenses (1)	273,989	428,129
Office and administration and other expenses (2)	21,379	24,753
Foreign Exchange gain/(loss)	-	-
EBITDA (non-GAAP measure) (3)	**(16,539)**	**(8,836)**
Depreciation and amortization (4)	130	130
Interest expense (5)	15,792	9,747
Profit/(loss) before income taxes and non-controlling interest	**(617)**	**1,041**
Income tax expense	-	-
Non-controlling interest	(8)	(1)
Net profit/(loss)	**(625)**	**1,040**
Gross Margin (6)	(22,126)	(23,841)

(1) Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2) Includes the elimination of inter-segment administration service fees.

(3) EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

(4) Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5) Includes the elimination of interest accrued between segments.

(6) Gross Margin is a non-GAAP measure and is "inter-segment revenue elimination" less "cost of sales and operating expenses" and represents elimination upon consolidation of our refinery sales to other segments. This measure is reconciled to Canadian GAAP in the section to this document entitled "Non-GAAP Measures and Reconciliation".

Analysis of Consolidation Adjustments Comparing the Years and Quarters Ended December 31, 2009 and 2008

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the years and quarters ended December 31, 2009 and 2008.

Yearly Variance ($ millions)	Quarterly Variance ($ millions)	
($1.7)	$1.0	**Net profit/(loss) variance for the comparative periods primarily due to:**
$1.7	$3.0	Increase in net income due to recognition of intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments in the prior periods relating to the Midstream – Refining segment's profit component of inventory on hand in the Downstream segment at period ends.
($3.4)	($2.0)	Elimination of inter-segment administration service fees.

Liquidity and Capital Resources

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at December 31, 2009.

Organization	Facility	Balance outstanding December 31,2008	Maturity date
OPIC secured loan	$53,500,000	$53,500,000	December 2015
BNP Paribas working capital facility	$190,000,000	$16,794,153[1]	December 2010
Westpac working capital facility	$29,600,000	$7,832,266	October 2011
BSP working capital facility	$18,500,000	$0	August 2010

(1) Excludes letters of credit totaling $56.7 million.

OPIC Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC with respect to an $85.0 million project financing facility for the development of our refinery in PNG. The loan is secured by the assets of the refinery. The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015. During the year ended December 31 2009, two installments of $4.5 million each and the accrued interest on the loan were paid.

BNP Paribas Working Capital Facility (Midstream)

This working capital facility is used to finance purchases of crude feedstock for our refinery. In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2. Facility 1 is for $130.0 million and can be used for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18.0 million or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties. Facility 2 amounts to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility is renewable annually. During the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months to December 31, 2010.

As of December 31, 2009, $116.5 million remained available for use under the facility. The weighted average interest rate under the working capital facility was 2.13% for the year ended December 31, 2009 compared to 5.11% for 2008. The interest rate applicable to this facility has declined in line with the reduction in LIBOR rates during the year.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $55.5 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The facility limit as at December 31, 2009 was PGK 130.0 million (approximately $48.1 million).

The Westpac facility limit is PGK 80.0 million (approximately $29.6 million) and the BSP facility limit was initially PGK 70.0 million (approximately $25.9 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in October 2009 at a lower limit of Papua New Guinea Kina 50.0 million (approximately $18.5 million). As at December 31, 2009, only $7.8 million of this combined facility had been utilized, and the remainder was available for use. The weighted average interest rate under the Westpac facility was 9.16% for the year to December 31, 2009. The weighted average interest rate under the BSP facility was 9.27% for the year to December 31, 2009.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Other Sources of Capital

Upstream

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs are funded from equity raising activities, operational cash flows and asset sales.

On October 30, 2008, Petromin PNG Holdings Limited ("Petromin"), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea ("the State"), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields. If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk and Antelope fields. The State's right to invest arises under legislation and is exercisable upon issuance of the Petroleum Development License ("PDL"), which has not yet occurred. The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe. During 2009, the State confirmed Petromin's nomination to exercise its interest in the Elk and Antelope fields. On grant of a PDL, Petromin has agreed to pay us 20.5% of all other sunk costs incurred by InterOil prior to entering into the agreement. Until the PDL is granted, any payment made by Petromin is to be separately held in a liability account in accordance with the provisions of the agreement. Once the PDL is granted, the conveyance of this interest to the State is able to be formalized, and we are obliged to distribute the proceeds received from Petromin between the existing interest holders (InterOil, IPI holders and PNGDV) on a pro-rata basis based on the interest surrendered by each to the State. The State may also elect to participate in a further 2.0% working interest on behalf of the landowners of the licensed areas. As at December 31, 2009, $10.4 million had been received from Petromin.

Cash calls are made on IPI investors, Pacific LNG Operations Ltd (for its 2.5% direct interest acquired during the year) and Petromin for their share of amounts spent on appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

($ thousands)	Year ended December 31,		
	2009	2008	2007
Net cash inflows/(outflows) from:			
Operations	44,500	15,586	(31,620)
Investing	(85,567)	(47,391)	(34,370)
Financing	38,546	36,913	78,170
Net cash movement	**(2,521)**	**5,108**	**12,180**
Opening cash	48,970	43,862	31,682
Closing cash	**46,449**	**48,970**	**43,862**

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Years Ended December 31, 2009 and 2008

The following table outlines the key variances in the cash flows from operating activities between year ended December 31, 2009 and 2008:

Yearly Variance ($ millions)	
$28.9	**Variance for the comparative periods primarily due to:**
$65.0	Increase in cash provided by operations prior to changes in operating working capital due to improved margins from operations.
($36.1)	(Increase)/Decrease in cash used by operations due to the timing of receipts, payments and inventory purchases.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Years Ended December 31, 2009 and 2008

The following table outlines the key variances in the cash flows from investing activities between year ended December 31, 2009 and 2008:

Yearly Variance ($ millions)	
($38.2)	**Variance for the comparative periods primarily due to:**
($27.9)	Higher cash outflows for the year to December 31, 2009 on exploration expenditures compared to the prior year period. The outflows related to the Antelope -1 and 2 drilling and extended well drilling program. The extended well program is partly funded by cash calls to the IPI investors.
($2.9)	Lower cash calls and related inflows from IPI investors as compared to prior year.
($6.6)	Higher expenditure on acquisition of plant and equipment as compared to prior periods mainly related to the purchase of land and improvements associated with our service stations in Papua New Guinea, purchase of refinery laboratory equipments and implementation of a new enterprise resource planning ("ERP") system.
($6.5)	Proceeds from sale of our interest in PRLs 4 and 5 during the year ended December 31, 2008.
$0.9	Lower cash outflows in the year due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.
$5.2	Reduction in cash used in our Upstream development segment for working capital requirements. This working capital relates to movements in accounts payable and accruals in our Upstream operations.

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Years Ended December 31, 2009 and 2008

The following table outlines the key variances in the cash flows from financing activities between years ended December 31, 2009 and 2008:

Yearly Variance ($ millions)	
$1.6	**Variance for the comparative periods primarily due to:**
($46.5)	Higher repayments made in respect of BNP Paribas working capital facility as compared to the prior year.
$70.0	Repayment of the Merrill Lynch bridging facility during the year ended December 31, 2008.
($9.4)	Lower cash inflows relating to the LNG Project joint venture cash calls. There were no cash calls in the year ended December 31, 2009 compared with $9.4 million during 2008.
($1.9)	Lower cash inflows relating to the option and final agreement with Pacific LNG Operations Ltd under which it agreed to pay cash consideration of $25.0 million to acquire a 2.5% interest in the Elk and Antelope fields. Cash inflows were $3.6 million in the year ended December 31, 2009 compared with $5.5 million in 2008.
$2.4	Net payments received from Petromin during 2009 for contributions towards cash calls made with respect to Elk and Antelope fields development activities.
$81.8	Net proceeds from the issuance of common shares during 2009 including $70.4 million from a private placement offering in June 2009 and $6.6 proceeds received on exercise of warrants in August 2009.
($94.8)	Net proceeds from the issuance of 8% debentures during 2008.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the year ended December 31, 2009 were $91.8 million compared with $63.9 million during the same period of 2008.

The following table outlines the key expenditures in the year ended December 31, 2009:

Yearly ($ millions)	
$91.8	**Expenditures in the year ended December 31, 2009 due to:**
$5.5	Preparatory/drilling costs on the Antelope-1 appraisal well.
$11.3	Testing of the Antelope-1 appraisal well.
$19.9	Preparatory/drilling costs on the Antelope-1 appraisal well side track.
$43.2	Preparatory/drilling costs on the Antelope-2 appraisal well.
$2.1	Costs incurred in developing the PDL for the Elk and Antelope fields.
$3.3	Site preparation costs for the Antelope-3 appraisal well
$2.8	Costs for early works on Antelope condensate stripping project
$3.7	Other expenditure, including fixed assets and drilling consumable purchases.

IPI investors and Pacific LNG Operations (2.5% direct interest in Elk and Antelope fields) are required to fund 25.8386% as at December 31, 2009 of the Elk and Antelope extended well program costs to maintain their interest in that well program. This is the net interest to be funded by third parties after the completion of IPI buyback of 4.8364% by us and the sale of 2.5% interest to Pacific LNG Operations Limited in September 2009 pursuant to the option agreement of 2007. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting these interest in the program.

Petromin PNG Holdings Limited ("Petromin") will fund 20.5% of ongoing costs for developing the fields. Petromin contributed $10.4 million in the year ended December 31, 2009. All funds received are being treated as a deposit until a PDL is granted.

Midstream Capital Expenditures

Capital expenditures totaled $2.2 million in our Midstream refinery segment for the year ended December 31, 2009 mainly in relation to tank upgrades and the purchase of laboratory equipment. All costs incurred during the year in relation to the Midstream Liquefaction segment have been expensed. Since the Project Agreement with the State of Papua New Guinea in relation to the development of the proposed liquefaction facilities was executed on 23 December 2009, all associated development costs from 1 January 2010 will now be capitalized.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $6.9 million for the year ended December 31, 2009. These expenditures mainly related to the purchase of land and improvements associated with service stations acquired in Papua New Guinea.

Corporate Capital Expenditures

Capital expenditures for the Corporate segment totaled $2.5 million for the year ended December 31, 2009. These expenditures mainly related to project costs in relation to the ERP implementation across all streams. The implementation is expected to be completed by the third quarter of 2010.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given continuing market conditions.

Upstream

We are required under our $125.0 million Amended and Restated Indirect Participation Agreement ("IPI Agreement") of 2005 to drill eight exploration wells. We have drilled four wells to date. As at December 31, 2009, we are committed to spend a further $83.0 million as a condition of renewal of our petroleum prospecting and retention licenses up to 2014. Of this $83.0 million commitment, as at December 31, 2009, management estimates that $46.3 million would satisfy the commitments in relation to the Amended and Restated IPI Agreement of February 2005..

We will need to raise additional funds in order for us to complete the programs and meet our exploration commitments. Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans. No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

In the event that we establish sufficient gas reserves, we will also be required to obtain substantial amounts of financing for the development of Elk and Antelope fields, condensate stripping plant and delivery of gas to the LNG Project and it would take a number of years to complete these projects. In the event that the commercial viability of these projects are established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable. If the disruption in the financial and credit markets continue for an extended period of time, this financing may be more expensive and difficult to obtain.

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream – Refining segment in 2010. We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Midstream - Liquefaction

We and our current joint venture partner in the LNG Project - Pacific LNG Operations Limited, are currently in the process of inviting bids from industry majors and other interested parties to participate in the LNG Project as a joint venture partner.

Completion of any liquefaction facility will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds, we would be required to fund our share of the development costs. No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions at the time we raise such capital.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2010.

We can provide no assurances that we will be able to obtain additional capital required for our development plans, or that our lenders will agree to refinance our working capital facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us, particularly given the current market conditions.

Contractual Obligations and Commitments

The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our audited financial statements for the year ended December 31, 2009 and the notes thereto:

Contractual obligations ($ thousands)	Payments Due by Period ($ thousands)						
	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan (3)	53,500	9,000	9,000	9,000	9,000	9,000	8,500
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	35	28	7	-	-	-	-
Petroleum prospecting and retention licenses (2)	83,000	4,500	9,500	20,000	14,850	34,150	-
Total	**137,919**	**14,068**	**19,351**	**29,000**	**23,850**	**43,150**	**8,500**

(1) These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003 (Indirect Participation Interest - PNGDV). See Note 20 to our audited financial statements for the year ended December 31, 2009.

(2) The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses. Of this $83.0 million commitment, as at December 31, 2009, management estimates that $46.3 million would satisfy the commitments in relation to the IPI investors

(3) This excludes the contractual interest payments on the principal amount. The effective interest rate on this loan for the year ended December 31, 2009 was 6.89%. The annual effective interest rate will be applied to the outstanding balance for the contractual interest payment calculation.

Off Balance Sheet Arrangements

Neither during the year ended, nor as at December 31, 2009, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $150,000 during the year ended December 31, 2009 (December 2008 - $150,000). This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil LDC, in compliance with OPIC loan requirements.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. As of December 31, 2009, we had 43,545,654 common shares (45,957,701 common shares on a fully diluted basis) and no preferred shares outstanding. The dilutive instruments outstanding as at December 31, 2009 includes employee stock options in respect of 1,879,900 common shares, IPI conversion rights to 527,147 common shares, and 5,000 common shares that can be exchanged by Petroleum Independent and Exploration Corporation at any time for the remaining 5,000 shares it holds in our subsidiary, S.P. InterOil LDC.

Derivative Instruments

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced. Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instrument which we generally use is the over-the-counter (OTC) swap. The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange ("IPE") and Nymex Exchanges. We believe these hedge counterparties to be credit worthy. However, given the financial and credit market crisis, the creditworthiness of our hedge counterparties could change quickly. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai. Using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At December 31, 2009, we had a net receivable of $nil (December 2008 – net receivable of $31.3 million) relating to commodity hedge contracts. The total 2008 net receivable related to $16.3 million of hedge accounted contracts and $15.1 million of outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. There were no commodity hedge contracts outstanding as at December 31, 2009.

The gain on hedges for which final pricing will be determined in future periods was $nil (December 2008 - $18.0 million) and has been included in comprehensive income. The hedges that have resulted in a gain being included within comprehensive income at December 31, 2009 were settled in January 2009. However, these gains have been fully released into the Statement of Operations as the anticipated transactions that these hedges were initially taken to cover have occurred.

A profit of $17.2 million was recognized from the effective portion of priced out hedge accounted contracts for the year ended December 31, 2009 (December 2008 – profit of $3.7 million), and a profit of $1.0 million was recognized on the non-hedge accounted derivative contracts and the ineffective portion of hedge accounted contracts for the year ended December 31, 2009 (December 2008 – profit of $24.0 million).

Industry trends and key events

Competitive Environment and Regulated Pricing

We are currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035. The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price ("IPP"). The IPP is monitored by the Papua New Guinea Independent Consumer and Competition Commission ("ICCC"). In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation gas) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore. In November 2007, the IPP was modified by changing the Singapore benchmark price from the "Singapore Posted Prices" which is no longer being updated, to "Mean of Platts Singapore" ("MOPS") which is the benchmark price for refined products in the region in which we operate. The revised formula is yet to be formally entrenched by means of necessary amendment to the Project Agreement governing the Company's relationship with the Independent State of Papua New Guinea. However, it is the current IPP calculation mechanism being monitored by the ICCC.

We are also a significant participant in the retail and wholesale distribution business in Papua New Guinea. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In June 2009, ICCC commenced a review into the pricing arrangements for petroleum products in PNG. The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC. The ICCC have most recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business. Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

Credit Crisis and Financing Arrangements

During 2008 and 2009 the U.S. and other world economies were in recession and the financial and credit markets were significantly disrupted. Many financial institutions had liquidity concerns prompting intervention from governments. These resulted in a reduced capacity of the financial institutions to finance new projects and renew existing facilities with their clients. However, the crisis seems to have bottomed out in the third quarter of 2009 with most major economies starting to see growth by the end of 2009. We continue to monitor liquidity risk through our level of acceptable gearing where we are actively managing the gearing levels as required to manage risk whilst optimizing shareholder returns.

Our aim is to maintain our debt-to-capital ratio, or gearing levels, (long term debt/(shareholders' equity + long term debt)) at 50% or less, and had achieved this objective throughout 2009. Gearing levels were reduced to 11% in December 2009 from 36% in December 2008. This reduction in gearing levels as at December 31, 2009 as compared to December 31, 2008 was mainly due to the conversion during the period from July 2009 to June 2009 of the remaining $65 million outstanding of the $95.0 million 8% convertible subordinated debenture completed in May 2008, plus the registered direct offering completed in June 2009 for 2,013,815 common shares to a number of institutional investors at a purchase price of $34.98 per share raising $70.4 million.

In 2008, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the SEC pursuant to the multi-jurisdictional disclosure system. These filings were made to provide us with financial flexibility in the future and allow us to issue, from time to time until September 2010, up to an aggregate of $129.6 million of securities in one or more offerings. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof.

We have a short term total working capital facility of $190.0 million for our Midstream – Refining operation that is renewable annually with BNP Paribas. As part of the renewal process completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months ending December 31, 2010. The facility is fully secured against trade debtors, inventory and cash deposits. The BNP working capital facility is split into two categories, namely Facility 1 and Facility 2, with their respective sub-limits and restricted usage for each of these components (refer to note 16 in our consolidated financial statements for further information on the split between the two facilities). Our association with BNP Paribas began in 2004 with the working capital facility and has expanded over time to include certain other aspects of our business including managing our hedging trades. See "Liquidity and Capital Resources – Summary of Debt Facilities".

In 2008 we secured a $55.5 million (Papua New Guinea Kina 150.0 million) revolving working capital facility for our Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The Westpac facility limit is Papua New Guinea Kina 80.0 million (approximately $29.6 million) and is for an initial term of three years and is due for renewal in October 2011. The BSP facility limit is Papua New Guinea Kina 70.0 million (approximately $25.9 million) is renewable annually and was renewed in October 2009 at a lower limit of Papua New Guinea Kina 50.0 million (approximately $18.5 million). See "Liquidity and Capital Resources – Summary of Debt Facilities".

We had cash, cash equivalents and cash restricted of $75.8 million as at December 31, 2009, of which $29.3 million was restricted (as governed by BNP working capital facility utilization requirements and OPIC secured loan facility). With regard to our cash and cash equivalents, we invest in bankers acceptances and money market instruments with major financial institutions that we believe are creditworthy. We also had $116.5 million of the combined BNP working capital facility available for use in our Midstream – Refining operations, and $36.6 million of the Westpac/BSP combined working capital facility available for use in our Downstream operations.

Crude Prices

Crude prices were less volatile throughout 2009 as compared to 2008, with the price of Tapis crude oil (as quoted by the Asian Petroleum Price Index ("APPI")) starting the year at $39/bbl, and on an increasing trend throughout the year closing at $79/bbl. Tapis is the benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis during 2009 averaged $66/bbl compared to $101/bbl during 2008.

The decrease in average crude prices during the year has reduced our utilization of our working capital facilities. As noted above, we had as at year end $116.5 million of the combined BNP working capital facility available for use in our Midstream – Refining operations, and approximately $36.6 million of the Westpac/BSP combined working capital facility available for use in our Downstream operations. Any increase in prices will have an impact on the utilization of our working capital facilities, and related interest and financing charges on the utilized amounts.

The high volatility of crude prices in 2008 meant that we faced significant timing and margin risk on our crude cargos during that year. A significant portion of this timing and margin risk was managed by us through short and long term hedges that were put in place during the year. We believe our hedge counterparties to be creditworthy. The number of hedges in place declined in 2009 with a reduction in the volatility in prices. There were no outstanding hedge accounted contracts or non-hedged derivative contracts on which final pricing was to be determined in future periods as at December 31, 2009.

Refining Margin

The distillation process used by our refinery to convert crude feedstocks into refined products is commonly referred to as hydroskimming. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the differences in our approach to crude selection, transportation costs and IPP pricing work to assist our refinery in generally outperforming the Singapore Tapis hydroskimming margin. Therefore, our refinery realizes additional margins due to its niche location when compared to the benchmark for the region.

The volatility of Singapore Tapis hydroskimming margins decreased during 2009, and margins are generally improved in comparison with the previous year.

Distillate margins remained weak in 2009 compared with historical levels due to lower demand and new refining capacity coming on stream in the region. This has adversely affected the gross refining margins on finished products achieved by the refining industry in general.

Domestic Demand

Sales results for our refinery for 2009 indicate that Papua New Guinea's domestic demand for middle distillates (which includes diesel and jet fuels) from the refinery has stayed fairly constant compared to 2008. The total volume of all products sold by us in the Papua New Guinea was 6.5 million barrels for fiscal year 2009 compared with 6.6 million barrels in 2008.

The refinery on average sold 10,933 bbls/day of refined petroleum products to the domestic market during fiscal year 2009 compared with 10,888 bbls/day in 2008.

Interest Rates

The LIBOR USD overnight rate is the benchmark floating rate used in our midstream working capital facility and therefore accounts for a significant proportion of our interest rate exposure. The LIBOR USD overnight rate has decreased from around 0.6% in early 2009 to 0.2% by the end of 2009, which was in line with underlying U.S. Federal Reserve rate cuts. Any rate increases would add additional cost to financing our crude cargoes and vice versa as our BNP Paribas working capital facility is linked to LIBOR rates. See "Liquidity and Capital Resources – Summary of Debt Facilities".

Exchange Rates

Changes in the Papua New Guinea Kina ("PGK") to USD exchange rate can affect our Midstream Refinery results as there is a timing difference between the foreign exchange rates utilized when setting the monthly IPP, which is set in PGK, and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The PGK weakened against the USD during the three months ended March 31, 2009 (from 0.3735 to 0.3400). However, it has since strengthened against the USD during the nine months ended December 31, 2009 (from 0.3400 to 0.3700).

Risk factors

Our business operations and financial position are subject to a range of risks. A summary of the key risks that may impact upon the matters addressed in this document have been included under section "Legal Notice – Risk Factors and Forward Looking Statements" above. Detailed risk factors can be found under the heading "Risk Factors" in our 2009 Annual Information Form available at www.sedar.com.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2009, available at www.sedar.com which summarizes our significant accounting policies.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered. In considering the recoverability of future tax assets and liabilities, we consider a number of factors, including the consistency of profits generated from the refinery, likelihood of production from Upstream operations to utilize the carried forward exploration costs, etc. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2009 and 2008 were $16.9 million and $3.1 million, respectively.

Oil and Gas Properties

We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses.

Asset Retirement Obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Environmental Remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.

Impairment of Long-Lived Assets

We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, and goodwill for potential impairment. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions (including estimation of gross refining margins, crude price environments and its impact on IPP, etc), projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans.

Legal and Other Contingent Matters

We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management continually monitors known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by circumstances.

New accounting standards

Standards adopted effective January 1, 2009

Effective year ended December 31, 2009, the Company adopted the revisions to CICA 3862 – Financial Instruments – Disclosures which was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The revisions require the disclosure of maturity analysis for derivative and non-derivative financial assets and liabilities, and additional information on liquidity risk. The Company has made these additional disclosures within notes 3(b) Liquidity risk, and note 3(g) Fair values.

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, no other items have been identified as having any material impact on the Company's financial statements.

New Accounting standards not yet applicable as at December 31, 2009

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on the Company's financial statements.

The Accounting Standards Board ("AcSB") has announced its intention to adopt International Financial Reporting Standards ("IFRS") as Canadian GAAP, effective January 1, 2011. In anticipation of the change, the AcSB is revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

We will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

We have an IFRS Steering Committee working under the oversight of the Audit Committee monitoring the IFRS transition plan. Based on the work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to us, no major differences have yet been noted that would have any significant effect on transition to IFRS. As a result of this assessment, we do not expect that there will be a significant impact on us in relation to our systems and internal controls.

We will continue to monitor the revisions being made by AcSB to the Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. Any revisions that will result in a change in the accounting policy of InterOil, on adoption of IFRS effective January 1, 2011, will be disclosed as policy changes in the financial statements.

The areas in which we anticipate revisions to accounting standards prior to the IFRS adoption date of January 1, 2011 that may affect InterOil's accounting policies are:

- Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. International Accounting Standards Board ("IASB") has commenced a project to publish guidelines on accounting for oil and gas transactions, which may be different from the current guidelines under U.S. GAAP.

- Section 3055 - Joint Venture Interests under Canadian GAAP differs from similar guidance under IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint ventures. IASB has commenced a project to remove the option for accounting for interests in jointly controlled entities using the proportionate consolidation method. InterOil currently uses proportionate consolidation for accounting for the LNG joint venture under Canadian GAAP, and equity accounting for the same under U.S. GAAP.

- Other areas that are being monitored include property plant and equipment measurement and impairment, measurement and recognition of provisions, enterprises in development stage, and the optional exemptions available under IFRS 1 which provides a mandatory framework for first time adopters which supersedes the transitional provisions of individual standards.

Non-gaap measures and reconciliation

Gross Margin is a non-GAAP measure and is "sales and operating revenues" less "cost of sales and operating expenses". The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results ($ thousands)	Year ended December 31,		
	2009	2008	2007
Midstream – Refining	574,409	786,114	523,817
Downstream	388,991	556,868	391,738
Corporate	21,194	24,567	9,482
Consolidation Entries	(296,115)	(451,970)	(299,511)
Sales and operating revenues	**688,479**	**915,579**	**625,526**
Midstream – Refining	(516,349)	(779,832)	(495,059)
Downstream	(359,623)	(536,920)	(368,803)
Corporate (1)	-	-	-
Consolidation Entries	273,989	428,129	290,253
Cost of sales and operating expenses	**(601,983)**	**(888,623)**	**(573,609)**
Midstream – Refining	58,060	6,282	28,758
Downstream	29,368	19,948	22,935
Corporate (1)	21,194	24,567	9,482
Consolidation Entries	(22,126)	(23,841)	(9,258)
Gross Margin	**86,496**	**26,956**	**51,917**

(1) Corporate expenses are classified below the gross margin line and mainly relates to 'Office and admin and other expenses' and 'Interest expense'.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP. Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2009				2008			
	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Upstream	574	(29,097)	(669)	(469)	(2,483)	231	10,164	(1,135)
Midstream – Refining	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329	5,724
Midstream – Liquefaction	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)	(1,636)
Downstream	4,391	6,542	4,150	3,241	(7,244)	610	7,893	4,529
Corporate	1,765	1,980	1,897	3,051	226	764	(2,155)	1,796
Consolidation Entries	(4,884)	(4,092)	(278)	(7,285)	(2,866)	(736)	(3,092)	(2,143)
Earnings before interest, taxes, depreciation and amortization	9,138	(18,587)	17,855	10,924	(28,844)	16,815	27,355	7,135
Subtract:								
Upstream	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)	(704)
Midstream – Refining	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)	(2,761)
Midstream – Liquefaction	(379)	(348)	(333)	(158)	(65)	(63)	(60)	(53)
Downstream	(930)	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)	(1,005)
Corporate	(27)	-	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)	(3,091)
Consolidation Entries	5,905	3,823	3,141	2,923	2,866	2,633	1,824	2,424
Interest expense	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)	(4,046)	(4,926)	(5,190)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	14,316	-	-	-	-	-	-	-
Midstream – Liquefaction	(8)	(3)	(32)	(12)	(12)	(25)	(49)	(24)
Downstream	(411)	(1,398)	(733)	(485)	4,297	83	(3,212)	(753)
Corporate	1,340	(339)	(800)	(359)	(163)	(21)	(122)	(81)
Consolidation Entries	(3)	(1)	(2)	(2)	4	(3)	(2)	0
Income taxes and non-controlling interest	15,234	(1,741)	(1,567)	(858)	4,126	34	(3,385)	(858)
Upstream	(144)	(132)	(150)	(112)	(175)	(134)	(135)	(154)
Midstream – Refining	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)	(2,760)
Midstream – Liquefaction	(7)	(10)	(20)	(20)	(19)	(19)	(16)	(15)
Downstream	(679)	(658)	(662)	(651)	(722)	(693)	(582)	(573)
Corporate	(43)	(40)	(174)	(18)	(19)	(18)	(16)	(15)
Consolidation Entries	33	33	32	32	32	33	32	32
Depreciation and amortisation	(3,605)	(3,562)	(3,775)	(3,380)	(3,645)	(3,573)	(3,440)	(3,485)
Upstream	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)	9,188	(1,993)
Midstream – Refining	18,071	3,762	9,624	10,349	(19,490)	12,660	11,345	201
Midstream – Liquefaction	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)	(1,727)
Downstream	2,371	3,440	1,742	964	(5,900)	(886)	3,384	2,197
Corporate	3,034	1,601	(677)	350	(2,276)	(1,759)	(5,165)	(1,390)
Consolidation Entries	1,050	(236)	2,893	(4,332)	35	1,928	(1,239)	314
Net profit/(loss) per segment	19,307	(25,306)	9,436	2,646	(34,230)	9,227	15,604	(2,398)

(1) The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.

(2) During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results. The prior year comparatives have been reclassified to conform to the current classification.

Public securities filings

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2009, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.

Disclosure Controls and Procedures

The Company has implemented disclosure controls and procedures, as defined in National Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings ("NI 52-109"), to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management, as appropriate, to allow timely decisions regarding required disclosures. Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting.

The Company's internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's assets are safeguarded. Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedure may deteriorate.

The CEO and CFO are required to certify on the effectiveness of the Company's disclosure controls and procedures and internal controls over financial reporting concurrent with filing its financial statements for the year ended December 31, 2009 in accordance with NI 52-109. The Company's CEO and CFO, together with management, have concluded, based on their evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2009, that information required to be disclosed by the Company is (i) recorded, processed, summarized and reported within the time periods specified in Canadian securities legislation and (ii) accumulated and communicated to the Company's management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The CEO and the CFO have also evaluated the effectiveness of InterOil's internal controls over financial reporting ("ICFR") as at December 31, 2009. During the year ended December 31, 2009, there were no material changes in the Company's disclosure controls and procedures or ICFR. InterOil's ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. However, because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In making their evaluation, the CEO and CFO used the criteria set forth in the framework established by the Committee of Sponsoring Organizations ("COSO") entitled – Internals Controls – Integrated Framework. Based on their evaluation, the CEO and CFO concluded that our ICFR are effective to provide reasonable assurance with respect to the objectives of our ICFR.

Management's report

The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.

InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The 2009 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards and auditing standards issued by the Public Company Accounting Oversight Board, on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.

Phil Mulacek	Collin Visaggio
Chief Executive Officer	Chief Financial Officer

Independent audit report to the shareholders of Interoil corporation

Independent Auditors' Report

To the Shareholders of InterOil Corporation:

We have completed integrated audits of InterOil Corporation's 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of InterOil Corporation as at December 31, 2009, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, shareholders equity and cash flows for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements as at December 31, 2009 and for each of the years in the three year period then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited InterOil Corporation's internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations

of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
Melbourne, Australia

March 1, 2010

Consolidated Balance Sheets (Expressed in United States dollars)

	As at		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Assets			
Current assets:			
Cash and cash equivalents (note 5)	46,449,819	48,970,572	43,861,762
Cash restricted (note 7)	22,698,829	25,994,258	22,002,302
Trade receivables (note 8)	61,194,136	42,887,823	63,145,444
Commodity derivative contracts (note 7)	-	31,335,050	-
Other assets	639,646	167,885	146,992
Inventories (note 9)	70,127,049	83,037,326	82,589,242
Prepaid expenses	6,964,950	4,489,574	5,102,540
Total current assets	**208,074,429**	**236,882,488**	**216,848,282**
Cash restricted (note 7)	6,609,746	290,782	382,058
Goodwill (note 15)	6,626,317	-	-
Plant and equipment (note 10)	221,046,709	223,585,559	232,852,222
Oil and gas properties (note 11)	172,483,562	128,013,959	84,865,127
Future income tax benefit (note 12)	16,912,969	3,070,182	2,867,312
Total assets	**631,753,732**	**591,842,970**	**537,815,001**
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 13)	59,372,354	78,147,736	60,427,607
Commodity derivative contracts (note 7)	-	-	1,960,300
Working capital facilities (note 16)	24,626,419	68,792,402	66,501,372
Current portion of Secured loan (note 19)	9,000,000	9,000,000	136,776,760
Current portion of Indirect participation interest - PNGDV (note 20)	540,002	540,002	1,080,004
Total current liabilities	**93,538,775**	**156,480,140**	**266,746,043**
Secured loan (note 19)	43,589,278	52,365,333	61,141,389
8% subordinated debenture liability (note 24)	-	65,040,067	-
Preference share liability (note 23)	-	-	7,797,312
Deferred gain on contributions to LNG project (note 14)	13,076,272	17,497,110	9,096,537
Indirect participation interest (note 20)	38,715,228	72,476,668	96,086,369
Indirect participation interest - PNGDV (note 20)	844,490	844,490	844,490
Total liabilities	**189,764,043**	**364,703,808**	**441,712,140**
Non-controlling interest (note 21)	**13,596**	**5,235**	**4,292**
Shareholders' equity:			
Share capital (note 22)	613,361,363	373,904,356	259,324,133
Authorised - unlimited			
Issued and outstanding - 43,545,654			
(Dec 31, 2008 - 35,923,692)			
(Dec 31, 2007 - 31,026,356)			
Preference shares (note 23)	-	-	6,842,688
(Authorised - 1,035,554, issued and outstanding - nil)			
8% subordinated debentures (note 24)	-	10,837,394	-
Contributed surplus	21,297,177	15,621,767	10,337,548
Warrants (note 26)	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income	8,150,976	27,698,306	6,025,019
Conversion options (note 20)	13,270,880	17,140,000	19,840,000
Accumulated deficit	(214,104,303)	(220,186,930)	(208,389,853)
Total shareholders' equity	**441,976,093**	**227,133,927**	**96,098,569**
Total liabilities and shareholders' equity	**631,753,732**	**591,842,970**	**537,815,001**

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 28), Going Concern (note 2(b))
On behalf of the Board - Phil Mulacek, Director   Christian Vinson, Director

Consolidated Statement of Operations (Expressed in United States dollars)

	As at		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Revenue			
Sales and operating revenues	688,478,965	915,578,709	625,526,068
Interest	350,629	931,785	2,180,285
Other	4,228,415	3,216,445	2,666,890
	693,058,009	919,726,939	630,373,243
Expenses			
Cost of sales and operating expenses	601,983,432	888,623,109	573,609,441
Administrative and general expenses	33,254,708	31,227,627	31,998,655
Derivative (gains)/losses	(1,008,585)	(24,038,550)	7,271,693
Legal and professional fees	9,067,413	11,523,045	6,532,646
Exploration costs, excluding exploration impairment (note 11)	208,694	995,532	13,305,437
Exploration impairment (note 11)	-	107,788	1,242,606
Short term borrowing costs	3,776,590	6,514,060	5,565,828
Long term borrowing costs	8,788,041	17,459,186	17,182,446
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Gain on LNG shareholder agreement (note 19)	-	-	(6,553,080)
Gain on sale of oil and gas properties (note 11)	(7,364,468)	(11,235,084)	-
Loss on extinguishment of IPI liability (note 20)	31,710,027	-	-
Foreign exchange loss/(gain)	3,305,383	(3,878,150)	(5,078,338)
	698,043,010	931,441,109	658,101,592
Loss before income taxes and non-controlling interest	**(4,985,001)**	**(11,714,170)**	**(27,728,349)**
Income taxes			
Current	(2,272,645)	(1,564,038)	(2,491,761)
Future	13,348,634	1,482,074	1,284,869
	11,075,989	**(81,964)**	**(1,206,892)**
Income/(loss) before non-controlling interest	**6,090,988**	**(11,796,134)**	**(28,935,241)**
Non-controlling interest (note 21)	(8,361)	(943)	22,333
Net income/(loss)	**6,082,627**	**(11,797,077)**	**(28,912,908)**
Basic income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Diluted income/(loss) per share (note 27)	0.15	(0.35)	(0.96)
Weighted average number of common shares outstanding			
Basic (Expressed in number of common shares)	39,900,583	33,632,390	29,998,133
Diluted (Expressed in number of common shares)	40,681,586	33,632,390	29,998,133

See accompanying notes to the consolidated financial statements

Consolidated Statement of Cash Flows (Expressed in United States dollars)

	As at		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Cash flows provided by (used in):			
Operating activities			
Net profit/(loss)	6,082,627	(11,797,077)	(28,912,908)
Adjustments for non-cash and non-operating transactions			
Non-controlling interest	8,361	943	(22,333)
Depreciation and amortization	14,321,775	14,142,546	13,024,258
Future income tax asset	(13,842,787)	(202,870)	(1,600,985)
Fair value adjustment on IPL PNG Ltd. acquisition	-	-	(367,935)
(Gain)/loss on sale of plant and equipment	-	(16,250)	269,321
Gain on sale of exploration assets	(7,364,468)	(11,235,084)	-
Impairment of plant and equipment	-	-	960,000
Amortization of discount on debentures liability	1,212,262	1,915,910	-
Amortization of deferred financing costs	223,945	260,400	421,691
(Gain)/loss on hedge contracts	(851,500)	851,500	(47,314)
Timing difference between derivatives recognised and settled	15,074,050	(17,034,350)	3,765,800
Stock compensation expense	8,290,681	5,741,086	6,062,962
Inventory revaluation	140,278	8,379,587	-
Non-cash interest on secured loan facility	-	2,189,907	6,143,660
Non-cash interest settlement on preference shares	-	372,950	-
Non-cash interest settlement on debentures	2,352,084	2,620,628	-
Oil and gas properties expensed	208,694	1,103,320	14,548,043
Loss on extinguishment of IPI Liability	31,710,027	-	-
Gain on LNG shareholder agreement	-	-	(6,553,080)
Preference share transaction costs	-	-	390,000
Gain on buy back of minority interest	-	-	(394,290)
Loss/(gain) on proportionate consolidation of LNG project	724,357	(811,765)	2,375,278
Unrealized foreign exchange gain	(574,778)	(3,728,721)	(5,078,338)
Change in operating working capital			
(Increase)/decrease in trade receivables	(9,523,370)	18,684,422	6,661,838
(Decrease)/increase in unrealised hedge gains	(900,000)	900,000	-
(Increase)/decrease in other assets and prepaid expenses	(2,947,137)	592,073	(2,698,546)
Decrease/(increase) in inventories	12,226,616	(3,189,859)	(6,033,038)
(Decrease)/increase in accounts payable and accrued liabilities	(12,071,350)	5,846,860	(34,533,991)
Net cash from/(used in) operating activities	44,500,367	15,586,156	(31,619,907)
Investing activities			
Expenditure on oil and gas properties	(91,788,438)	(63,890,512)	(69,090,092)
Proceeds from IPI cash calls	15,406,022	18,323,365	21,782,988
Expenditure on plant and equipment	(11,782,925)	(5,172,133)	(7,289,319)
Proceeds received on sale of assets	-	312,500	65,072
Proceeds received on sale of exploration assets	-	6,500,000	-
Acquisition of subsidiary	-	-	(3,326,631)
Proceeds from insurance claim	-	-	7,000,000
Increase in restricted cash held as security on borrowings	(3,023,535)	(3,900,680)	10,134,864
Change in non-cash working capital			
Increase in accounts payable and accrued liabilities	5,621,530	436,775	6,353,247
Net cash used in investing activities	**(85,567,346)**	**(47,390,685)**	**(34,369,871)**
Financing activities			
Repayments of secured loan	(9,000,000)	(9,000,000)	(4,500,000)
Repayments of bridging facility, net of transaction costs	-	(70,000,000)	-
Financing fees related to bridging facility	-	-	(100,000)
Proceeds from PNG LNG cash call	-	9,447,250	9,450,308
Payments for deferred financing fees	-	-	(362,500)
Proceeds from Clarion Finanz for Elk option agreement	3,577,288	5,500,000	5,922,712
Proceeds from Petromin for Elk participation agreement	6,435,000	4,000,000	-
(Repayments of)/proceeds from working capital facility	(44,165,983)	2,291,030	29,627,864
Proceeds from issue of common shares/conversion of debt, exercise of warrants, net of transaction costs	81,699,921	(104,975)	23,881,721
Proceeds from issue of debentures, net of transaction costs	-	94,780,034	-
Proceeds from preference shares, net of transaction costs	-	-	14,250,000
Net cash from financing activities	**38,546,226**	**36,913,339**	**78,170,105**
(Decrease)/increase in cash and cash equivalents	(2,520,753)	5,108,810	12,180,327
Cash and cash equivalents, beginning of period	48,970,572	43,861,762	31,681,435
Cash and cash equivalents, end of period (note 5)	**46,449,819**	**48,970,572**	**43,861,762**

See accompanying notes to the consolidated financial statements
See note 6 for non cash financing and investing activities

Consolidated Statements of Shareholders' Equity (Expressed in United States dollars)

	As at		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Share capital			
At beginning of period	373,904,356	259,324,133	233,889,366
Issue of capital stock (note 22)	239,457,007	114,580,223	25,434,767
At end of period	613,361,363	373,904,356	259,324,133
Preference shares			
At beginning of period	-	6,842,688	-
Issue of preference shares (note 23)	-	-	6,842,688
Converted to common shares (note 23)	-	(6,842,688)	-
At end of period	-	-	6,842,688
8% subordinated debentures			
At beginning of period	10,837,394	-	-
Issue of debentures (note 24)	-	13,036,434	-
Conversion to common shares during the year (note 24)	(10,837,394)	(2,199,040)	-
At end of period	-	10,837,394	-
Contributed surplus			
At beginning of period	15,621,767	10,337,548	4,377,426
Fair value of options exercised transferred to share capital (note 25)	(2,185,642)	(456,867)	(102,840)
Stock compensation expense (note 25)	8,290,681	5,741,086	6,062,962
Loss on extinguishment of IPI conversion options (note 20)	(649,187)	-	-
Lapsed warrants transferred to contributed surplus	219,558		
At end of period	21,297,177	15,621,767	10,337,548
Warrants			
At beginning of period	2,119,034	2,119,034	2,137,852
Conversion to common shares (note 26)	(1,899,476)	-	(18,818)
Lapsed warrants transferred to contributed surplus	(219,558)		
At end of period	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income			
Deferred hedge gain/(loss)			
At beginning of period	18,012,500	-	-
Deferred hedge gain recognised on transition	-	-	1,385
Deferred hedge movement for the year, net of tax (note 7)	(18,012,500)	18,012,500	(1,385)
Deferred hedge gain/(loss) at end of period	-	18,012,500	-
Foreign currency translation reserve			
At beginning of period	9,685,806	6,025,019	1,492,869
Foreign currency translation movement for the year, net of tax	(1,534,830)	3,660,787	4,532,150
Foreign currency translation reserve at end of period	8,150,976	9,685,806	6,025,019
Accumulated other comprehensive income at end of period	8,150,976	27,698,306	6,025,019
Conversion options			
At beginning of period	17,140,000	19,840,000	20,000,000
Movement for the year (note 20)	(3,869,120)	(2,700,000)	(160,000)
At end of period	13,270,880	17,140,000	19,840,000
Accumulated deficit			
At beginning of period	(220,186,930)	(208,389,853)	(179,476,945)
Net income/(loss) for the year	6,082,627	(11,797,077)	(28,912,908)
At end of period	(214,104,303)	(220,186,930)	(208,389,853)
Shareholders' equity at end of period	441,976,093	227,133,927	96,098,569

See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Income

	As at		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Net income/(loss) as per Statement of Operations	6,082,627	(11,797,077)	(28,912,908)
Other comprehensive (loss)/income, net of tax	(19,547,330)	21,673,287	4,530,765
Comprehensive (loss)/income	**(13,464,703)**	**9,876,210**	**(24,382,143)**

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

1. Nature of operations and organization

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea ("PNG").

Management has organized the Company's operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes refining of products for domestic market in Papua New Guinea and exports, and Midstream Liquefaction includes the work being undertaken to further the Liquefied Natural Gas facility ("LNG project") in PNG. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.

2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Basis of preparation

These financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 30 - Reconciliation to Generally Accepted Accounting Principles in the United States.

The consolidated financial statements for the year ended December 31, 2009 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company's accounting policies. These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. The effect of changes in estimates on future periods have not been disclosed in these consolidated financial statements as estimating it is impracticable.

Rate Regulation

InterOil is currently the sole refiner of hydrocarbons in Papua New Guinea under our 30 year agreement with the Papua New Guinea Government, which expires in 2035. The government has undertaken to ensure that all domestic distributors purchase their refined petroleum products from our refinery, or any other refinery which is constructed in Papua New Guinea, at an Import Parity Price ("IPP"). The IPP is regulated by the Papua New Guinea Independent Consumer and Competition Commission ("ICCC"). In general, the IPP is the price that would be paid in Papua New Guinea for a refined product being imported. For all price controlled products (diesel, unleaded petrol, kerosene and aviation fuel) produced and sold locally in Papua New Guinea, the IPP is calculated by adding the costs that would typically be incurred to import such product to the posted price for such product in Singapore. In November 2007, the IPP was modified by changing the Singapore benchmark price from the 'Singapore Posted Prices' which is no longer being updated, to 'Mean of Platts Singapore' ("MOPS") which is the benchmark price for refined products in the region in which we operate. The revised formula is yet to be formally entrenched by means of necessary amendment to the Project Agreement governing the Company's relationship with the Independent State of Papua New Guinea, however, it is the current IPP calculation mechanism being regulated by the ICCC.

InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea. The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing

regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC. The ICCC have most recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business. Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

No rate regulated assets or liabilities have been recognized as any gains or losses made due to rate regulation are to the Company's account, and are not repayable/recoverable in the future.

(b) Going concern

These consolidated financial statements have been prepared using Canadian GAAP applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

For the year ended December 31, 2009, the Company reported a profit of $6.1 million as compared to a loss of $11.8 million for the same period of 2008. The total operating cash inflow was $44.5 million for the year compared to $15.6 million in 2008. The Company reported a net operating cash inflow, before working capital movements, of $57.7 million for the year compared to an outflow of $7.2 million during 2008. The net current assets for the year ended December 31, 2009 was $114.5 million compared to $80.4 million in 2008.

The Company has cash, cash equivalents and cash restricted of $75.8 million as at December 31, 2009 (December 2008 - $75.3 million), of which $29.3 million is restricted (December 2008 - $26.3 million).

The Company has a short term total working capital facility of $190.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas. The working capital facility is split between Facility 1 and Facility 2, with their respective sub-limits and restricted usage for each of these components (refer to note 16 for further information on the split between the two facilities). As part of the current year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months ending December 31, 2010. This facility is secured by the assets it is drawn down against. As at December 31, 2009 $73.5 million of the combined facility has been utilized, and the remaining facility of $116.5 million remains available for use.

The Company has an approximately $48.1 million (Papua New Guinea Kina 130.0 million) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is approximately $29.6 million (Papua New Guinea Kina 80.0 million) and the initial BSP facility limit was approximately $25.9 million (Papua New Guinea Kina 70.0 million) but was renewed in October 2009 at a lower limit of approximately $18.5 million (Papua New Guinea Kina 50.0 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in October 2010. As at December 31, 2009 only $7.8 million of this combined facility has been utilized, and the remaining facility of approximately $40.3 million (Papua New Guinea Kina 108.9 million) remains available for use. Management expects these facilities to be renewed in due course as these working capital facilities are fully secured against trade debtors, inventory and cash deposits.

With respect to its Upstream operations, the Company has no obligation to execute exploration activities within a set timeframe and therefore has the ability to select the timing of these activities as long as the minimum license commitments in relation to our Petroleum Prospecting Licenses ("PPL") are met.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further development of the Elk and Antelope fields, condensate stripping plant development, and the liquefaction plant development. Therefore the Company must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one of, or a combination or the aforementioned alternatives. Accordingly, these financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c) Principles of consolidation

Subsidiaries

The consolidated financial statements of the Company incorporates the assets, liabilities and results of InterOil Corporation and of all subsidiaries as at December 31, 2009, December 31, 2008, December 31, 2007 and for the years then ended. Subsidiaries of InterOil Corporation as at December 31, 2009 included SP InterOil LDC (99.9%), SPI Exploration and Production Corporation (100% - one share held by PIE Corp), SPI Distribution Limited (100% - one share held by PIE Corp), InterOil LNG Holdings Inc. (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings Limited (100%), Direct Employment Services Company (100%), InterOil New York Inc. (100%), InterOil Singapore Pte Ltd (100%), InterOil Finance Inc. (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.

Subsidiaries are all those entities over which the Company has the right and ability to obtain future economic benefits from the resources of the enterprise and is exposed to the related risks. Control of an enterprise is the continuing power to determine strategic operating, investing and financing policies without the cooperation of others. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(j). Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated on consolidation. Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil's investment in PNG LNG Inc., (a Bahamas incorporated entity set up to construct and operate an LNG Project in Papua New Guinea). InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc. Refer to the section 'Proportionate consolidation of Joint Venture interests' below for the changes to InterOil's shareholding in PNG LNG Inc. ("Joint Venture Company") due to the signing of the Shareholders' Agreement in July 2007.

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S.

In May 2009, InterOil Singapore Pte Ltd. was incorporated as a 100% subsidiary of InterOil Corporation to facilitate the development and operation of the LNG Project in Papua New Guinea. All costs incurred by this entity will be recharged to the LNG joint venture and relevant InterOil entities based on an equitable driver basis.

In December 2009, InterOil Finance Inc. was incorporated in Barbados as a 100% subsidiary of InterOil Corporation to provide financial services to the other group entities.

Proportionate consolidation of Joint Venture interests

On July 30, 2007, a Shareholders' Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. Further shareholder transactions have taken place since this date which has impacted the shareholding of each of these joint venture partners (refer to note 14 below). The signing of this Shareholders' Agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil and was a jointly controlled entity, between the parties to the Shareholders' Agreement, from the date of the agreement. As the entity became a joint venture in July 2007, guidance under CICA 3055 – 'Interest in Joint Ventures' has been followed and the entity has been proportionately consolidated in InterOil's consolidated financial statements from the date of the Shareholders' Agreement. The consolidated results of InterOil's proportionate shareholding in the LNG Project has been disclosed separately within the segment notes under Midstream - Liquefaction, refer to note 4.

(d) Changes in accounting policies

Effective year ended December 31, 2009, the Company adopted the revisions to CICA 3862 – Financial Instruments – Disclosures which was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The revisions require the disclosure of maturity analysis for derivative and non-derivative financial assets and liabilities, and additional

information on liquidity risk. The Company has made these additional disclosures within notes 3(b) Liquidity risk, and note 3(g) Fair values.

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, no other items have been identified as having any material impact on the Company's financial statements.

(e)New standards issued but not yet effective, and transition to IFRS

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on the Company's financial statements.

The Accounting Standards Board ("AcSB") will adopt International Financial Reporting Standards ("IFRS") as Canadian GAAP, effective January 1, 2011. In anticipation of the change, the AcSB is revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The Securities Exchange Commission ("SEC") currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

The Company will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

(f) Segment reporting

An operating segment (also referred to as a "business segment") is a component of an enterprise:

a. that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segments of the same enterprise),
b. whose operating results are regularly reviewed by the Company's management to make decisions about resources to be allocated to the segment and assess its performance, and
c. for which discrete financial information is available.

The Company's assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management's organization of the Company by business segment.

(g)Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in United States Dollars which is InterOil's functional and reporting currency.

Self Sustaining and Integrated Foreign Operations

For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders' equity as a Foreign currency translation adjustment.

For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.

(h) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results, have been applied.

Revenue from Midstream Refining operations:

Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.

Revenue from Downstream operations:

Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company's policy to sell products with a right of return.

Interest income:

Interest income is recognized on a time-proportionate basis.

(i) Income tax

The income tax expense or benefit for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction; adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

In addition to income taxes, InterOil is subject to Goods and Services Tax, Excise Duty and other taxes in Papua New Guinea, Australia, Singapore and Canada. The consolidated statement of operations is prepared on a net of Goods and Services Tax.

(j) Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.

Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company's incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(k) Impairment of assets

Assets that are subject to amortization and goodwill recognized are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

There has been no impairment of assets or goodwill based on the assessment performed during the year.

(l) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

(m) Restricted cash

Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.

(n) Trade receivables

The collectability of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.

The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains the credit risk and control over these receivables.

(o) Inventory

Raw materials and stores and finished goods

Raw materials and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale. Stores are stated at cost less provision for obsolescence.

Crude oil and refined petroleum products

Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of Midstream Refining petroleum products consist of raw material, labor, direct overheads and transportation costs. The cost of Downstream petroleum products includes the cost of the product plus related freight, wharfage and insurance.

(p) Assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. There are no assets held for sale as at the end of December 31, 2009.

(q) Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.

When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments' effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded as a component of Other Comprehensive Income until earnings are affected by the variability in cash flows of the designated hedged item. For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

There were no outstanding hedge accounted or non-hedge accounted derivative contracts outstanding as at December 31, 2009.

(r) Deferred financing costs

Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on an effective yield basis over the term of the related debt and is included in expenses for the period. Unamortized deferred financing costs are offset against the respective liability accounts.

(s) Plant and equipment

Refinery assets

The Company's most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within Midstream Refining assets. The pre-operating stage of the refinery ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment. Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.

The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment. Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.

Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs have been incurred during the year ended December 31, 2009.

Other assets

Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready

for its intended use. Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized.

The depreciation rates by segment are as follows:

Downstream	0% - 25%
Midstream	1% - 33%
Upstream	4% - 100%
Corporate	13% - 33%

Leased assets

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.

Asset retirement obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations relating to future restoration and closure costs.

Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2009, no provision has been raised.

Disposal of property, plant and equipment

At the time of disposition of plant and equipment, the carrying values of the assets are written off along with accumulated depreciation and any resulting gain or loss is included in the statement of operations.

IT Development and software

Costs incurred in development products or systems and costs incurred in acquiring software and licenses that will contribute to future period financial benefits through revenue generation and/or cost reduction are capitalized to software and systems. Costs capitalized include external direct costs of materials and service, direct payroll and payroll related costs of employees' time spent on the project. Amortization is calculated on a straight line bases over periods generally ranging from 3 to 5 years. IT development costs include only those costs directly attributable to the development phase and are only recognized following completion of technical feasibility and where the Company has an intention and ability to use the asset. These amounts are capitalized as part of property, plant and equipment in the Corporate segment.

(t) Oil and gas properties

The Company uses the successful-efforts method to account for its oil and gas exploration and development activities as per the U.S. GAAP guidance under Accounting Standards Codification ("ASC") 932 as no relevant guidance under Canadian GAAP is available to account for oil and gas transactions. Under this method, costs are accumulated on a

field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economic reserves. Capitalized costs for producing wells will be subject to depletion on the units-of-production method.

Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.

(u) Accounts payable and accrued liabilities

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(v)Employee entitlements

Wages and salaries, and annual leave

Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.

Long Service Leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.

Retirement benefit obligations

The Company contributed to a defined contribution plan and the Company's legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.

Stock-based compensation

Stock-based compensation benefits are provided to employees pursuant to the 2009 Stock Incentive Plan (with options still in existence having been granted under the now superseded 2002 Incentive Stock Option Plan and 2006 Stock Incentive Plan). The Company currently issues stock options and restricted stock units as part of its stock-based compensation plan. The fair value of stock options at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option. Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital. The fair value of restricted stock on grant date is the market value of the stock. The Company uses the fair value based method to account for employee stock based compensation benefits. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period.

Profit-sharing and bonus plans

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Earnings per share

Basic earnings per share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.

Diluted earnings per share

Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.

(x) Reclassification

Certain minor prior years' amounts have been reclassified to conform to current presentation.

3. Financial Risk Management

The Company's activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company's overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company's operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.

(a)Market risk

(i) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company's functional currency. The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar. The consolidated financial statements are presented in United States Dollars which is InterOil's functional and reporting currency.

Most of the Company's transactions are undertaken in United States Dollars ("USD"), Papua New Guinea Kina ("PGK") and Australian Dollars ("AUD"). Currently there are no foreign currency exchange hedge programmes in place.

The Papua New Guinea Kina exposures are minimal at the transactional level as the Downstream sales in local currency are used to adequately cover the operating expenses of the Midstream Refining and Downstream operations. However, the translation of PGK denominated balances in our operating entities into USD at period ends can result in material impact on the foreign exchange gains/losses on consolidation.

Changes in the PGK to USD exchange rate can affect our Midstream Refining results as there is a timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert the subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The foreign exchange movement also impacts equity as translation gains/losses of our Downstream operations from PGK to USD is included in other comprehensive income as these are self-sustaining operations. The PGK weakened against the USD during the three months ended March 31, 2009 (from 0.3735 to 0.3400). However, it then strengthened against the USD during the nine months ended December 31, 2009 (from 0.3400 to 0.3700).

The financial instruments denominated in Papua New Guinea Kina translated to USD as at December 31, 2009 are as follows:

	December 31, 2009 $	December 31, 2008 $
Financial Assets		
Cash and cash equivalents	19,026,270	28,865,339
Receivables	36,841,246	39,307,624
Other financial assets	6,459,541	3,348,716
Financial liabilities		
Payables	19,808,982	17,766,660
Working capital facility	7,832,266	15,405,627

The following table summarizes the sensitivity of financial instruments held at balance sheet date to movement in the exchange rate of the US dollar to the Papua New Guinea Kina, with all other variables held constant. Certain USD debt and other financial assets and liabilities are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the consolidated income statement except to the extent that they can be taken to equity under the Company's accounting policy. If PGK strengthens against the USD, it will result in a gain, and vice versa.

	Year ended December 31, 2009		Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)				
Effect of 5% appreciation of PGK	5,814,938	2,990,708	4,245,399	3,072,446

The changes in AUD to USD exchange rate can affect our Corporate results as the expenses our Corporate office in Australia are incurred in AUD. The AUD exposures are minimal as funds are transferred to AUD from USD as required. No material balances are held in AUD. However, we are exposed to the AUD fluctuations due to in country costs being incurred in AUD and our reporting for those costs being in USD.

(ii) Price risk

The Midstream Refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery when sold to Downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.

The derivative contracts are entered into by Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.

The following table summarizes the sensitivity of the crude and finished product inventory held at balance date to $10.0 movement in benchmark pricing, with all other variables held constant.

	Year ended December 31, 2009		Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)				
$10 increase in benchmark pricing	8,929,143	-	8,144,261	-

(iii) Interest rate risk

Interest rate risk is the risk that the Company's financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate debt or opportunity losses that may arise on fixed rate borrowings in a falling interest rate environment.

As the Company has no significant interest-bearing assets other than cash and cash equivalents, the Company's income and operating cash flows are substantially independent of changes in market interest rates.

The Company's interest-rate risk arises from borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk. The Company is actively seeking to manage its cash flow interest-rate risks.

The financial instruments exposed to cash flow and fair value interest rate risk are as follows:

	December 31, 2009 $	December 31, 2008 $	Cash flow/fair value interest rate risk
Financial Assets			
Cash and cash equivalents	1,484,987	6,571,375	fair value interest rate risk
Cash and cash equivalents	44,964,832	42,399,197	cash flow interest rate risk
Cash restricted	282,555	290,782	fair value interest rate risk
Cash restricted	29,026,020	25,994,258	cash flow interest rate risk
Financial liabilities			
OPIC secured loan	53,500,000	62,500,000	fair value interest rate risk
BNP working capital facility	16,794,153	53,386,775	cash flow interest rate risk
Westpac and BSP working capital facility	7,832,266	15,405,627	cash flow interest rate risk
8% subordinated debentures	-	78,975,000	fair value interest rate risk

The following table summarizes the sensitivity of the cash flow interest-rate risk of financial instruments held at balance date, following a movement to LIBOR, with all other variables held constant. Increase in LIBOR rates will result in a higher expense for the Company.

	Year ended December 31, 2009		Year ended December 31, 2008	
	Impact on profit $	Impact on equity - excluding profit impact $	Impact on profit $	Impact on equity - excluding profit impact $
Post-tax gain/(loss)				
LIBOR +1%	252,242	-	260,944	-

(iv) Product risk

The composition of the crude feedstock will vary the refinery output of products. The 2009 annual output achieved includes gasoline and distillates fuels (which includes diesel and jet fuels) 61% (Dec 2008 – 56%), and naphtha and low sulphur waxy residue 33% (Dec 2008 – 40%). The product yields obtained will vary based on the type of crude feedstock used.

Management endeavors to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.

(b) Liquidity risk

Liquidity risk is the risk that InterOil will not meet its financial obligations as they fall due. Prudent liquidity risk management therefore implies that, under both normal and stressed conditions, the Company maintains:

- sufficient cash and marketable securities;
- access to, or availability of, funding through an adequate amount of committed credit facilities; and
- the ability to close-out any open market positions.

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows; matching maturity

profiles of financial assets and liabilities; and by maintaining flexibility in funding including ensuring that surplus funds are generally only invested in instruments that are tradable in highly liquid markets or that can be relinquished with minimal risk of loss. Refer to liquidity risk related disclosures in Note 2(b) Going Concern.

Financing arrangements

The Company had the following established undrawn borrowing facilities at the reporting date:

	Total Facility $	Undrawn Amount 2009 $
Facility		
OPIC secured loan	53,500,000	-
BNP Paribas working capital facility 1 (note 16)	130,000,000	66,505,847
BNP Paribas working capital facility 2 (note 16)	60,000,000	50,000,000
Westpac working capital facility	29,600,000	21,767,734
BSP working capital facility	18,500,000	18,500,000
	291,600,000	**156,773,581**

Maturities of financial liabilities

The tables below analyses the Company's financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 5 years	More than 5 years	"Total contractual cash flow"
Non-derivatives				
Accounts payable and accrued liabilities (note 13)	59,372,354	-	-	59,372,354
Working capital facility (note 16)	24,626,419	-	-	24,626,419
Secured loan (note 19)	9,000,000	36,000,000	8,500,000	53,500,000
Total non-derivatives	**92,998,773**	**36,000,000**	**8,500,000**	**137,498,773**
Derivatives				
Commodity derivative contracts (note 7)	-	-	-	-
Total derivatives	-	-	-	-
	92,998,773	**36,000,000**	**8,500,000**	**137,498,773**

The ageing of accounts payables and accrued liabilities are as follows:

Accounts payable and accrued liabilities	Payable ageing between			
	Total $	<30 days $	30-60 days $	>60 days $
December 31, 2009	59,372,354	57,048,258	838,973	1,485,123
December 31, 2008	78,147,736	76,556,334	1,181,334	410,068

(c) Credit risk

Credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Company. The carrying amount of financial assets represents the maximum credit exposure.

The Company's credit risk is limited to the carrying value of its financial assets. A significant amount of the Company's export sales are made to three customers which represented $110,068,833 (Dec 2008 - $156,518,509) or 16% (Dec 2008 – 17%) of total sales in the year ended December 31, 2009. The Company's domestic sales for the year ended December 31, 2009 were not dependent on a single customer or geographic region of Papua New Guinea. The export sales to three customers is not considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets. The Company actively manages credit risk by routinely monitoring the credit ratings of Company's customers and ageing of trade receivables. The credit terms provided to customers are revised if any changes are noted to customer ratings or payment cycles.

Credit risk on cash and cash equivalents held directly by the Company are minimized as all cash amounts and certificates of deposit are held with banks which have acceptable credit ratings.

The maximum exposure to credit risk at the reporting date was as follows:

	December 31, 2009 $	December 31, 2008 $
Current		
Cash and cash equivalents	46,449,819	48,970,572
Cash restricted	22,698,829	25,994,258
Trade receivables	61,194,136	42,887,823
Commodity derivative contracts	-	31,335,050
Non-current		
Cash restricted	6,609,746	290,782

The ageing of receivables at the reporting date was as follows (the ageing days relates to balances past due):

Net trade receivables		Receivable ageing between		
	Total $	Current and <30 days $	30-60 days $	>60 days $
December 31, 2009	61,194,136	54,650,416	1,666,797	4,876,923
December 31, 2008	42,887,823	33,515,675	5,128,127	4,244,022

The impairment of receivables at the reporting date was as follows:

Gross trade receivables	Total $	Current $	Overdue (not impaired) $	Overdue (impaired) $
December 31, 2009	64,797,478	49,805,924	11,388,212	3,603,342
December 31, 2008	47,496,119	18,592,467	24,295,356	4,608,296

Impairment is assessed by our Credit department on an individual customer basis, based on customer ratings and payment cycles of the customers. An impairment provision is taken for all receivables where objective evidence of impairment exists. The movement in impairment is also influenced by the translation rates used to convert these amounts from local currency to USD.

The movement in impaired receivables for the year ended December 31, 2009 was as follows:

	December 31, 2009 $	December 31, 2008 $
Trade receivables - Impairment provisions		
Opening balance	4,608,296	3,176,806
Amounts written off during the year	(1,262,699)	-
Additional provisions net of reversals made	257,744	1,431,490
Closing balance	3,603,342	4,608,296

(d) Geographic risk

The operations of InterOil are concentrated in Papua New Guinea.

(e)Financing facilities

As at December 31, 2009, the Company had drawn down against the following financing facilities:

a. BNP working capital facility (refer note 16)
b. Westpac and BSP working capital facility (refer note 16)
c. OPIC secured loan facility (refer note 19)

Repayment obligations in respect of the amount of the facilities utilized are as follows:

	December 31, 2009 $	December 31, 2008 $
Due:		
No later than one year	33,626,419	77,792,402
Later than one year but not later than two years	9,000,000	9,000,000
Later than two years but not later than three years	9,000,000	9,000,000
Later than three years but not later than four years	9,000,000	9,000,000
Later than four years but not later than five years	9,000,000	87,975,000
Later than five years	8,500,000	17,500,000
	78,126,419	210,267,402

(f) Effective interest rates and maturity profile

December 31, 2009	Floating interest rate	Fixed interest maturing between						Non-interest bearing	Total	Effective interest rate
		1 year or less	1-2	2-3	3-4	4-5	more than 5 years			
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial assets										
Cash and cash equivalents	44,964,832	1,484,987	-	-	-	-	-	-	46,449,819	0.57%
Cash restricted	29,026,020	282,555	-	-	-	-	-	-	29,308,575	2.40%
Receivables	-	-	-	-	-	-	-	61,194,136	61,194,136	-
Other financial assets	-	-	-	-	-	-	-	6,964,950	6,964,950	-
	73,990,851	**1,767,543**	-	-	-	-	-	**68,159,086**	**143,917,480**	
Financial liabilities										
Payables	-	-	-	-	-	-	-	59,372,354	59,372,354	-
Interest bearing liabilities	24,626,419	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,500,000	-	78,126,419	6.89%
	24,626,419	**9,000,000**	**9,000,000**	**9,000,000**	**9,000,000**	**9,000,000**	**8,500,000**	**59,372,354**	**137,498,773**	

December 31, 2008	Floating interest rate	Fixed interest maturing between						Non-interest bearing	Total	Effective interest rate
		1 year or less	1-2	2-3	3-4	4-5	more than 5 years			
	$'000	$'000	$000	$'000	$'000	$'000	$'000	$'000	$'000	%
Financial assets										
Cash and cash equivalents	42,108,415	6,862,157	-	-	-	-	-	-	48,970,572	3.21%
Cash restricted	26,285,040	-	-	-	-	-	-	-	26,285,040	4.15%
Receivables	-	-	-	-	-	-	-	42,887,823	42,887,823	-
Other financial assets	-	-	-	-	-	-	-	35,824,624	35,824,624	-
	68,393,455	**6,862,157**	-	-	-	-	-	**78,712,447**	**153,968,059**	
Financial liabilities										
Payables	-	-	-	-	-	-	-	78,147,736	78,147,736	-
Interest bearing liabilities	68,792,402	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	17,500,000	-	131,292,402	6.30%
Debentures liability	-	-	-	-	-	78,975,000	-	-	78,975,000	13.50%
	68,792,402	**9,000,000**	**9,000,000**	**9,000,000**	**9,000,000**	**87,975,000**	**17,500,000**	**78,147,736**	**288,415,138**	

(g)Fair values

	December 31, 2009		December 31, 2008		Fair value hierarchy level (as required) *	Method of valuation
	Carrying amount $	Fair value $	Carrying amount $	Fair value $		
Financial instruments						
Loans and receivables						
Receivables	61,194,136	61,194,136	42,887,823	42,887,823		Amortized Cost
Held for trading						
Commodity derivative contracts (note 7)	-	-	31,335,050	31,335,050	Level 2	Fair Value - See (1) below
Financial assets						
Cash and cash equivalents	46,449,819	46,449,819	48,970,572	48,970,572		Cost
Cash restricted	29,308,575	29,308,575	26,285,040	26,285,040		Cost
Financial liabilities at amortized cost						
Current liabilities:						
Accounts payable and accrued liabilities (note 13)	59,372,354	59,372,354	78,147,736	78,147,736		Cost
Working capital facility (note 16)	24,626,419	24,626,419	68,792,402	68,792,402		Cost
Current portion of secured loan (note 19)	9,000,000	9,255,632	9,000,000	9,012,228		Amortized cost See (2) below
Non-current liabilities						
Secured loan (note 19)	43,589,278	47,696,040	52,365,333	58,753,276		Amortized cost See (2) below
8% Subordinated debenture liability (note 24)	-	-	65,040,067	65,040,067		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts' is the only item from the above table that is measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1) Derivative contracts classified as being at fair value through profit and loss are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company's commodity derivative contracts are based on price indications provided to us by an external brokerage who enter into derivative transactions with counter parties on our behalf. There were no commodity derivative contracts on which final pricing were to be determined in future periods as at December 31, 2009.

(2) The fair value of the secured loan is based on discounted cash flow analysis using a current market interest rate applicable for the loan arrangement, being the current interest rate on a U.S. treasury note with the same approximate maturity profile plus the OPIC spread (3%).

(h) Capital management

The Finance department of the Company is responsible for capital management. This involves the use of corporate forecasting models which facilitates analysis of the Company's financial position including cash flow forecasts to determine the future capital management requirements. Capital management is undertaken to ensure a secure, cost-effective and flexible supply of funds is available to meet the Company's operating and capital expenditure requirements.

The Company is actively managing the gearing levels and raising equity/debt as required for optimizing shareholder returns. The Company is managing its gearing levels by maintaining the debt-to-capital ratio (long term debt/ (shareholders' equity + long term debt)) at 50% or less, and has made considerable progress in achieving this as at December 31, 2009. The gearing levels were reduced to 11% in December 2009 from 36% in December 2008.

The optimum gearing levels for the Company are set by Management based on the stage of development of the Company, future needs for development and capital market conditions, and will be reassessed as situations change.

This reduction in gearing levels as at December 31, 2009 as compared to December 31, 2008 was mainly due to the conversion of all outstanding $95.0 million 8% convertible subordinated debentures issued in May 2008, and the completion of the $70.4 million registered direct stock offering completed in June 2009.

On May 13, 2008, the Company completed the issue of $95.0 million unsecured 8% subordinated convertible debentures with a maturity of five years. During the period from July 2008 to June 2009 all outstanding debentures were converted into common shares. On June 8, 2009 the Company completed a registered direct offering of 2,013,815 shares of its common stock to a number of institutional investors at a purchase price of $34.98 per share amounting to $70.4 million.

We will evaluate further opportunities of raising capital in the future for our capital expenditure requirements. In order to achieve this objective, the Company has filed an omnibus shelf prospectus for a total of $200.0 million securities issue with the Ontario Securities Commission on August 7, 2008 and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to a further $129.6 million of its debt securities, common shares, preferred shares and/or warrants ("Securities") in one or more offerings.

4. Segmented financial information

As stated in note 1, management has identified four major business segments - Upstream, Midstream, Downstream and Corporate. The Corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily includes management, financing costs and interest income. Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.

Year ended December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	299,672,617	-	388,806,348	-	-	688,478,965
Intersegment revenues	-	274,735,845	-	184,799	21,194,362	(296,115,006)	-
Interest revenue	15,862	175,377	7,741	118,119	15,825,196	(15,791,666)	350,629
Other revenue	3,293,325	18,618	-	916,472	-	-	4,228,415
Total segment revenue	**3,309,187**	**574,602,457**	**7,741**	**390,025,738**	**37,019,558**	**(311,906,672)**	**693,058,009**
Cost of sales and operating expenses	-	516,349,148	-	359,622,975	-	(273,988,691)	601,983,432
Administrative, professional and general expenses	7,111,918	9,900,754	7,107,900	12,910,852	29,241,213	(21,379,162)	44,893,475
Derivative gain	-	(1,008,585)	-	-	-	-	(1,008,585)
Foreign exchange loss/(gain)	1,304,072	3,789,685	(41,053)	(831,891)	(915,430)	-	3,305,383
Gain on sale of exploration assets	(7,364,468)	-	-	-	-	-	(7,364,468)
Loss on extinguishment of IPI liability	31,710,027	-	-	-	-	-	31,710,027
Exploration costs, excluding exploration impairment	208,694	-	-	-	-	-	208,694
Depreciation and amortisation	538,551	10,931,886	56,996	2,649,715	274,596	(129,969)	14,321,775
Interest expense	9,334,719	7,149,584	1,218,258	4,130,250	3,952,132	(15,791,666)	9,993,277
Total segment expenses	**42,843,513**	**547,112,472**	**8,342,101**	**378,481,901**	**32,552,511**	**(311,289,488)**	**698,043,010**
Income/(loss) before income taxes and non-controlling interest	**(39,534,326)**	**27,489,985**	**(8,334,360)**	**11,543,837**	**4,467,047**	**(617,184)**	**(4,985,001)**
Income tax benefit/(expense)	-	14,316,055	(54,670)	(3,026,953)	(158,443)	-	11,075,989
Non controlling interest	-	-	-	-	-	(8,361)	(8,361)
Total net income/(loss)	**(39,534,326)**	**41,806,040**	**(8,389,030)**	**8,516,884**	**4,308,604**	**(625,545)**	**6,082,627**
Total assets	**202,296,520**	**286,827,021**	**10,647,678**	**110,986,705**	**603,881,348**	**(582,885,540)**	**631,753,732**

Year ended December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	358,895,683	-	556,683,026	-	-	915,578,709
Intersegment revenues	-	427,218,086	-	185,474	24,567,895	(451,971,455)	-
Interest revenue	190,195	78,023	90,757	17,566	10,302,959	(9,747,715)	931,785
Other revenue	2,507,499	11,623	-	697,323	-	-	3,216,445
Total segment revenue	**2,697,694**	**786,203,415**	**90,757**	**557,583,389**	**34,870,854**	**(461,719,170)**	**919,726,939**
Cost of sales and operating expenses	-	779,831,893	-	536,919,622	-	(428,128,406)	888,623,109
Administrative, professional and general expenses	5,919,528	10,080,835	7,022,363	14,669,401	33,752,746	(24,753,366)	46,691,507
Derivative (gain)/loss	-	(24,038,550)	-	-	-	-	(24,038,550)
Foreign exchange (gain)/loss	132,874	(5,263,901)	559,793	206,614	486,470	-	(3,878,150)
Gain on sale of exploration assets	(11,235,084)	-	-	-	-	-	(11,235,084)
Exploration costs, excluding exploration impairment	995,532	-	-	-	-	-	995,532
Exploration impairment	107,788	-	-	-	-	-	107,788
Depreciation and amortisation	597,343	10,969,099	69,142	2,570,503	66,427	(129,968)	14,142,546
Interest expense	4,027,223	9,908,268	240,782	4,838,094	10,765,759	(9,747,715)	20,032,411
Total segment expenses	**545,204**	**781,487,644**	**7,892,080**	**559,204,234**	**45,071,402**	**(462,759,455)**	**931,441,109**
Income/(loss) before income taxes and non-controlling interest	**2,152,490**	**4,715,771**	**(7,801,323)**	**(1,620,845)**	**(10,200,548)**	**1,040,285**	**(11,714,170)**
Income tax expense	-	-	(110,037)	414,193	(386,120)	-	(81,964)
Non controlling interest	-	-	-	-	-	(943)	(943)
Total net income/(loss)	**2,152,490**	**4,715,771**	**(7,911,360)**	**(1,206,652)**	**(10,586,668)**	**1,039,342**	**(11,797,077)**
Total assets	**134,485,386**	**326,007,879**	**7,269,000**	**100,452,756**	**442,464,921**	**(418,836,972)**	**591,842,970**

Year ended December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	233,868,997	-	391,657,071	-	-	625,526,068
Intersegment revenues	-	289,947,580	-	81,062	9,482,002	(299,510,644)	-
Interest revenue	407,348	69,721	41,215	13,679	15,093,044	(13,444,722)	2,180,285
Other revenue	2,139,336	-	-	527,554	-	-	2,666,890
Total segment revenue	**2,546,684**	**523,886,298**	**41,215**	**392,279,366**	**24,575,046**	**(312,955,366)**	**630,373,243**
Cost of sales and operating expenses	-	495,058,782	-	368,803,507	-	(290,252,848)	573,609,441
Administrative, professional and general expenses	5,020,371	9,077,365	5,688,932	10,774,921	20,276,009	(9,563,067)	41,274,531
Derivative (gain)/loss	-	7,271,693	-	-	-	-	7,271,693
Foreign exchange (gain)/loss	622,821	(5,889,324)	19,954	(15,379)	183,591	-	(5,078,337)
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	-	(6,553,080)
Exploration costs, excluding exploration impairment	13,305,437	-	-	-	-	-	13,305,437
Exploration impairment	1,242,606	-	-	-	-	-	1,242,606
Depreciation and amortisation	482,448	10,404,953	15,431	2,204,782	48,037	(131,393)	13,024,258
Interest expense	1,033,661	16,798,634	105,304	4,437,994	11,074,173	(13,444,723)	20,005,043
Total segment expenses	**21,707,344**	**532,722,103**	**5,829,621**	**386,205,825**	**25,028,730**	**(313,392,031)**	**658,101,592**
(Loss)/income before income taxes and non-controlling interest	**(19,160,660)**	**(8,835,805)**	**(5,788,406)**	**6,073,541**	**(453,684)**	**436,665**	**(27,728,349)**
Income tax expense	-	-	(12,665)	(1,365,674)	171,447	-	(1,206,892)
Non controlling interest	-	20,899	-	-	-	1,434	22,333
Total net income/(loss)	**(19,160,660)**	**(8,814,906)**	**(5,801,071)**	**4,707,867**	**(282,237)**	**438,099**	**(28,912,908)**
Total assets	**100,054,671**	**318,454,252**	**6,595,722**	**133,598,054**	**494,852,295**	**(515,739,993)**	**537,815,001**

5. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Cash on deposit	46,449,819	46,761,362	43,861,762
Bank term deposits			
- Papua New Guinea Kina deposits	-	2,209,210	-
	46,449,819	**48,970,572**	**43,861,762**

In 2009, cash and cash equivalents earned an average interest rate of 0.57% per annum (2008 – 3.21%, 2007 – 4.76%).

6. Supplemental cash flow information

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Cash paid during the year			
Interest	5,192,882	10,705,499	16,934,058
Income taxes	1,889,441	6,738,175	2,344,282
Interest received	**349,082**	**926,878**	**2,176,678**
Non-cash investing activities:			
Fair value adjustment on IPL PNG Ltd. Acquisition	-	-	(367,955)
Decrease in plant and equipment as a result of impairment	-	-	960,000
Reduction to plant and equipment due to negative goodwill on Enron buy-back	-	-	4,841,776
(Decrease)/increase in deferred gain on contributions to LNG project	(4,420,838)	8,400,573	9,096,537
Increase in goodwill on acquisition of additional LNG interest	864,377	-	-
Increase in share capital from:			
buyback of Merrill Lynch interest in LNG Project	11,250,000	-	-
buyback of minority interest	-	-	496,500
Non-cash financing activities:			
Decrease in deferred liquefaction project liability	-	-	(6,553,080)
Increase in share capital from:			
the exercise of share options	2,185,642	456,867	102,840
the exercise of warrants	1,899,476	-	18,818
buyback of IPI #3 investor rights	62,980,161	-	-
conversion of debentures into share capital	77,089,723	15,118,483	-
conversion of preference shares into share capital	-	14,640,000	-
conversion of indirect participation interest into share capital	-	15,776,270	934,890
conversion of debt into share capital	-	60,000,000	-
placement fee obligation on conversion of debt	-	1,800,000	-
preference share interest obligation settled in shares	-	372,950	-
placement fee obligation on debentures issued	-	5,700,000	-
debentures interest obligation settled in shares	2,352,084	2,620,628	-

7. Financial instruments

Cash and cash equivalents

With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2009, the Company earned nil interest (2008 – 1.9%, 2007 – 5.0%) on the cash on deposit which related to the working capital facility. However, the cash deposit relating to the BNP working capital facility reduced the interest costs relating to the facility usage in 2009 by 3.07% (2008 – 4.15%, 2007 – 3.10%).

Cash restricted, which mainly relates to the working capital facility, is comprised of the following:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Cash deposit on working capital facility (0.0%)	22,698,829	25,994,258	20,240,553
Debt reserve for secured loan	-	-	1,761,749
Cash restricted - Current	**22,698,829**	**25,994,258**	**22,002,302**
Bank term deposits on Petroleum Prospecting Licenses (2.2%)	124,858	124,097	116,090
Cash deposit on office premises (3.0%)	157,698	166,685	265,968
Cash deposit on secured loan (0.0%)	6,327,190	-	-
Cash restricted - Non-current	**6,609,746**	**290,782**	**382,058**
	29,308,575	**26,285,040**	**22,384,360**

Cash held as deposit on the BNP working capital facility supports the Company's working capital facility with BNP Paribas. The balance is based on 20% of the outstanding balance of the BNP working capital facility 1 (refer note 16) plus any amounts that are fully cash secured. The cash deposit on this facility did not receive interest during the year as these deposit amounts reduced the interest being charged by BNP on the facility utilization.

The cash held as deposit on secured loan is used to support the Company's secured loan borrowings with the Overseas Private Investment Corporation ("OPIC") and relates to one half yearly installment of $4.5 million and the related interest that will be payable with the next installment. The waiver on this deposit requirement expired in June 2009 with the completion of the capital raising of $70.4 million.

Debt reserve for secured loan in 2007 was maintained in accordance to the terms of the Merrill Lynch bridging facility. This facility was fully repaid in May 2008 removing the requirement to maintain any funds in the debt reserve account.

Bank term deposits on Petroleum Prospecting Licenses are unavailable for use while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.

Commodity derivative contracts

InterOil uses derivative commodity instruments to manage its exposure to price volatility on a portion of its refined product and crude inventories.

At December 31, 2009, InterOil had a net receivable of $nil (2008 – $31,335,050, 2007 – payable of $1,960,300) relating to commodity hedge contracts. Of this total, a receivable of $nil (2008 - $16,261,000, 2007 - $nil) relates to hedge accounted contracts as at December 31, 2009 and a receivable of $nil (2008 – $15,074,050, 2007 – payable of $1,960,300) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain on hedges for which final pricing will be determined in future periods was $nil (2008 - $18,012,500, 2007 - $nil) and has been included in comprehensive income.

a. Hedge accounted contracts:

There were no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2009.

The following summarizes the effective hedge contracts by derivative type on which final pricing was determined in future periods as at December 31, 2008:

Derivative	Type	Notional Volumes (bbls)	Expiry	Derivative type	Fair Value December 31, 2008 $
Crude Swap	Buy Brent	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	(25,493,100)
Crude Swap	Buy Brent	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	(19,529,200)
Crude Swap	Buy Brent	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	(18,441,700)
Crude Swap	Buy Brent	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	(17,682,200)
Gasoil Swap	Sell Gasoil	300,000	Q1 2009	Cash flow hedge - Manages the crack spread	29,068,800
Gasoil Swap	Sell Gasoil	300,000	Q2 2009	Cash flow hedge - Manages the crack spread	23,425,400
Gasoil Swap	Sell Gasoil	300,000	Q3 2009	Cash flow hedge - Manages the crack spread	22,461,200
Gasoil Swap	Sell Gasoil	300,000	Q4 2009	Cash flow hedge - Manages the crack spread	21,672,800
					15,482,000
Add: Priced out but unsettled hedge accounted contracts as at December 31, 2008					779,000
					16,261,000

There were no outstanding hedge accounted contracts on which final pricing were to be determined in future periods as at December 31, 2007.

A profit of $17,180,700 was recognized from effective portion of priced out hedge accounted contracts for the year ended December 31, 2009 (Dec 2008 – $3,745,500, Dec 2007 – loss of $2,527,648).

b. Non-hedge accounted derivative contracts:

As at December 31, 2009, there were no outstanding non-hedge accounted derivative contracts.

As at December 31, 2008 the Company had the following open non-hedge accounted derivative contracts outstanding:

Derivative	Type	Notional Volumes (bbls)	Expiry	Derivative type	Fair Value December 31, 2008 $
Brent Swap	Sell Brent	195,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	3,965,000
Brent Swap	Buy Brent	130,000	Q1 2009	Cash flow hedge - Manages the export price risk of LSWR	(1,129,750)
Brent Swap	Sell Brent	165,000	Q2 2009	Cash flow hedge - Manages the export price risk of LSWR	(413,200)
					2,422,050
Add: Priced out non-hedge accounted contracts as at December 31, 2008					12,652,000
					15,074,050

As at December 31, 2007 the Company had the following open non-hedge accounted derivative contracts outstanding:

Derivative	Type	Notional volumes (bbls)
Brent contracts to manage export price risk	Sell Brent	130,000
Naphtha swap	Sell Naphtha	150,000

Any gains/losses on these contracts are disclosed separately in the statement of operations for the period.

A profit of $658,785 was recognized on the non-hedge accounted derivative contracts for the year ended December 31, 2009 (Dec 2008 – $25,669,050, Dec 2007 – loss of $7,271,693).

8. Trade receivables

InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, receivables up to $60,000,000 (refer to note 16). As at December 31, 2009, $nil (Dec 2008 - $3,141,238, Dec 2007 - $nil) in outstanding trade receivables had been sold with recourse under the facility. As the sale is with recourse, the discounted receivables, if any, are retained on the balance sheet and included in the accounts receivable and the sale proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold. The discounted receivables are usually settled within a month of their discounting and there have not been any collection issues relating to these discounted receivables.

At December 31, 2009, $17,351,783 (Dec 2008 - $10,300,542, Dec 2007 - $38,033,715) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 16. This balance includes $12,715,464 (Dec 2008 - $6,912,883, Dec 2007 - $33,703,069) of intercompany receivables which were eliminated on consolidation.

9. Inventories

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Midstream - Refining (crude oil feedstock)	5,006,608	25,556,463	3,587,786
Midstream - Refining (refined petroleum product)	32,983,010	30,167,417	43,173,806
Midstream - Refining (parts inventory)	559,667	288,643	201,526
Downstream (refined petroleum product)	31,577,764	27,024,803	35,626,124
	70,127,049	**83,037,326**	**82,589,242**

At December 31, 2009 and December 31, 2008, inventory had been written down to its net realizable value. The write down of $140,278 at December 31, 2009 relating to crude oil feedstock and $8,529,016 at December 31, 2008 relating to refined petroleum products is included in 'Cost of sales and operating expenses' within the 'Consolidated Statement of Operations'. No write down was necessary at December 31, 2007.

At December 31, 2009, $38,549,285 (Dec 2008 - $56,012,523, Dec 2007 - $46,963,118) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 16.

Inventories recognized as expense during the year ended December 31, 2009 amounted to $616,305,207 (2008 - $902,765,655, 2007 - $586,633,699).

10. Plant and equipment

The majority of the Company's plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $143,947 (2008 - $343,069, 2007 - $313,946) which are located in Australia and Singapore. Amounts in deferred project costs and work in progress are not being amortized.

Consolidation entries relates to Midstream Refining assets which were created when the gross margin on Midstream Refining sales to the Downstream segment were eliminated in the development stage of the refinery.

December 31, 2009	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	47,315	248,863,701	97,572	47,647,154	561,038	297,216,780
Deferred project costs and work in progress	-	926,089	2,252,060	5,308,056	2,381,493	10,867,698
Consolidation entries	-	-	-	-	(2,599,361)	(2,599,361)
Accumulated depreciation and amortisation	(47,037)	(54,715,462)	(36,164)	(29,222,654)	(417,091)	(84,438,408)
Net book value	**278**	**195,074,328**	**2,313,468**	**23,732,556**	**(73,921)**	**221,046,709**
Capital expenditure for year ended December 31, 2009	-	**2,242,017**	-	**6,919,197**	**2,456,903**	**11,618,117**

December 31, 2008	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	47,315	247,520,562	219,315	46,299,775	485,628	294,572,595
Deferred project costs and work in progress	-	27,211	2,134,858	1,979,253	-	4,141,322
Consolidation entries	-	-	-	-	(2,729,327)	(2,729,327)
Accumulated depreciation and amortisation	(43,568)	(43,768,810)	(80,554)	(28,363,540)	(142,559)	(72,399,031)
Net book value	**3,747**	**203,778,963**	**2,273,619**	**19,915,488**	**(2,386,258)**	**223,585,559**
Capital expenditure for year ended December 31, 2008	-	**529,033**	**92,494**	**4,108,630**	**95,493**	**4,825,650**

December 31, 2007	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate & Consolidated	Total
Plant and equipment	1,247,201	246,561,648	140,051	42,709,718	390,135	291,048,753
Deferred project costs and work in progress	-	457,092	2,622,735	3,405,625	-	6,485,452
Consolidation entries	-	-	-	-	(2,859,295)	(2,859,295)
Accumulated depreciation and amortisation	(1,193,374)	(32,799,711)	(15,431)	(27,737,982)	(76,190)	(61,822,688)
Net book value	53,827	214,219,029	2,747,355	18,377,361	(2,545,350)	232,852,222
Capital expenditure for year ended December 31, 2007	-	777,962	2,777,112	5,200,427	243,338	8,998,839

During the year ended December 31, 2009, InterOil recognized a gain of $nil on the disposal of assets (2008 – gain of $285,206, 2007 – loss of $269,320).

During the year 2007, there was a reduction to plant and equipment in Midstream – Refining of $4,841,776 due to negative goodwill on buyback of non controlling interest (refer note 21).

During the year 2007, InterOil booked an impairment loss of $960,000 on a barge owned by the Company. The sale of the barge was completed in the first quarter of 2008. This impairment loss is included in office and administrative expenses in the statement of operations.

11. Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Drilling equipment	17,344,759	13,857,772	14,664,179
Drilling consumables and spares	11,467,237	10,113,808	7,661,992
Petroleum Prospecting License drilling programs (Unproved)	143,671,566	104,042,379	62,538,956
Gross Capitalized Costs	**172,483,562**	**128,013,959**	**84,865,127**
Accumulated depletion and amortization			
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	**172,483,562**	**128,013,959**	**84,865,127**

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Property Acquisition Costs			
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	(85,793)	9,622,780	327,154
Development Costs	99,678,973	52,491,537	54,178,386
Add: Amounts capitalized in relation to the appraisal program cash calls on IPI interest buyback transactions	8,013,434	-	-
Less: Conveyance accounting offset against properties	(31,837,809)	(5,798,347)	-
Less: Costs allocated against cash calls	(31,299,202)	(13,167,138)	(17,164,760)
Less: Insurance premium proceeds	-	-	(7,000,000)
Total Costs capitalized	**44,469,603**	**43,148,832**	**30,340,780**
Charged to expense			
Dry hole expense	-	107,788	1,242,606
Geophysical and other costs	208,694	995,532	13,305,437
Total charged to expense	**208,694**	**1,103,320**	**14,548,043**
Property Additions	**44,678,297**	**44,252,152**	**44,888,823**

The following table discloses a breakdown of the gain realized on sale of oil and gas properties for the periods ended:

	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Gain on sale of oil and gas properties			
Sale of PRL 4 interest (43.13% of the property)	-	1,500,000	-
Sale of PRL 5 interest (28.576% of the property)	-	5,000,000	-
Conveyance accounting of IPI Agreement (note 20)	7,364,468	4,735,084	-
	7,364,468	**11,235,084**	-

During the prior year ended December 31, 2008, the Company divested fully its interests in Petroleum Retention Licenses 4 and 5 in Papua New Guinea. As these properties did not have any cost base associated with them in the balance sheet, the entire sale proceeds was treated as a gain on sale of these properties.

Since the date of the IPI Agreement in February 2005 up to the quarter ended December 31, 2009, certain IPI investors' with a combined 12.635% interest out of the remaining 16.589% IPI interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,684,667 common shares. These waivers or forfeitures of the conversion option have triggered conveyance under the IPI Agreement for their respective share of interest. An amount of $7,364,468 (Dec 2008 - $4,735,084, Dec 2007 - $nil) for the year was recognized as a gain on conveyance following

the guidance in ASC 932-360 paragraphs 55-8 and 55-9. As at December 31, 2009, IPI investors with a combined 3.9536% interest out of the initial 25% still have the conversion rights outstanding.

Refer to Note 13 below for details of Petromin's participation in the Elk and Antelope fields, and the treatment of the $10,435,000 advance received from them in relation to this participation agreement.

Pacific LNG Operations Limited ("Pacific LNG") participation in Elk and Antelope fields

During September 2009, InterOil sold a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG in furtherance of the option granted to it on May 24, 2007. The 2.5% direct interest these fields were sold in exchange for a net $25,000,000 (of which $15,000,000 had been received up to December 31, 2009) plus payment of historical costs incurred in exploring these fields. In addition to these amounts, Pacific LNG also transferred to the Company 2.5% of their economic interest in the Joint Venture Company. The total consideration received for this transaction was valued at $29,019,716, consisting of $25,000,000 cash consideration, $864,377 being the fair value of 2.5% of Pacific LNG's economic interest in PNG LNG Inc., and $3,155,339 representing 2.5% of all appraisal costs incurred in the Elk and Antelope fields to be reimbursed. The Company has applied the guidance in 932-360 paragraph 55-8 in relation to the sale of these unproved properties. Based on the guidance, the sale proceeds were fully applied against the cost base of the Elk and Antelope fields as recovery of cost.

12. Income taxes

The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Loss before income taxes and non controlling interest	(4,985,001)	(11,714,170)	(27,728,349)
Statutory income tax rate	34.00%	34.50%	35.10%
Computed tax (benefit)	(1,694,900)	(4,041,389)	(9,732,650)
Effect on income tax of:			
Income/(losses) in foreign jurisdictions not assessable/(deductible)	440,552	(61,702)	(2,481,828)
Non-deductible stock compensation expense	521,091	720,825	2,128,100
Non-deductible pre-LNG Project Agreement costs	1,471,176	2,584,562	3,306,847
Non-deductible premium paid on buyback of IPI interest	10,781,409	-	-
Non-taxable gain on sale of exploration assets	(2,503,919)	(3,876,104)	-
Unrealized foreign exchange gains/(losses)	2,366,045	(14,059,228)	2,069,183
Tax rate differential in foreign jurisdictions	(2,072,630)	(134,619)	720,014
Over provision for income tax in prior years	(88,681)	148,823	(218,403)
Midstream - Refining tax exempt income as per Refinery Project Agreement	(13,406,325)	-	-
Tax losses for which no future tax benefit has been brought to account	2,857,963	19,569,753	5,012,598
Temporary differences for which no future tax benefit has been brought to account	7,160,543	(1,639,042)	192,826
Temporary differences brought to account on acquisition of subsidiary	-	-	546,026
Movement in temporary differences in relation to inventory revaluations	(1,385,779)	1,385,779	-
Initial recognition of future tax assets/liabilities based on recoverability assessment	(15,138,174)	-	-
Other - net	(384,360)	(515,694)	(335,821)
	(11,075,989)	**81,964**	**1,206,892**

The future income tax asset comprised the tax effect of the following:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Future tax assets			
Temporary differences			
Plant and equipment	(7,870,673)	(7,051,509)	(8,338,671)
Exploration expenditure	39,459,350	26,901,138	32,563,507
Unrealised foreign exchange losses / (gains)	3,162,307	(17,177,649)	19,742,048
Other - net	2,789,832	1,820,931	1,549,740
	37,540,816	4,492,911	45,516,624
Losses carried forward	34,975,557	28,679,655	39,274,207
	72,516,373	33,172,566	84,790,831
Less valuation allowance	(55,603,404)	(30,102,384)	(81,923,519)
	16,912,969	**3,070,182**	**2,867,312**

The future tax assets recorded in the consolidated balance sheet mainly relate to Midstream – Refining and Downstream assets in Papua New Guinea. The amounts are noncurrent as at December 31, 2009. The valuation allowance for deferred tax assets increased by $25,501,020 (2008 – decreased by $51,821,135, 2007 – increased by $10,569,456) in the year ended December 31, 2009.

The increase in valuation allowance during the year was mainly due to the exchange rate movements between the reporting currency, being USD, and the local jurisdiction currencies of Canadian Dollars (CAD) and PGK, decreasing the deferred tax liabilities in relation to unrealized foreign exchange local currency gains. The increase in investments into certain subsidiaries also moved certain unrealized foreign exchange gains into permanent differences resulting in derecognition of their related deferred tax liabilities.

During 2008, the parent entity in Canada elected to lodge USD tax returns in Canada which will enable that entity to prepare its tax returns in Canada in USD effective January 1, 2008. At the time of filing the consolidated financial statements for the year ended December 31, 2008, the legislation allowing this election was not yet fully enacted and the Canadian entity's tax calculation for the year ended December 31, 2008 was required to be prepared using the Canadian Dollars. The legislation allowing the election was fully enacted in 2009, resulting in the adjustment to the deferred tax assets and valuation allowance of $25,676,554. No deferred tax assets have been recognized for the Canadian entity as currently these assets does not satisfy the recognition criteria.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment.

The Refinery Project Agreement gives "pioneer" status to InterOil Limited ("IOL"). This status gives IOL a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending December 31, 2010. In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses incurred during the tax holiday will also be available for use after December 31, 2010. Tax losses carried forward to offset against future earnings total K214,237,113 (US $79,267,732) at December 31, 2009. All losses incurred by InterOil Limited have a twenty year carry forward period.

13. Accounts payable and accrued liabilities

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Accounts payable - crude import	-	25,233,525	-
Other accounts payable and accrued liabilities	48,937,354	48,914,211	57,162,039
Petromin cash calls received	10,435,000	4,000,000	-
Income tax payable	-	-	3,265,568
Total accounts payable and accrued liabilities	**59,372,354**	**78,147,736**	**60,427,607**

Petromin participation in Elk and Antelope fields

On October 30, 2008, Petromin PNG Holdings Limited ("Petromin"), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea ("the State"), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields if nominated by the State to take its legislative interest. Such nomination occurred in 2009. Petromin contributed an initial deposit and agreed to conditionally fund 20.5% of the costs of developing these fields. The State's (and Petromin's) right to take an interest arises upon issuance of the Prospecting Development Licence ("PDL"), which has not yet occurred. The obligation to fund its portion of the costs of developing the field, including sunk costs, also applies upon issuance of the PDL. As at December 31, 2009, $10,435,000 advance payment received from Petromin has been held under 'Petromin cash calls received' above. Once the PDL is formed, conveyance accounting following the guidance in ASC 932-360 paragraphs 55-8 and 55-9 will be triggered.

14. Deferred gain on contributions to LNG Project

As noted under Note 2(c) above, on July 30, 2007, a Shareholders' Agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc.. As part of the Shareholders' Agreement, five 'A' Class shares were issued by PNG LNG Inc. with full voting rights with each share controlling one board position. Two 'A' Class shares were owned by InterOil LNG Holdings Inc., two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require 'Unanimous' or 'Super-majority' Board resolution which confirms that none of the joint ventures is in a position to exercise unilateral control over the joint venture.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch's interest in the Joint Venture Company. InterOil issued 499,834 common shares valued at $11,250,000 for its share of the settlement. After the completion of this transaction, Merrill Lynch did not retain any ownership or other interest in the PNG LNG project. The two 'A' Class shares held by Merrill Lynch have been transferred to InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd respectively.

A further 172 'A' Class shares have been issued to InterOil LNG Holdings Inc. and 173 'A' Class shares have been issued to Pacific LNG Operations Ltd bringing the 'A' Class shareholding of both remaining joint venture partners to 175 'A' Class shares each, giving equal voting rights and board positions in the joint venture.

As part of the Shareholders' Agreement on July 30, 2007, InterOil was also provided with 'B' Class shares in the Joint Venture Company with a fair value of $100,000,000 in recognition of its contribution to the LNG Project at the time of signing the Shareholders' Agreement. The main items contributed by InterOil into the Joint Venture Company were infrastructure developed by InterOil near the proposed LNG site at Napa Napa, stakeholder relations within Papua New Guinea, general supply agreements secured with landowners for supply of gas, advanced stage of project development, etc. Fair value was determined based on the agreement between the independent joint venture partners.

The other Joint Venture partner is being issued 'B' Class shares as it contributes cash into the Joint Venture Company by way of cash calls.

During September 2009, as part of acquisition by Pacific LNG of a 2.5% direct working interest in the Elk and Antelope fields, Pacific LNG transferred to InterOil 2.5% of Pacific LNG's unexercised economic interest in the joint venture LNG Project. Based on this transaction, as at December 31, 2009, InterOil and Pacific LNG hold 52.5% and 47.5% economic interest respectively in the LNG project, subject to the exercise of all their rights to the 'B' Class shares on payment of cash calls.

To date InterOil has a recognized deferred gain on its contributions to the Joint Venture based on the share of other joint venture partners in the project. As InterOil's shareholding within the Joint Venture Company as at December 31, 2009 is 86.66% (Dec 2008 – 82.15%, Dec 2007 – 90.72%), the gain on contribution of non cash assets to the project by InterOil relating to other joint venture partners' shareholding (13.34% - amounting to $13,076,272) has been recognized by InterOil in its balance sheet as a deferred gain. This deferred gain will increase/decrease as the other Joint Venture partners increase/decrease their shareholding in the project. The gain has been deferred in accordance with the principles of proportionate consolidation as per CICA 3055 – 'Interests in Joint Ventures' and will be taken to income based on the value to be obtained from their use by the Joint Venture Company in the future. The intangible assets of the Joint Venture Company, contributed by InterOil, have been eliminated on proportionate consolidation of the joint venture balances.

15. Goodwill

Acquisition of interest from Merrill Lynch

As noted above in note 14, On February 27, 2009, InterOil LNG Holdings Inc. acquired half of Merrill Lynch's interest in the Joint Venture Company for $11,250,000. As part of the acquisition, InterOil LNG Holdings Inc. was transferred 548,806 'B' Class shares held by Merrill Lynch. The amount recognized as goodwill of $5,761,940 represents the amount of purchase consideration paid to Merrill Lynch over and above the fair value of the identifiable net assets acquired.

Acquisition of interest from Pacific LNG

During September 2009, InterOil also acquired a further 2.5% of Pacific LNG's economic interest in the joint venture LNG Project from Pacific LNG as part of the Elk and Antelope interest acquisition. The fair value of 2.5% of Pacific LNG's economic interest in the joint venture LNG Project was valued at $864,377 based on the previous transaction with Merrill Lynch that was completed in February 2009, being the most appropriate guide to the fair value of the interest acquired. This fair value has been recognized as goodwill on acquisition of the LNG interest in the Balance Sheet.

16. Working capital facilities

Amounts drawn down	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
BNP Paribas working capital facility - midstream	16,794,153	53,386,775	66,501,372
Westpac working capital facility - downstream	7,832,266	15,405,627	-
BSP working capital facility - downstream	-	-	-
Total working capital facility	**24,626,419**	**68,792,402**	**66,501,372**

BNP Paribas working capital facility

InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $190,000,000. The total facility is split into Facility 1 and Facility 2 as per the agreement with BNP Paribas. Facility 1 is for $130,000,000 for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18,000,000 or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.

Facility 2 is for $60,000,000 partly cash-secured short term advances and for discounting of any monetary receivables (note 8) acceptable to BNP Paribas. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The total facility is renewable annually and as part of the current year renewal process which was completed in the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months until December 31, 2010.

The facility bears interest at LIBOR + 3.5% on the short term advances. During the year the weighted average interest rate was 2.13% (2008 – 5.11%, 2007 – 7.01%) after considering the reduction in interest due to the deposit amounts maintained which reduces the interest being charged on the facility utilization (refer section 'Cash and cash equivalents' under note 7).

The following table outlines the facility and the amount available for use at year end:

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Working capital credit facility	190,000,000	190,000,000	170,000,000
Less amounts included in the working capital facility liability:			
Short term advances/facilities drawn down	(16,794,153)	(50,245,537)	(66,501,372)
Discounted receivables (note 8)	-	(3,141,238)	-
	(16,794,153)	(53,386,775)	(66,501,372)
Less: other amounts outstanding under the facility:			
Letters of credit outstanding	(56,700,000)	(27,600,000)	(32,000,000)
Bank guarantees on hedging facility	-	-	(2,500,000)
Working capital credit facility available for use	**116,505,847**	**109,013,225**	**68,998,628**

At December 31, 2009, the company had one letter of credit outstanding for $56,700,000. The letter of credit was for a crude cargo and was drawn down on January 25, 2010.

The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $22,698,829 (2008 - $25,994,258, 2007 - $20,240,553) which is being maintained as a security margin for the facility. In addition, inventory of $38,549,285 (2008 - $56,012,523, 2007 - $46,963,118) and trade receivables of $17,351,783 (2008 – $10,300,542, 2007 – $38,033,715) also secured the facility. The trade receivable balance securing the facility includes $12,715,464 (2008 - $6,912,883, 2007 - $33,703,069) of inter-company receivables which were eliminated on consolidation.

Westpac and Bank South Pacific working capital facility

The Company has an approximately $48,100,000 (PGK 130,000,000) revolving working capital facility for its Downstream operations in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. Westpac facility limit is approximately $29,600,000 (PGK 80,000,000) and the initial BSP facility limit was approximately $25,900,000 (PGK 70,000,000) but was renewed in October 2009 at a lower limit of approximately $18,500,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and is due for renewal in October 2010. As at December 31, 2009 only $7,832,266 (PGK 21,168,287) of this combined facility has been utilized, and the remaining facility of 40,267,734 (PGK 108,831,713) remains available for use. These facilities are secured by a fixed and floating charge over the assets and liabilities of Downstream operations.

17. Establishment of subsidiaries

InterOil Finance Inc

In December 2009, InterOil Finance Inc. was incorporated as a 100% subsidiary of InterOil Corporation in Barbados to evaluate potential financing arrangements. The Company had not undertaken any activities during 2009.

InterOil Singapore Pte Ltd

In May 2009, InterOil Singapore Pte Ltd was incorporated as a 100% subsidiary of InterOil Corporation to facilitate the operation of the LNG Project in Papua New Guinea. All costs incurred by this entity will be recharged to the LNG joint venture and relevant InterOil entities based on an equitable driver basis.

InterOil New York Inc

In April 2008, InterOil New York Inc. was incorporated as a 100% subsidiary of InterOil Corporation to evaluate potential financing arrangements in the U.S. The Company had not undertaken any activities since incorporation.

InterOil LNG Holdings Inc.

In June 2007, InterOil LNG Holdings Inc. was incorporated as a holding company of InterOil's investment in PNG LNG Inc. InterOil LNG Holdings Inc. is a 100% subsidiary of InterOil Corporation. During July 2007, the investment in PNG LNG Inc. was transferred from InterOil Corporation to InterOil LNG Holdings Inc.

18. Related parties

Petroleum Independent and Exploration Corporation ("P.I.E")

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company's oil refinery project. Articles of association of SPI InterOil LDC ("SPI") provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its U.S. sponsor under the Overseas Private Investment Corporation ("OPIC" - which is an agency of the U.S. Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI's constituting documents to be exercised by the members (shareholders) of SPI. InterOil is the majority shareholder of SPI and therefore has the power to appoint the general manager.

During the year, $150,000 (2008 - $150,000, 2007 - $150,000) was expensed for the sponsor's legal, accounting and reporting costs. Of these costs, $nil (2008 - $150,000, 2007 - $150,000) were included in accrued liabilities at December 31, 2009.

Breckland Limited

This entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland for technical services during the year amounted to $nil (2008 - $nil, 2007 - $39,416).

Director fees

Amounts due to Directors at December 31, 2009 totaled $26,000 for Directors fees (2008 - $27,750, 2007 - $nil). These amounts are included in accounts payable and accrued liabilities. An amount of $117,583 (2008 - $120,000, 2007 - $130,000) was paid or payable to the Directors for Directors fees during the year.

BNP Paribas

One of our Directors, Edward Speal, is the Managing Director of BNP Paribas (New York). InterOil has a working capital facility with BNP Paribas (Singapore) of $190,000,000 (as per note 16) - Management does not consider this to be a related party transaction as Mr Speal does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore). BNP (Singapore) also advices the Company on the asset sell down process that is currently underway in relation to a portion of our Upstream and Midstream Liquefaction interests.

19. Secured loan

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (bridging facility) - current portion	-	-	127,810,093
Secured loan (bridging facility) - deferred financing costs	-	-	(33,333)
Total current secured loan	**9,000,000**	**9,000,000**	**136,776,760**
Secured loan (OPIC) - non current portion	44,500,000	53,500,000	62,500,000
Secured loan (OPIC) - deferred financing costs	(910,722)	(1,134,667)	(1,358,611)
Total non current secured loan	**43,589,278**	**52,365,333**	**61,141,389**
Total secured loan	**52,589,278**	**61,365,333**	**197,918,149**

OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan agreement was last amended under which the half yearly principal payments of $4,500,000 due in December 2006 and June 2007 each were deferred to the end of the loan agreement, being June 30, 2015 and December 31, 2015. The loan is secured over the assets of the refinery project which have a carrying value of $195,074,328 at December 31, 2009 (2008 - $203,778,963, 2007 - $214,219,029).

The interest rate on the loan is equal to the treasury cost applicable to each promissory note (at the date of draw down) outstanding plus the OPIC spread (3%). During 2009 the weighted average interest rate was 6.89% (2008 – 7.10%,

2007 - 7.10%) and the total interest expense included in long term borrowing costs was $4,125,170 (2008 - $5,147,768, 2007 - $5,339,500).

As at December 31, 2009, two installment payments amounting to $4,500,000 each which will be due for payment on June 30, 2010 and December 31, 2010 have been classified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. A deposit is also required to be maintained to cover the next installment and interest payment. As of December 31, 2009, the company was in compliance with all applicable covenants.

Deferred financing costs relating to the OPIC loan of $910,722 (2008 - $1,134,667, 2007 - $1,358,611) are being amortized over the period until December 2014 and has been offset against the long term liability in compliance with CICA 3855 Financial Instruments and are being amortized using the effective interest method.

Bank covenants under the above facility currently restrict the payment of dividends by the Company.

Bridging Facility

InterOil entered into a loan agreement for $130,000,000 on May 3, 2006 with Merrill Lynch. On May 6, 2008, $60,000,000 of the $130,000,000 facility was converted into common shares at a price of $22.65 per share. On May 12, 2008 the remaining $70,000,000 of the bridging facility was repaid from the proceeds of 8% subordinated convertible debentures (refer note 24).

The interest rate on the loan was 4% per annum over the life of the loan as the conditions for maintaining the discounted interest rate, i.e., signing of a definitive LNG/NGL Project Agreement, was met within an agreed time frame. The loan was initially valued on the balance sheet based on the present value of the expected cash flows. The interest expense was recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the present value calculation was 9.18%.

The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down was initially reflected in the current liability section of the balance sheet as a deferred liquefaction project liability. This deferred liability of $6,553,080 was transferred to the statement of operations as income on the execution of the definitive LNG/NGL Project Agreement by InterOil and the lenders on July 31, 2007.

20. Indirect participation interests

(i) Indirect participation interest ("IPI")

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Indirect participation interest ("IPI")	38,715,228	72,476,668	96,086,369

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the Company and a number of investors. In exchange InterOil had provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil's petroleum prospecting licenses 236, 237 and 238.

Under the IPI agreement, InterOil is responsible for drilling eight exploration wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237. The location of the other two wells is yet to be determined. The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes appraisal or completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. InterOil has made cash calls for the completion, appraisal and development programs performed on the exploration or development wells that form part of the IPI Agreement. These cash calls are shown as a liability when received and reduced as amounts are spent on the extended well programs. Should an investor choose not to participate in the completion works of an exploration well, the investor will forfeit certain rights to the well in question as well as their right to convert into common shares. InterOil has drilled four exploration wells under the IPI agreement as at December 31, 2009.

The funds of $125,000,000 were partly accounted for as a non-financial liability and partly as a conversion option. The non-financial liability was initially valued at $105,000,000, being the estimated expenditures to complete the eight well

drilling program, and the residual value of $20,000,000 has been allocated to the conversion option presented under Shareholder's equity. InterOil paid financing fees and transaction costs of $8,138,741 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been allocated against the non-financial liability, reducing the liability to $96,861,259. InterOil will maintain the liability at its initial value until conveyance is triggered on the lapse of the conversion option available to the investors, or they elect to participate in the PDL for a successful well. InterOil will account for the exploration costs relating to the eight well program under the successful efforts accounting policy adopted by the Company. All geological and geophysical costs relating to the exploration program will be expensed as incurred and all drilling costs will be capitalized and assessed for recovery at each period. When an investor elects to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This entails determination of proceeds for the interests conveyed and the cost of that interest as represented in the 'Oil and gas properties' in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in ASC 932-360 paragraphs 55-8 and 55-9.

Under the agreement, all or part of the 25% initial indirect participation interest could have been converted to a maximum of 3,333,334 common shares in the company, at a price of $37.50 per share, between June 15, 2006 and the later of December 15, 2006, or 90 days after the completion of the eighth well. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors' interest in the eight well drilling program. As at December 31, 2009, the balance of the indirect participation interest that may be converted into shares is a maximum of 527,147 common shares (2008 – 2,160,000, 2007 – 3,306,667) as explained below. Should the option to convert to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreement.

From the date of the agreement up to December 31, 2009, the following has occurred:

- certain IPI investors representing a 3.575% interest in the IPI agreement have exercised their right to convert their interest into common shares resulting in issuance of 476,667 InterOil common shares. These conversions reduced the initial IPI liability balance of by $13,851,160 and the initial conversion option balance by $2,860,000.
- certain IPI investors representing a 12.635% interest in the IPI agreement have waived their right to convert their IPI percentage into 1,684,667 common shares. As a result, conveyance was triggered on this portion of the IPI agreement, which reduced the IPI liability by $25,556,480. A further $23,397,200 is retained in the balance sheet representing the future remaining obligations in relation to this 12.635% interest.
- certain IPI investors representing a 4.8364% interest in the IPI agreement have sold their interest to the Company. Detailed disclosure of this transaction is provided in the section 'Extinguishment of IPI liability'.

As at December 31, 2009, IPI investors with a combined 3.9536% interest in the IPI agreement still have the conversion rights outstanding resulting in a maximum of 527,147 common shares being issued if all these IPI investors choose to exercise their conversion options.

Extinguishment of IPI liability

During September 2009, the Company bought a combined 4.3364% interest in the IPI Agreement from two investors for $56,479,615 which was settled in two tranches of InterOil common shares. The first tranche of common shares was for 35% of the total consideration and was issued on September 15, 2009. The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue. As part of this transaction a total number of 1,236,666 shares were issued.

During December 2009, the Company bought a further combined 0.5% interest in the IPI Agreement from two investors for $6,500,546 which was settled in two tranches of InterOil common shares. The first tranche of common shares was for 35% of the total consideration and was issued on December 1, 2009. The second tranche of shares for the remaining 65% of the total consideration was issued on December 15, 2009 based on a ten day VWAP immediately prior to the date of issue. As part of this transaction a total number of 108,044 shares were issued.

Management has adopted the extinguishment of the liability model. Under this model the consideration paid is allocated to the various components involved in the exchange transactions. These components include:

- cash calls made from the IPI investors in relation to the completion, appraisal and development program undertaken in Elk and Antelope fields as part of the IPI agreement. These cash call amounts were previously offset against the capitalized oil and gas properties, and have been reinstated to their full historical cost basis for those programs following this exchange transaction.
- fair value of the conversion options extinguished as part of the exchange transactions
- IPI liability extinguished as part of the exchange transactions whereby the difference between the fair value of the shares issued and the book value of the IPI liability has been recorded as an expense in the statement of operations

The following table discloses a breakdown of the loss on extinguishment of IPI liability for the periods ended:

	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Loss on extinguishment of IPI liability			
Consideration paid for exchange transactions	62,980,161	-	-
less amounts capitalized in relation to the appraisal program cash calls	(8,013,434)	-	-
less book value of IPI liability extinguished	(18,738,392)	-	-
less book value of conversion options extinguished	(3,869,121)	-	-
less difference between book value and fair value of conversion options extinguished taken to contributed surplus	(649,187)	-	-
	31,710,027	-	-

(ii) Indirect participation interest – PNGDV

	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Current portion	540,002	540,002	1,080,004
Non current portion	844,490	844,490	844,490
Total indirect participation interest - PNGDV	**1,384,492**	**1,384,492**	**1,924,494**

As at December 31, 2009, the balance of the PNG Drilling Ventures Limited ("PNGDV") indirect participation interest in the Company's phase one exploration program within the area governed by petroleum prospecting licenses 236, 237 and 238 is $1,384,492 (2008 - $1,384,492, 2007 - $1,924,494). This balance is based on the initial liability recognized in 2006 of $3,588,560 relating to its obligation to drill the four exploration wells on behalf of the investors, being reduced by amounts already incurred in fulfilling the obligation. PNGDV has a 6.75% interest in the four exploration wells starting with Elk-1 (with an additional two exploration wells to be drilled after Elk-4/A). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).

During the year ended December 31, 2009, $nil (2008 – a debit of $540,002, 2007 – a credit of $3,327) of geological and geophysical costs and drilling costs have been allocated against this liability. PNGDV liability has been accounted using conveyance accounting as there are no conversion options attached to the liability, unlike the IPI non-financial liability noted above.

(iii) PNG Energy Investors

In addition to the above, PNG Energy Investors ("PNGEI"), an indirect participation interest investor who converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24. As at the end of December 31, 2009 we have drilled 6 exploration wells since inception of our exploration program within PPL 236, 237 and 238 in Papua New Guinea. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

21. Non controlling interest

On December 31, 2007 an agreement was reached with Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, to buy back the 1.07% minority interest held by them in the refinery in exchange of 25,000 InterOil Corporation's shares. At December 31, 2009, a subsidiary, SP InterOil LDC, holds 100% (2008 – 100%, 2007 – 100%) of the non-voting participating shares issued from EP InterOil Ltd.

The non controlling interest as at December 31, 2009 relates to Petroleum Independent and Exploration Corporation's ("PIE Corp.") 0.01% minority shareholding in SPI InterOil LDC. InterOil has entered into an agreement with PIE Corp. under which PIE Corp. can exchange its remaining 5,000 shares of SPI InterOil LDC for Common Shares on a one-for-one basis. This election may be made by PIE Corp. at any time.

22. Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2007	29,871,180	233,889,366
Shares issued on exercise of options under Stock Incentive Plan	22,000	418,938
Shares issued on conversion of indirect participation interest	26,667	934,890
Shares issued on conversion of warrants	2,995	84,439
Shares issued on buyback of minority interest	25,000	496,500
Shares issued on Private Placement	1,078,514	23,500,000
December 31, 2007	**31,026,356**	**259,324,133**
Shares issued on Private Placement	2,728,477	58,938,305
Shares issued on exercise of options under Stock Incentive Plan	58,000	1,413,587
Shares issued on preference share conversion and interest payments	532,754	15,012,950
Share issued as placement fee on debenture issue	228,000	5,700,000
Share issued on debenture conversions	641,000	15,118,483
Shares issued on debenture interest payments	259,105	2,620,628
Shares issued on conversion of indirect participation interest	450,000	15,776,270
December 31, 2008	**35,923,692**	**373,904,356**
Shares issued on exercise of options under Stock Incentive Plan	231,750	6,818,814
Shares issued on buyback of LNG Interest (note 14)	499,834	11,250,000
Shares issued on debenture conversions (note 24)	3,159,000	77,089,722
Shares issued on debenture interest payments (note 24)	70,548	2,352,084
Shares issued on registered direct offering	2,013,815	70,443,248
Shares issued on exercise of warrants	302,305	8,522,978
Shares issued on buyback of IPI#3 Interest	1,344,710	62,980,161
December 31, 2009	**43,545,654**	**613,361,363**

23. Preference Shares

In November 2007, the Company authorized the issue of 1,035,554 convertible preference shares at an issue price of $28.97 to investors amounting to a total of $30,000,000. 517,777 of the authorized preference shares were issued to an investor in November 2007 for $15,000,000. The preferred stock carried a fixed divided of 5% per annum payable quarterly in arrears in cash or stock at the issuers' option. The preference dividend payment of 5% per annum was treated as an interest expense in the Statement of Operations. During the quarter ended September 30, 2008 all preference shares issued (517,777 shares) were converted into common shares. The preference dividend paid for the year ended December 31, 2009 was $nil (2008 - $418,526, 2007 - $84,247).

24. 8% subordinated debentures

On May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. The debenture holders had the right to convert their debentures into common shares at any time at a conversion price of $25.00 per share. The Company had the right to require the debenture holders to

convert if the daily Volume Weighted Average Price ("VWAP") of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures was to be paid semi-annually in arrears, in May and November of each year, commencing November 2008.

Based on guidance under CICA 3863, the debentures were assessed based on the substance of the contractual arrangement in determining whether it exhibits the fundamental characteristic of a financial liability or equity. Management had assessed that the debenture instrument mainly exhibits characteristics that are liability in nature; however, the embedded conversion feature was equity in nature and needed to be bifurcated and disclosed separately within equity. Management applied residual basis and had valued the liability component first and assigned the residual value to the equity component.

Management had fair valued the liability component by discounting the expected interest payments using a nominal rate of 13.5% being Management's estimate of the expected interest payments for a similar instrument without the conversion feature. The liability component was valued at $81,933,311 and the remaining balance of $13,066,689 was allocated to the equity component before offsetting transaction costs.

The placement fee of $5,700,000 paid to the investors in common shares of the Company was treated to be in the nature of a debt discount and was offset against the liability component. The transaction costs relating to the issue amounting to $219,966 has been split based on the percentages allocated to the liability and equity components; the costs relating to the liability component of $189,711 has been offset against the liability component, and costs relating to the equity component of $30,255 have been allocated against the equity component recognized.

The liability component on initial recognition after adjusting for the placement fee and transaction costs amounted to $76,043,600 and the equity component amounted to $13,036,434. The liability component will be accreted over the five year maturity period to bring the liability back to the carrying value. The accretion expense relating to the debenture liability for the year ended December 31, 2009 was $1,212,262 (2008 - $1,915,910). In addition to the accretion, interest at 8% per annum has been expensed for the year ended December 31, 2009 amounting to $2,712,936 (2008 - $4,361,889). The interest payable up to May 9, 2009 was paid in a combination of cash and shares.

During the year ended December 31, 2008, certain debenture holders exercised their conversion rights for $16,025,000 resulting in issue of 641,000 common shares of the Company. During May 2009, a further 755,000 debentures amounting to $18,875,000 were converted into common shares of the Company. On June 8, 2009, all remaining debentures outstanding were converted into common shares due to a mandatory conversion resulting from the daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days. The remaining book value of the liability and equity portion on the date of mandatory conversion was transferred to share capital to record this conversion. As at December 31, 2009, of the 3,800,000 convertible debentures issued, nil (2008 – 3,159,000), were outstanding.

25. Stock compensation

Stock options

Options are issued at no less than market price to directors, certain employees and to a limited number of contractor personnel. Options are exercisable for common shares on a 1:1 basis. Options vest at various dates in accordance with the applicable individual option agreements, vesting generally between one to four years after the date of grant, have an exercise period of three to five years after the date of grant, and are subject to the option plan rules. Upon resignation or retirement, vested options must generally be exercised within 90 days or before expiry of the options if this occurs earlier.

Stock options outstanding	December 31, 2009		December 31, 2008		December 31, 2007	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of period	1,839,500	20.18	1,200,500	23.70	1,013,500	20.59
Granted	325,500	28.68	952,500	18.48	354,750	33.51
Exercised	(231,750)	(19.94)	(58,000)	(16.50)	(22,000)	(14.37)
Forfeited	(49,000)	(30.39)	(11,500)	(28.68)	(143,250)	(25.94)
Expired	(45,750)	(34.09)	(244,000)	(25.80)	(2,500)	(27.00)
Outstanding at end of period	**1,838,500**	**22.07**	**1,839,500**	**20.18**	**1,200,500**	**23.70**

At December 31, 2009, in addition to the options outstanding as per the above table, there were an additional 1,753,100 (2008 – 309,500, 2007 – 1,137,250) common shares reserved for issuance under the Company's 2009 stock option plans as approved on June 19, 2009.

	Options issued and outstanding				Options exercisable	
Range of exercise prices $	Number of options	Weighted average exercise price $	Weighted average remaining term (years)		Number of options	Weighted average exercise price $
8.01 to 12.00	545,000	9.81	3.90		175,000	9.83
12.01 to 24.00	545,000	17.13	2.56		340,000	16.70
24.01 to 31.00	291,500	28.52	2.47		282,500	28.47
31.01 to 41.00	307,000	35.16	4.22		127,000	36.13
41.01 to 51.00	150,000	45.28	3.47		75,000	43.22
	1,838,500	**22.07**	**3.31**		**999,500**	**23.28**

Aggregate intrinsic value of the 1,838,500 options issued and outstanding as at December 31, 2009 is $24,625,643. Aggregate intrinsic value of 999,500 options exercisable as at December 31, 2009 is $13,594,887.

The weighted-average grant-date fair value of options granted during 2009 was $19.04 (2008 - $9.07, 2007 - $19.34). The total intrinsic value of options exercised during the year ended December 31, 2009 was $2,185,642 (2008 - $456,867, 2007 - $102,840). Cash received from option exercise under all share-based payment arrangements for the year ended December 31, 2009 was $4,621,410 (2008 - $956,720, 2007 - $316,100).

The fair value of the 325,500 (2008 – 952,500, 2007 – 354,750) options granted subsequent to January 1, 2009 has been estimated at the date of grant in the amount of $6,197,278 (2008 - $11,077,126, 2007 - $6,859,131) using a Black-Scholes pricing model. An amount of $8,042,195 (2008 - $5,741,086, 2007 - $6,062,962) has been recognized as compensation expense for the year ended December 31, 2009. The current year compensation expense of $8,042,195 (2008 - $5,741,086, 2007 - $6,062,962) was adjusted against contributed surplus under equity, out of which $2,185,642 (2008 - $456,867, 2007 - $102,840) was transferred to share capital on exercise of options, leaving a net impact of $5,856,553 (2008 - $5,284,219, 2007 - $5,960,122) on contributed surplus.

The assumptions contained in the Black Scholes pricing model are as follows:

Year	Period	Risk free interest rate (%)	Dividend yield	Volatility (%)	Weighted average expected life for options
2009	Oct 1 to Dec 31	1.5	-	89	6.0
2009	Jun 1 to Sep 30	1.7	-	83	3.0
2009	Apr 1 to Jun 30	1.4	-	83	5.0
2009	Jan 1 to Mar 31	1.1	-	83	5.0
2008	Oct 1 to Dec 31	1.5	-	83	4.3
2008	Apr 1 to Sep 30	2.7	-	80	5.0
2008	Jan 1 to Mar 31	2.2	-	73	5.0
2007	October 1 to Dec 31	3.4	-	74	5.0
2007	January 1 to Sep 30	5	-	63	5.0

Restricted stock

Restricted stock is issued to directors, certain employees and to a limited number of contractor personnel. Restricted stock vests at various dates in accordance with the applicable restricted stock agreement, vesting generally between one to four years after the date of grant.

Stock options outstanding	December 31, 2009		December 31, 2008		December 31, 2007	
	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $	Number of stock units	Weighted Average Grant Date Fair Value per stock unit $
Outstanding at beginning of period	-	-	-	-	-	-
Granted	41,400	68.55	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Total	**41,400**	**68.55**	-	-	-	-

An amount of $248,486 (2008 - $nil, 2007 - $nil) has been recognized as compensation expense for the year ended December 31, 2009. The current year compensation expense of $248,486 (2008 - $nil, 2007 - $nil) was adjusted against contributed surplus under equity.

26. Warrants

In 2004, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of nil (2008 – 337,252, 2007 – 337,252) were outstanding at December 31, 2009. The warrants were exercisable between August 27, 2004 and August 27, 2009. The warrants were recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company's common stock of 45% and a weighted average expected life of the warrants of five years. During the quarter ended September 30, 2009, 302,305 of the warrants were exercised and converted into common shares.

All unexercised warrants lapsed on August 27, 2009 and the fair value of these lapsed warrants were transferred to contributed surplus within Shareholders' equity.

27. Earnings/(Loss) per share

Conversion options, stock options and restricted stock units totaling 2,412,047 common shares at prices ranging from $9.80 to $68.55 were outstanding as at December 31, 2009 and were included in the computation of the diluted earnings per share for the year ended December 31, 2009. However, the dilutive instruments outstanding at December 31, 2008 and December 31, 2007 were not included in the computation of the diluted loss per share at December 31, 2008 and December 31, 2007 because they caused the loss per share to be anti-dilutive.

Potential dilutive instruments outstanding	Number of shares		
	Preferred stock	December 31, 2008 $	December 31, 2007 $
Preferred stock	-	-	517,777
Employee stock options	1,838,500	1,839,500	1,200,500
Employee restricted stock units	41,400	-	-
IPI Indirect Participation interest - conversion options	527,147	2,160,000	3,306,667
8% Convertible debentures	-	3,159,000	-
Warrants	-	337,252	337,252
Others (Note 21)	5,000	5,000	5,000
Total stock options/shares outstanding	**2,412,047**	**7,500,752**	**5,367,196**

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in both the normal and diluted EPS calculation is the net profit/loss as per Consolidated Statement of Operations. This is due to the fact that the inclusion of convertible securities under 'if-converted' method in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the 'Basic' and 'Basic and Diluted' shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Basic	39,900,583	33,362,390	29,998,133
Employee options (using treasury stock method)	697,811	-	-
Warrants (using treasury stock method)	83,192	-	-
Diluted	**40,681,586**	**33,362,390**	**29,998,133**

28. Commitments and contingencies

Commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Secured loan	53,500	9,000	9,000	9,000	9,000	9,000	8,500
Indirect participation interest - PNGDV (note 20)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	35	28	7	-	-	-	-
Petroleum prospecting and retention licenses (a)	83,000	4,500	9,500	20,000	14,850	34,150	-
	137,919	**14,068**	**19,351**	**29,000**	**23,850**	**43,150**	**8,500**

(a) The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Of this $83.0 million commitment, as at December 31, 2009, management estimates that $46,294,421 would satisfy the commitments in relation to the IPI investors.

Contingencies:

The Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; pending in the 284th District Court of Montgomery County, Texas. The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company. Plaintiffs contend that Mr. Mulacek and his controlled entities breached fiduciary duties owed to the plaintiffs and also assert claims for common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression, conversion, theft, money had and received, and tortious interference with a contract. Plaintiffs assert claims both individually and, in the alternative, derivatively on behalf of the partnership. Plaintiffs seek to impose liability on the Company and certain of its subsidiaries for those alleged acts through claims of ratification, conspiracy, aiding and abetting, joint enterprise, and knowing participation in the breach of another's fiduciary duty. Plaintiffs further seek to impose liability on the Company and certain of its subsidiaries directly through the claims of conversion, theft, constructive trust and tortious interference with a contract. In late July 2009, plaintiffs amended their petition adding sixteen new plaintiffs. Plaintiffs have proposed numerous alternative methods of calculating their alleged damages, all of which are based at least partially on the Company's share price which fluctuates over time. Thus, it is difficult to determine the total amount of actual damages plaintiffs' seek. If, however, plaintiffs are successful in obtaining a favorable verdict, actual damages could exceed $125,000,000. Plaintiffs also seek unspecified punitive damages, attorneys' fees, expenses and court costs. The case is set for trial beginning in October 2010. The Company and other defendants are vigorously contesting the matter. If however, plaintiffs succeed in obtaining a judgment in the amount they seek, it could have a material adverse effect on the Company or its subsidiaries. The Company has not provided for any amounts in relation to this matter.

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

ICCC review of Downstream maximum margin

InterOil is also a significant participant in the retail and wholesale distribution business in Papua New Guinea. The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea. The Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market. In June 2009, the ICCC commenced a review into the pricing arrangements for petroleum products in Papua New Guinea. The last such review was undertaken during 2004 and was due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period. We have provided detailed submissions to the ICCC. The ICCC have most recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business. Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

29. Subsequent events

There are no subsequent events that require disclosure.

30. Reconciliation to generally accepted accounting principles in the United States

The audited consolidated financial statements of the Company for the year ended December 31, 2009, 2008 and 2007 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in most respects, conforms to generally accepted accounting principles in the United States ("U.S. GAAP"). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements. The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

	As at December 31, 2009 $		As at December 31, 2008 $		As at December 31, 2007 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets						
Current assets:						
Cash and cash equivalents (5)	46,449,819	44,754,405	48,970,572	44,051,224	43,861,762	40,152,026
Cash restricted (5)	22,698,829	22,698,829	25,994,258	25,933,184	22,002,302	21,916,736
Trade receivables (5)	61,194,136	61,194,136	42,887,823	42,887,823	63,145,444	63,145,444
Commodity derivative contracts	-	-	31,335,050	31,335,050	-	-
Other assets (5)	639,646	1,496,621	167,885	125,119	146,992	120,460
Inventories	70,127,049	70,127,049	83,037,326	83,037,326	82,589,242	82,589,242
Prepaid expenses (5)	6,964,950	6,964,950	4,489,574	4,489,574	5,102,540	5,076,006
Total current assets	**208,074,429**	**207,235,990**	**236,882,488**	**231,859,300**	**216,848,282**	**212,999,914**
Cash restricted	6,609,746	6,609,746	290,782	290,782	382,058	382,058
Goodwill (5)	6,626,317	864,377	-	-	-	-
Deferred financing costs (4), (6)	-	910,722	-	1,279,145	-	1,395,066
Investment in LNG Project (5)	-	13,121,141	-	6,610,480	-	5,848,612
Plant and equipment (1), (5)	221,046,709	208,703,247	223,585,559	210,803,013	232,852,222	219,117,006
Oil and gas properties (2)	172,483,562	171,220,062	128,013,959	127,653,411	84,865,127	84,865,127
Future income tax benefit	16,912,969	16,912,969	3,070,182	3,070,182	2,867,312	2,867,312
Total assets	**631,753,732**	**625,578,254**	**591,842,970**	**581,566,313**	**537,815,001**	**527,475,095**
Liabilities						
Current liabilities:						
Accounts payable and accrued liabilities (5), (6)	59,372,354	58,090,593	78,147,736	77,460,413	60,427,607	59,682,621
Commodity derivative contracts	-	-	-	-	1,960,300	1,960,289
Working capital facility	24,626,419	24,626,419	68,792,402	68,792,402	66,501,372	66,501,372
Current portion of secured loan (6)	9,000,000	9,000,000	9,000,000	9,000,000	136,776,760	136,810,093
Current portion of indirect participation interest - PNGDV	540,002	540,002	540,002	540,002	1,080,004	1,080,004
Total current liabilities	**93,538,775**	**92,257,014**	**156,480,140**	**155,792,817**	**266,746,043**	**266,034,379**
Secured loan (6)	43,589,278	44,500,000	52,365,333	53,500,000	61,141,389	62,500,000
8% subordinated debenture liability (4)	-	-	65,040,067	69,710,182	-	-
Preference share liability (3)	-	-	-	-	7,797,312	-
Deferred gain on contributions to LNG project (5)	13,076,272	-	17,497,110	-	9,096,537	-
Indirect participation interest (2)	38,715,228	48,195,608	72,476,668	88,211,120	96,086,369	115,926,369
Indirect participation interest - PNGDV	844,490	844,490	844,490	844,490	844,490	844,490
Total liabilities	**189,764,043**	**185,797,112**	**364,703,808**	**368,058,609**	**441,712,140**	**445,305,238**
Non-controlling interest (8)	13,596	-	5,235	-	4,292	-
Preference shares (3)	-	-	-	-	-	14,250,000
Equity						
InterOil Corporation shareholders' equity:						
Share capital (4)	613,361,363	615,742,733	373,904,356	373,514,356	259,324,133	259,324,133
Preference shares (3)	-	-	-	-	6,842,688	-
8% subordinated debentures (4)	-	-	10,837,394	-	-	-
Contributed surplus (4)	21,297,177	30,747,259	15,621,767	24,422,662	10,337,548	10,337,548
Warrants	-	-	2,119,034	2,119,034	2,119,034	2,119,034
Accumulated Other Comprehensive Income	8,150,976	8,150,976	27,698,306	27,698,306	6,025,019	6,025,019
Conversion options (2)	13,270,880	-	17,140,000	-	19,840,000	-
Accumulated deficit	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)
Total InterOil Corporation shareholders' equity	441,976,093	439,767,259	227,133,927	213,502,277	96,098,569	67,915,469
Non-controlling interest (8)	-	13,883	-	5,427	-	4,388
Total equity	**441,976,093**	**439,781,142**	**227,133,927**	**213,507,704**	**96,098,569**	**67,919,857**
Total liabilities and shareholders' equity	**631,753,732**	**625,578,254**	**591,842,970**	**581,566,313**	**537,815,001**	**527,475,095**

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Year ended December 31, 2009 $		Year ended December 31, 2008 $		Year ended December 31, 2007 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue						
Sales and operating revenues	688,478,965	688,478,965	915,578,709	915,578,709	625,526,068	625,526,068
Interest income	350,629	-	931,785	-	2,180,285	-
Other income	4,228,415	-	3,216,445	-	2,666,890	-
	693,058,009	**688,478,965**	**919,726,939**	**915,578,709**	**630,373,243**	**625,526,068**
Expenses						
Cost of sales and operating expenses (excluding depreciation shown below)	601,983,432	601,983,432	888,623,109	888,623,109	573,609,441	573,609,441
Administrative and general expenses (5)	33,254,708	30,087,894	31,227,627	28,354,064	31,998,655	30,881,433
Derivative (gain)/loss	(1,008,585)	(1,008,585)	(24,038,550)	(24,038,550)	7,271,693	7,271,693
Legal and professional fees (5)	9,067,413	6,490,539	11,523,045	7,692,045	6,532,646	4,471,684
Exploration costs, excluding exploration impairment	208,694	208,694	995,532	995,532	13,305,437	13,305,437
Exploration impairment	-	-	107,788	107,788	1,242,606	1,242,606
Short term borrowing costs	3,776,590	3,776,590	6,514,060	6,514,060	5,565,828	5,565,828
Long term borrowing costs (3), (4), (5)	8,788,041	17,871,168	17,459,186	19,529,798	17,182,446	16,708,199
Depreciation and amortization (1), (5)	14,321,775	13,785,845	14,142,546	13,594,481	13,024,258	12,529,892
Gain on LNG shareholder agreement	-	-	-	-	(6,553,080)	(6,553,080)
Loss/(gain) on equity accounted investment (5)	-	4,739,339	-	(1,047,795)	-	(5,561,684)
Gain on sale of oil and gas properties (2)	(7,364,468)	(8,846,468)	(11,235,084)	(12,280,084)	-	-
Loss on extinguishment of IPI liability (2)	31,710,027	32,359,214	-	-	-	-
Foreign exchange loss/(gain) (5)	3,305,383	3,346,436	(3,878,150)	(4,437,943)	(5,078,338)	(5,099,651)
Non-controlling interest (8)	8,361	-	943	-	(22,333)	-
Interest income (5)	-	(342,888)	-	(841,028)	-	(2,146,183)
Other income	-	(4,228,415)	-	(3,216,445)	-	(2,666,890)
	698,051,371	**700,222,795**	**931,442,052**	**919,549,032**	**658,079,259**	**643,558,725**
Loss before income taxes	(4,993,362)	(11,743,830)	(11,715,113)	(3,970,323)	(27,706,016)	(18,032,657)
Income tax expense/(benefit) (5), (7)	11,075,989	11,130,659	(81,964)	28,073	(1,206,892)	(1,194,227)
Net profit/(loss)	**6,082,627**	**(613,171)**	**(11,797,077)**	**(3,942,250)**	**(28,912,908)**	**(19,226,884)**
Less: Net (profit)/loss attributable to the non-controlling interest (8)	-	(8,457)	-	(1,040)	-	22,236
Net profit/(loss) attributable to InterOil Corporation	**6,082,627**	**(621,628)**	**(11,797,077)**	**(3,943,290)**	**(28,912,908)**	**(19,204,648)**

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Net profit/(loss) as shown in the Canadian GAAP financial statements	**6,082,627**	**(11,797,077)**	**(28,912,908)**
Description of items having the effect of increasing reported income			
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	478,934	478,923	478,935
Decrease in non-controlling interest expense (8)	(96)	(96)	(96)
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (5)	1,067,221	8,400,571	9,097,535
Decrease in long term borrowing costs relating to financing costs on preference shares expensed (3)	-	-	390,000
Decrease in long term borrowing costs relating to dividends paid to preference share holders expensed under Canadian GAAP (3)	-	418,526	84,247
Decrease in long term borrowing costs relating to reduced accretion expense on increased 8% subordinated debentures liability (4)	-	291,137	-
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	1,482,000	1,045,000	-
Description of items having the effect of decreasing reported income			
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures (4)	(9,083,127)	(2,780,274)	-
Increase in loss on extinguishment of IPI liability arising from IPI buyback due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	(649,187)	-	-
Reduced gain on sale of minority interest under U.S. GAAP	-	-	(342,361)
Net profit/(loss) according to US GAAP	**(621,628)**	**(3,943,290)**	**(19,204,648)**

Statements of comprehensive income/(loss), net of tax

	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Net loss before non-controlling interest in accordance with U.S. GAAP, net of tax	(613,171)	(3,942,250)	(19,226,884)
Foreign currency translation reserve, net of tax	(1,534,830)	3,660,787	4,532,150
Deferred hedge (loss)/gain, net of tax	(18,012,500)	18,012,500	(1,389)
Total other comprehensive income, net of tax	**(19,547,330)**	**21,673,287**	**4,530,761**
Comprehensive (loss)/income, net of tax	(20,160,501)	17,731,037	(14,696,123)
Comprehensive (income)/loss attributable to the non-controlling interest, net of tax	(8,457)	(1,040)	22,236
Comprehensive (loss)/income attributable to InterOil Corporation, net of tax	**(20,168,958)**	**17,729,997**	**(14,673,887)**

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	Year ended		
	December 31, 2008 $	December 31, 2007 $ (restated) *	December 31, 2006 $
Cash flows provided by (used in):			
Operating activities - Canadian GAAP (as per consolidated cash flows)	44,500,367	15,586,156	(31,619,907)
Reconciling items:			
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	(208,694)	(1,103,320)	(14,548,043)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	3,188,162	8,666,724	2,892,220
Operating activities - U.S. GAAP	**47,479,835**	**23,149,560**	**(43,275,730)**
Investing activities - Canadian GAAP (as per consolidated cash flows)	(85,567,346)	(47,390,685)	(34,369,871)
Reconciling items:			
Reclass exploration costs expensed including exploration impairment as investing activity for US GAAP	208,694	1,103,320	14,548,043
Being reversal of LNG Project expenditure for US GAAP cash flows	96,846	(404,594)	2,762,786
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	(61,074)	(24,492)	85,566
Investing activities - U.S. GAAP	**(85,322,880)**	**(46,716,451)**	**(16,973,476)**
Financing activities - Canadian GAAP (as per consolidated cash flows)	38,546,226	36,913,339	78,170,105
Reconciling items:			
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	-	(9,447,250)	(9,450,308)
Financing activities - U.S. GAAP	**38,546,226**	**27,466,089**	**68,719,797**
Increase in cash and cash equivalents	703,181	3,899,198	8,470,591
Cash and cash equivalents, beginning of period (U.S.GAAP)	44,051,224	40,152,026	31,681,435
Cash and cash equivalents, end of period (U.S. GAAP)	**44,754,405**	**44,051,224**	**40,152,026**

Under Canadian GAAP, InterOil's share in the LNG Joint venture project is proportionately consolidated and InterOil's share of the JV cash flows will be taken up in InterOil consolidated cash flow statement. The cash flows would be classified between operating, investing and financing as per the nature of the transaction. Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances. The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (5) below).

	Year ended December 31, 2009 $		Year ended December 31, 2008 $		Year ended December 31, 2007 $	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Share capital						
At beginning of period	373,904,356	373,514,356	259,324,133	259,324,133	233,889,366	233,889,366
Issue of capital stock	239,457,007	242,228,377	114,580,223	114,190,223	25,434,767	25,434,767
At end of period	**613,361,363**	**615,742,733**	**373,904,356**	**373,514,356**	**259,324,133**	**259,324,133**
Preference Shares						
At beginning of period	-	-	6,842,688	-	-	-
Issue of preference shares	-	-	-	-	6,842,688	-
Converted to common shares	-	-	(6,842,688)	-	-	-
At end of period	-	-	-	-	**6,842,688**	-
8% subordinated debentures						
At beginning of period	10,837,394	-	-	-	-	-
Issue of debentures	-	-	13,036,434	-	-	-
Conversion to common shares	(10,837,394)	-	(2,199,040)	-	-	-
At end of period	-	-	**10,837,394**	-	-	-
Contributed surplus						
At beginning of period	15,621,767	24,422,662	10,337,548	10,337,548	4,377,426	4,377,426
Options exercised transferred to share capital	(2,185,642)	(2,185,642)	(456,867)	(456,867)	(102,840)	(102,840)
Stock compensation expense	8,290,681	8,290,681	5,741,086	5,741,086	6,062,962	6,062,962
Conversion options transferred to contributed surplus	(649,187)	-	-	-	-	-
Lapsed warrants transferred to contributed surplus	219,558	219,558	-	-	-	-
8% Debenture issue BCF (note 4)	-	-	-	8,800,895	-	-
At end of period	**21,297,177**	**30,747,259**	**15,621,767**	**24,422,662**	**10,337,548**	**10,337,548**
Warrants						
At beginning of period	2,119,034	2,119,034	2,119,034	2,119,034	2,137,852	2,137,852
Conversion to common shares	(1,899,476)	(1,899,476)	-	-	(18,818)	(18,818)
Lapsed warrants transferred to contributed surplus	(219,558)	(219,558)	-	-	-	-
At end of period	-	-	**2,119,034**	**2,119,034**	**2,119,034**	**2,119,034**
Accumulated Other Comprehensive Income						
Deferred hedge gain/(loss)						
At beginning of period	18,012,500	18,012,500	-	-	-	1,389
Deferred hedge gain recognised on transition	-	-	-	-	1,385	-
Deferred hedge (loss)/gain movement for period, net of tax	(18,012,500)	(18,012,500)	18,012,500	18,012,500	(1,385)	(1,389)
Deferred hedge gain/(loss) at end of period	-	-	**18,012,500**	**18,012,500**	-	-
Foreign currency translation reserve						
At beginning of period	9,685,806	9,685,806	6,025,019	6,025,019	1,492,869	1,492,869
Foreign currency translation adjustment movement for period, net of tax	(1,534,830)	(1,534,830)	3,660,787	3,660,787	4,532,150	4,532,150
Foreign currency translation reserve at end of period	**8,150,976**	**8,150,976**	**9,685,806**	**9,685,806**	**6,025,019**	**6,025,019**
Accumulated other comprehensive income at end of period	**8,150,976**	**8,150,976**	**27,698,306**	**27,698,306**	**6,025,019**	**6,025,019**
Conversion options						
At beginning of period	17,140,000	-	19,840,000	-	20,000,000	-
Movement for period	(3,869,120)	-	(2,700,000)	-	(160,000)	-
At end of period	**13,270,880**	-	**17,140,000**	-	**19,840,000**	-
Accumulated deficit						
At beginning of period	(220,186,930)	(214,252,081)	(208,389,853)	(209,890,265)	(179,476,945)	(190,601,370)
Net profit/(loss) for period	6,082,627	(621,628)	(11,797,077)	(3,943,290)	(28,912,908)	(19,204,648)
Deduct:						
Preference Share Dividends	-	-	-	(418,526)	-	(84,247)
At end of period	**(214,104,303)**	**(214,873,709)**	**(220,186,930)**	**(214,252,081)**	**(208,389,853)**	**(209,890,265)**
InterOil Corporation shareholders' equity at end of period	**441,976,093**	**439,767,259**	**227,133,927**	**213,502,277**	**96,098,569**	**67,915,469**
Non-controlling interest						
At beginning of period	-	5,427	-	4,387	-	5,416,830
Movement for period	-	8,456	-	1,040	-	(5,412,442)
At end of period	-	**13,883**	-	**5,427**	-	**4,388**
Total equity at end of period	**441,976,093**	**439,781,142**	**227,133,927**	**213,507,704**	**96,098,569**	**67,919,857**

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 2009, 2008 and 2007.

Weighted average number of shares on which earnings per share calculations are based in accordance with U.S. GAAP	Year ended		
	December 31, 2009 $	December 31, 2008 $	December 31, 2007 $
Basic	39,900,583	33,632,390	29,998,133
Effect of dilutive options	-	-	-
Diluted	39,900,583	33,632,390	29,998,133
Net loss per share in accordance with U.S. GAAP			
Basic	(0.02)	(0.12)	(0.64)
Diluted	(0.02)	(0.12)	(0.64)

(1) Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month's results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(s) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004's results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP.

The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP.

(2) Indirect participation interest

As disclosed in note 20 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity. Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for 'derivatives that serve as impediments to sales accounting'.

As explained in note 20, during the year ended December 31,2009, certain investors' with a combined 12.635% interest in the eight well drilling program waived their right to convert their IPI percentage into 1,684,667 common shares. This waiver has resulted in conveyance being triggered on this portion of the IPI agreement for the year ended December 31, 2009. As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest, the amounts offset against oil and gas properties, and the gain recognised in the statement of operations under U.S. GAAP differs to the Canadian GAAP amounts. The following table discloses the impact of the conveyance on the IPI agreement under both U.S. GAAP and Canadian GAAP.

Impact of conveyance on IPI agreement	Canadian GAAP $	US GAAP $	Difference $
Conveyance proceeds available	15,023,049	17,408,001	2,384,952
Amount offset against oil and gas properties	(7,658,581)	(8,561,533)	(902,952)
Gain recognised in the statement of operations	(7,364,468)	(8,846,468)	(1,482,000)
	-	-	-

During 2009, the Company bought a combined 4.8364% interest in the IPI Agreement from certain investors with the consideration settled in InterOil common shares (refer to section 'Extinguishment of IPI liability' section in note 20). The extinguishment of liability model adopted by management for this transaction compares the fair value and book value of the IPI liability and transfers the difference to the statement of operations. Under Canadian GAAP, $649,187 was transferred to contributed surplus as the initial liability was bifurcated between the liability and equity component, and this amount related to equity component. However under U.S. GAAP, as the company has not bifurcated the liability, $649,187 has also been transferred to the statement of operations as an expense.

(3) Preference shares

As disclosed in Note 23 in the consolidated financial statements, 517,777 preference shares were issued to an investor in November 2007 for $15,000,000.

Under Canadian GAAP, the preference shares were assessed based on the rights attached to those shares and Management valued the equity and liability component of the instrument using the residual value basis.

As the Preference share agreement has contractual redemption provisions under 'Fundamental change' section mainly relating to listing requirements, shareholding etc, under U.S. GAAP, the preference shares needs to be classified under temporary equity classification in accordance with ASC 480-10. Transaction costs amounting to $750,000 have been deducted from the total proceeds of $15,000,000. Under Canadian GAAP the transaction costs attributable to the liability component was expensed.

In addition to the above, the 5% dividend paid has been included within long term borrowing costs within Canadian GAAP, but has been treated as a reduction to retained earnings under U.S. GAAP.

During the year ended December 31, 2008 the entire preference shares issued of 517,777 shares were converted into common shares.

(4) 8% subordinated debentures

As disclosed in Note 24 in the unaudited consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years. Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under ASC 815 to determine whether the embedded conversion option needs to be bifurcated and disclosed separately. The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under ASC 815-10 paragraph 15-74(a) as the option is indexed to the Company's own stock and would have been classified in Shareholder's equity if it had been separated.

As ASC 815 bifurcation is not applicable, the provisions of ASC 470-20 requires that the instrument be assessed for any 'Beneficial Conversion Features ("BCF")' included in the instrument, which should be separated using the intrinsic value method as noted. Based on the guidance, the BCF has been valued at $8,821,320 which was separated and classified separately under equity as Contributed Surplus. After separation, the liability component was being accreted over the life of the debentures, being 5 years till May 2013.

During the year ended December 31, 2009, all remaining debenture holders either exercised their conversion rights or were mandatorily converted into common shares due to a mandatory conversion resulting from daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.

As U.S. GAAP requires the expensing of all unamortized deferred financing costs, placement fee, and the remaining accretion relating to debentures converted prior to its maturity in the period of the conversion. No such expensing is required under Canadian GAAP. This amounts to an additional expense of $9,083,127 under U.S. GAAP during the year ended December 31, 2009.

(5) Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in Note 14 in the unaudited consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil. Under Canadian GAAP, joint ventures are proportionately consolidated into the Company's consolidated financials based on the shareholding in the joint venture.

Applying the guidance under ASC 323-10, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under ASC 505-10 wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch's interest in the Joint Venture Company. InterOil issued 499,834 common shares totalling $11,250,000 for its share of the settlement. This acquisition increased InterOil's economic interest in the joint venture from 82.14% to 86.66%.

InterOil will account for the joint venture using equity accounted method. In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – Liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP. The statement of operations incorporates results for the year ended December 31, 2009. PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder's Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction Consolidated Balance Sheet	Canadian GAAP	GAAP Adjustments	US GAAP
Cash and cash equivalents	1,695,514	(1,695,414)	100
Other assets	12,379	(12,379)	-
Current assets	**1,707,893**	**(1,707,793)**	**100**
Investment in PNG LNG Inc.	-	13,121,141	13,121,141
Goodwill	6,626,317	(5,761,940)	864,377
Plant and equipment	2,313,469	(2,313,469)	-
Total assets	**10,647,679**	**3,337,939**	**13,985,618**
Accounts payable and accrued liabilities	1,281,767	(1,281,767)	0
Intercompany payables	19,085,298	(869,354)	18,215,944
Current liabilities	**20,367,065**	**(2,151,121)**	**18,215,944**
Deferred gain on contributions to LNG project	13,076,272	(13,076,272)	-
Total non-current liabilities	**13,076,272**	**(13,076,272)**	**-**
Share capital	1	-	1
Accumulated deficit	(22,795,659)	18,565,332	(4,230,327)
Shareholders' Equity	**(22,795,658)**	**18,565,332**	**(4,230,326)**
Total liabilities and Shareholders' equity	**10,647,679**	**3,337,939**	**13,985,618**

Midstream - liquefaction Consolidated Statement of Operation	Canadian GAAP	GAAP Adjustments	US GAAP
Interest income	7,741	(7,741)	-
Total revenues	**7,741**	**(7,741)**	**-**
Office and Administrative expenses	4,266,771	(3,166,815)	1,099,956
Depreciation	56,996	(56,996)	-
Professional fees	2,841,129	(2,576,874)	264,255
Borrowing costs	1,218,258	-	1,218,258
Exchange (Gain) loss	(41,053)	41,053	-
Loss on equity accounted investment	-	4,739,339	4,739,339
Income taxes	54,670	(54,670)	-
Total expenses	**8,396,771**	**(1,074,963)**	**7,321,808**
Net (loss)/gain	**(8,389,030)**	**1,067,222**	**(7,321,808)**

(6) Deferred Financing costs

Deferred financial costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under ASC 835-30.

(7) Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was an increase to the future tax asset of $2,331,829 (2008 – reduction of $2,671,594, 2007 – reduction of $3,403,154) for the year ended December 31, 2009 due to an increase in the loss carry-forwards. A corresponding increase in the valuation allowance was recorded.

(8) Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the Midstream operations described in point 1 above. Non-controlling interests are classified under temporary equity classification on the balance sheet under Canadian GAAP; however, the same is disclosed as equity, but separate from the parent's equity, under US GAAP in accordance with guidance under ASC 810-10. In addition, under Canadian GAAP, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income. However, ASC 810-10 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.

Recent Accounting Pronouncements applicable to the Company

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued ASC 810. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. Previously, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued ASC 815. This statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure better conveys the purpose of derivative use in terms of the risk that the entity is intending to manage. Disclosing the fair values of derivative instruments and their gains and losses in a tabular format should provide a more complete picture of the location in an entity's financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features should provide information on the potential effect on an entity's liquidity from using derivatives. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Subsequent events

In May 2009, the FASB issued ASC 855-10. The objective of this statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In particular, this statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This statement is effective for interim and annual periods ending after June 15, 2009. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the FASB issued ASC 105. The FASB Accounting Standards Codification will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU 2009-05. This update provides amendments to the fair value measurement of liabilities. In particular, the update provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using either a valuation technique that uses the quoted price of the identical liability when traded as an asset or the quoted prices for similar liabilities or similar liabilities when traded as assets, or a valuation technique that is consistent with the principles of Topic 820. This update also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the first reporting period, including interim periods, beginning after issuance. The Company has complied with the disclosure requirements under this standard for the year ended December 31, 2009.

Accounting for transfers of financial assets

In June 2009, the FASB issued ASC 860. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. In particular, this statement removes the concept of a qualifying special-purpose entity, and removes the exception from applying ASC 810-10 relating to consolidation of Variable Interest Entities, to qualifying special-purpose entities. This statement is effective at the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect that the application of this standard will have a material impact on the financial statements.

Consolidation of variable interest entities

In June 2009, the FASB issued ASC 810 which addresses the effects on consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860, and concerns about the application of certain key provisions of the standard, including those in which the accounting and disclosures do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This statement is effective at the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect that the application of this standard will have a material impact on the financial statements.

Glossary of Terms

"**AIF**" means this Annual Information Form for the year ended December 31, 2009.

"**API**" means the American Petroleum Institute.

"**Barrel, Bbl**" (petroleum) Unit volume measurement used for petroleum and its products.

"**BNP Paribas**" BNP Paribas Capital (Singapore) Limited.

"**Board**" means the board of directors of InterOil.

"**BP**" BP Singapore Pte Limited.

"**COGE Handbook**" refers to the Canadian Oil and Gas Evaluation Handbook.

"**Condensate**" A component of natural gas which is a liquid at surface conditions.

"**Crack spread**" The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

"**Crude Oil**" A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

"**Debentures**" means the 8% subordinated convertible debentures of InterOil due May 9, 2013.

"**EBITDA**" EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See "Non-GAAP Measures and Reconciliation".

"**Farm out**" A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party's fulfillment of contractually specified conditions. Farm out agreements often stipulate that a party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.

"**FEED**" Front end engineering and design.

"**Feedstock**" Raw material used in a processing plant.

"**FID**" Final investment decision.

"**GAAP**" Generally accepted accounting principles.

"**Gas**" means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.

"**Gross reserves**" refers to InterOil's working interest reserves before the deduction of royalties and before including any royalty interests.

"**Gross wells**" refers to the total number of wells in which we have an interest.

"**ICCC**" means Independent Consumer and Competition Commission in Papua New Guinea.

"**IPI holders**" means investors holding IPWIs in certain exploration wells required to be drilled pursuant to the Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005.

"**IPF**" means InterOil power fuel. InterOil's marketing name for low sulfur waxy residue oil or LSWR.

"**IPP**" means import parity price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts. The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

"**IPWI**" means indirect participation working interest.

"**Joint Venture Company**" or "**PNG LNG**" means PNG LNG, Inc., a joint venture company established in 2007 by InterOil LNG Holdings Inc., an affiliate of InterOil, MLPLC and Pac LNG to construct the proposed LNG plant. Under an agreement reached in February 2009, MLPLC no longer holds any interest in PNG LNG. (See "Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009)

"**LNG**" means liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

"**LNG Project**" means the potential development by us of an LNG processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG through the Joint Venture Company.

"**LPG**" Liquefied petroleum gas, typically ethane, propane, butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.

"**LSWR**" means low sulfur waxy residual fuel oil.

"**Mark-to-market**" refers to the accounting standards of assigning a value to a position held in a financial instrument based on the current fair market price for the instrument or similar instruments.

"**MLPLC**" Merrill Lynch PNG LNG Corp., a company organized under the laws of the Cayman Islands and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Inc. and Merrill Lynch & Co.

"**Naphtha**" That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

"**Natural gas**" means a naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

"**NGL**" means natural gas liquids, consisting of any one or more of propane, butane and condensate.

"**Net wells**" refers to the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest in that well.

"**NI 51-101**" refers to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators.

"**NI 52-110**" refers to National Instrument 52-110 - Audit Committees adopted by the Canadian Securities Administrators.

"**OPIC**" means Overseas Private Investment Corporation, an agency of the United States Government.

"**Pac LNG**" Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G.

"**PDL**" means Petroleum Development License. The right granted by the State to develop a field for commercial production.

"**Petromin**" means Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea and mandated by the State to invest in resource projects on its behalf.

"**PGK**" means the Kina, currency of Papua New Guinea.

"**PNGDV**" means PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003. (See "Description of our Business – Upstream - Exploration and Production – Participation Agreements", "Material Contracts – Drilling Participation Agreement dated July 21, 2003").

"**PPL**" means Petroleum Prospecting License. The tenement given by the State to explore for oil and gas.

"**PRL**" means Petroleum Retention License. The tenement given by the State to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula.

"**Shut-in**" refers to wells that are capable of producing oil or natural gas which are not producing due to lack of available transportation facilities, available markets or other reasons.

"**State**" or "**PNG**" means the Independent State of Papua New Guinea.

"**Sweet/sour crude**" Sweetness describes the degree of a given crude's sulfur content. Sour crudes are high in sulfur, sweet crudes are low.

"**Working interest**" means the percentage of undivided interest held by InterOil in an oil and natural gas property.

"**YBCA**" means the Business Corporations Act (Yukon Territory).

Conversion

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Corporate Directory

Directors and Executive Officers

Phil E. Mulacek – Chairman and Chief Executive Officer
Christian M. Vinson – Vice President of Corporate
Gaylen J. Byker [1,4] – Director
Roger N. Grundy [4] – Director
Roger F. Lewis [3] – Director
Edward N. Speal [2,4] – Director
William J. Jasper III – President & Chief Operating Officer
Collin F. Visaggio – Chief Financial Officer
Mark Laurie – General Counsel and Corporate Secretary

(1) Gaylen Byker acts as Chairman of each of the Board's Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee and has held such positions throughout 2009.

(2) Edward Speal is a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and has held such positions throughout 2009.

(3) Roger Lewis has held the position of Director and member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee from his date of appointment and throughout 2009.

(4) Messrs Grundy and Speal and Dr Byker are also members of the Board's Reserves Committee.

Stock Exchanges

United States
NYSE Euronext
11 Wall Street
New York, NY 10005
www.nyse.com
Trading symbol: IOC

Papua New Guinea
Port Moresby Stock Exchange Limited
Defens Haus, 4th Floor
Port Moresby NCD Papua New Guinea
Telephone 675 320 1980
www.pomsox.com.pg
Trading symbol: IOC

Legal

Canada
Bennett Jones LLP
45 Bankers Hall East
855 2nd Street SW
Calgary, Alberta T2P 4K7
Telephone (403) 298-3100

Australia and Papua New Guinea
Gadens Lawyers
77 Castlereagh Street
Sydney NSW 2000 Australia
Telephone 61 2 9931 4999

United States
Haynes and Boone, LLP
Attorneys and Counselors
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
Telephone 1 214 651 5000

Bankers

Canada
Canadian Imperial Bank of Commerce
Commerce Court
Toronto ON M5L 1A2 Canada
Telephone 1 416 980 2211

United States
Wells Fargo Bank TX N.A.
1500 Broadway
Lubbock TX 79401 USA
Telephone 1 806 767 7418

Papua New Guinea
Australian and New Zealand Bank
Defens Haus, 3rd Floor
Port Moresby NCD Papua New Guinea
Telephone 675 322 3333

Auditors

Pricewaterhouse Coopers
2 Southbank Boulevard
Southbank, VIC 3006
DX 77 Melbourne, Australia
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

We are required by the NYSE to include a statement in our annual report advising that the disclosure required by the NYSE Listed Company Manual of significant differences between InterOil's governance practices and the NYSE's governance rules is set out on the Company's website at www.interoil.com/governance.asp

Transfer Agent & Share Registrars

Main Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Tel: 1-800-564-6253 (toll free North America)
Fax: 1-800-249-7775 (toll free North America)
E-mail: service@computershare.com

Co-Transfer Agent (USA)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel: 1-800-962-4284 (toll free North America)
International: 1-514-982-7555

Operational Office Locations

Cairns
Level 1, 60-92 Cook Street
Portsmith, QLD 4870, Australia
Telephone 61 7 4046 4600
Facsimile 61 7 4031 4565

Houston
25025 I-45 North, Suite 420
The Woodlands TX 77380 USA
Telephone 1 281 292 1800
Facsimile 1 281 292 0888

InterOil Singapore PTE Ltd
Unit 7 Temasek Boulevard
#28-01 Suntec Tower One
Singapore 038987
Office: +65 6507 0222
Fax: +65 6884 9562

Port Moresby
Defens Haus, 6th Floor
Corner Champion Parade and Hunter Street
Port Moresby NCD Papua New Guinea
Telephone 675 303 5100
Facsimile 675 303 5188

Registered Office Location

Canada
c/- Lackowicz, Shier & Hoffman
Suite 300,
204 Black Street
Whitehouse, Yukon
Y1A 2M9
Telephone +1 867 668 5252

Web

www.interoil.com

Investor Relations

Wayne W. Andrews
V.P. Capital Markets
Wayne.Andrews@interoil.com
Telephone +1 281 292 1800

Anesti Dermedgoglou
V.P. Investor & Public Relations
Anesti.Dermedgoglou@interoil.com
Telephone 61 7 4046 4600